3/15

Follow-Up Materials

06013534

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hoya Corp

*CURRENT ADDRESS

PROCESSED

MAY 18 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34801 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 5/18/06

HOYA

April 20, 2006

FINANCIAL REPORT 2006

AK/S
3-31-06

For the year ended March 31, 2006

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:
1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used in the year ended March 31, 2006 are unaudited.
3. These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

Annual Financial Highlights (unaudited)

April 20, 2006

HOYA CORPORATION and Consolidated Subsidiaries

Contact : Naoji Ito, Manager of Corporate Communications

Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the years ended March 31, 2006 and 2005

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Years ended March 31, 2006	2005	Variance (%)
Net sales	344,228	308,172	11.7
Operating income	101,095	84,920	19.0
Ordinary income	103,637	89,525	15.8
Net income	75,620	64,135	17.9
Basic net income per share (Yen)	176.54	578.84	
ROE	27.1%	25.5%	
Ordinary income / total assets	29.1%	28.6%	
Ordinary income / net sales	30.1%	29.1%	

Notes : No changes have been made in accounting policy.

(2)Dividends	Years ended March 31, 2006	2005
Annual cash dividends per share (Yen)	150.00	150.00

(3)Financial Position	As of March 31, 2006	2005
Total assets	361,537	351,482
Shareholders' equity	279,480	277,889
Shareholders' equity ratio	77.3%	79.1%
Shareholders' equity per share (Yen)	648.87	2,494.37

(4)Conditions of Cash Flow	2006	2005
Net cash provided by operating activities	105,855	76,000
Net cash used in investing activities	-52,012	-35,524
Net cash provided by (used in) financing activities	-85,787	-11,692
Cash and cash equivalents at end of period	83,574	112,874

Ref:Performance of HOYA CORPORATION for the years ended March 31, 2006 and 2005

	2006	2005	Variance(%)
Net sales	248,195	224,608	10.5
Operating income	29,746	35,131	-15.3
Ordinary income	44,788	46,536	-3.8
Net income	22,062	24,967	-11.6
EPS (Yen)	51.55	225.55	
Total assets	219,063	222,313	
Shareholders' equity	95,598	159,316	

With effect on November 15, 2005, HOYA CORPORATION carried out a four-for-one stock split. The per share information for the term under review reflects the stock split assuming that the above stock split was exercised on the beginning of the term under review. The per share information for the previous fiscal year is actual result and not adjusted.

The dividends per share for the term under review was Yen 150. The Interim dividend of Yen 120 doesn't reflect the stock split while the Year-end dividend of Yen 30 reflects it. The value of dividends for the interim and previous fiscal year are actual result and not adjusted.

1.Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 62 consolidated subsidiaries (5 in Japan and 57 overseas) and five affiliates (5 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to Electro-Optics, Photonics, Vision Care, Health Care and Crystal products. Of the five affiliates, one (1) company is accounted for using the equity method (as of March 31, 2006).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional headquarters in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, legal support and internal audits, thereby supporting the promotion of business activities.

In July 2003, the HOYA Group has moved its financial headquarters to HOYA HOLDINGS, N.V. so that this financial headquarters control global financial matters.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Crystal
(area)
Japan
Asia
(Regional HQ)
North America
(Regional HQ)
Europe
(Regional HQ & Global Financial Headquarters)
Legal and Financial Support
Global Business Expansion

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in six major industries as per below: Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service.

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs; Glass disks for hard disk drives (HDDs); Optical lenses, Optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Laser equipments for industrial, dental, and medical purposes Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA CORP. Medical Division HOYA HEALTHCARE CORPORATION
Others	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Outsourcing, etc.	HOYA SERVICE CORPORATION WELFARE CORPRATION

Business Flow Chart


INFORMATION TECHNOLOGY
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Blanks Division,
Mask Division,
MD Division,
Optics Division
EYECARE
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
HOYA CORPORATION
Medical Division
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
CRYSTAL
HOYA CORPORATION
Crystal Company
SERVICE
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE CORPORATION
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
products
products
NORTH AMERICA
(Consolidated Subsidiaries)
HOYA HOLDINGS, INC. (RHQ)
HOYA CORPORATION USA
RADIANT IMAGES, INC.
QSTREAMS NETWORKS, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
VISION MEMBRANE TECHNOLOGIES, INC.
HOYA CRYSTAL, INC.
and, Vision Care North America 13 Branches
EUROPE
(Consolidated Subsidiaries)
HOYA HOLDINGS N.V. (RHQ & FHQ)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
HOYA MEDICAL EUROPE GMBH.
ASIA
(Consolidated Subsidiaries)
HOYA HOLDINGS ASIA PACIFIC PTE LTD (RHQ)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO.,LTD.
HOYA CANDEO OPTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA HEALTHCARE (SHANGHAI) CO., LTD.
HOYA MEDICAL SINGAPORE PTE LTD.
JAPAN
(Consolidated Subsidiaries)
HOYA CANDEO OPTRONICS CORPORATION
HOYA PHOTONICS CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
other 3 companies
Products
Products
Products
Products
Products
Service
CUSTOMERS

RHQ : Regional Headquarters
FHQ : Financial Headquarters
Italic : affiliates accounted for by the equity method

2. Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management "Maximization of Corporate Value"

1. SVA management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize corporate value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Strategy of "Global Niche"

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

3. Harmonizing the interests of management, employees and shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, stock-options and an employee stock ownership plan have been established that allow employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

4. Global group management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

5. Middle- to long-term policy on appropriation of retained earnings

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development.

Funds from retained earnings will be appropriated for investments for the Company to establish the HOYA brand, accelerate further growth, enhance competitive edge of its products, and develop next-generation products.

3. Business Overview

3-1. Results of Operations

(1) General Overview

Results of Operations	Millions of Yen Year ended Mar. 31, 2006
Net sales	344,228
Operating income	101,095
Ordinary income	103,637
Net income	75,620
EPS (Yen)	176.54

During the term under review, corporate earnings centered in export industries demonstrated steady growth, reflecting a tone of weakness in the yen, driven by brisk sales of digital appliance related products. The government also declared a breakaway from lackluster performance in the economy in August and announced an upward revision of its overall assessment of the business climate. Corporate plans for capital investment also improved and, prompted by an upturn in employment, greater optimism was evident in personal consumption while domestic demand showed firm recovery.

In the currency market during the term under review, the US dollar, euro and Thai baht appreciated by 5.9%, 1.8% and 4.9% respectively all against the yen, on a year-on-year basis.

Within that context, in the HOYA group, the Electro-Optics division saw continued demand for high-precision products as clients were active in aggressive production capacity reinforcement and new product development. In the Vision Care division, overseas eyeglass lens market enjoyed strong growth. In the Health Care division, sales were strong in high-function products. As a result, consolidated sales during the term under review increased 11.7% year-on-year to 344,228 million yen.

Annual net sales (Million Yen) and average exchange rate (Yen/USD & EURO)


(Million Yen)
(Yen/USD or EURO)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
111.19
125.89
121.20
112.76
107.60
113.93
100.47
110.98
121.48
132.65
135.73
138.13
236,802
235,265
246,293
271,443
308,172
344,228
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Net sales
average exchange rate (USD)
(EURO)

Ratio of Net Sales by Business Segment


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the term under review, the Electro-Optics division saws steady orders for high-precision products. In the Eye Care sector, a boost in revenues was achieved through expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the term increased 19.0%, 15.8% and 17.9%, respectively, on a year-on-year basis. Together with the net sales, all three represented record results for the term.

Net income per share for the term under review was 176.54 yen. The Company carried out a four-for-one stock split on November 15, 2005 based on the decision in a meeting of the Board of Directors held on July 20, 2005 (For details, please refer to the Notes in this report).

Profits (Million Yen)


100,000
80,000
60,000
40,000
20,000
0
45,127
48,184
21,860
43,897
45,774
23,740
52,982
50,874
20,037
68,166
66,554
39,548
84,920
89,525
64,135
101,095
103,637
75,620
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Operating Income
Ordinary Income
Net Income

The management at HOYA strives hard to increase shareholder value in response to shareholder expectations. Considering the results of the fiscal year under review, the management proposes that a year-end dividend for the fiscal year be 30 yen per share. Consequently, the total dividend for the fiscal year, including an interim dividend of 120 yen per share already paid, will amount to 150 yen per share.

(2) Segment Overview

1)Information Technology

Electro-Optics

Annual Net sales of Electro-Optics (Million Yen)


220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
112,341
101,496
111,460
135,071
165,664
190,551
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales remained flat year-on-year as there was a large orders by special reason for volume products in the previous year, while orders from overseas market and for next-generation products such as masks for 65nm level semiconductors increased. In terms of LCD masks, the demand of large LCD masks were healthy as LCD panel manufacturers launched new production lines and the development of new models remained vigorous, resulting in increased sales on a year-on-year basis.

In HDD (hard disk) glass disks, there was a decline in small-size disks for portable music players, which have been surging in growth, given the expansion in the sales of notebook computers, 2.5-inch disks have been moving vigorously, bringing an increase in sales year-on-year.

In optical lenses, the Company has begun shipments for camera-equipped mobile phones and other new uses and has furthermore been promoting strategies for products with high value added properties. As a result, together with a gradual recovery in the market for digital cameras and other products, sales increased steadily on a year-on-year bases.

Photonics

Annual Net sales of Photonics (Million Yen)


12,000
10,000
8,000
6,000
4,000
2,000
0
6,533
7,157
5,485
4,116
10,749
10,092
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

This segment covers laser-related equipment for industrial, dental and medical applications, light sources for electronics industry or special optical glasses, etc.

The reason why the sales of this segment have jumped up on the fiscal year ended March 31, 2005 is because that some businesses was transferred from Electro-Optics to this segment as part of its corporate restructuring initiatives.

2) Eye Care

Vision Care


Annual Net sales of Vision Care (Million Yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
86,198
93,184
94,388
98,203
94,971
104,456
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

In spite of a slowdown in the domestic market for eyeglass lenses compared to the previous year, HOYA demonstrated growth in the high-end price range through the market introduction of new products and value-added enhancements of progressive lenses and other products. Sales overall, however, essentially hovered at much the same level as the previous year due to intense price competition in the low-price range.

Overseas, sales growth in all region such as Asia and Oceania, the United States and Europe, remained strong reflecting the higher value-added products promoted by HOYA. Especially there was a sign of recovery in Germany, Europe's largest market, while other markets showed an indication of growth. Aggregate sales in the term in overseas markets increased on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole increased on a year-on-year basis.

Health Care


Annual Net sales of Health Care (Million Yen)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
20,129
23,105
26,716
28,380
31,409
35,483
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

In the area of contact lenses, within the context of persistent price competition by discount shops in the market, HOYA boosted sales year-on-year through the establishment of new retail stores and expanded sales of multifocal lenses and other high value-added products through consulting sales capitalizing on its specialized knowledge.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses, especially yellow-lens, during the term both in Japan and overseas.

3) Others

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and the sales decreased on a year-on-year basis.

3-2. Financial Position

	Millions of Yen As of Mar. 31, 2006
Total assets	361,537
Shareholders' equity	279,480
Shareholders' equity ratio	77.3%

At the end of the year under review, current assets decreased Yen 20,598 million and fixed assets increased Yen 30,864 million against the end of the previous year. As a result, total assets increased Yen 10,055 million. Shareholders'equity increased Yen 1,591 million. During the year under review, the Company acquired 15,686,800 shares of treasury stock and cancelled 14,379,000 shares at Yen 53,180 million.

3-3. Conditions of Cash Flows

	Millions of Yen Year ended Mar. 31, 2006
Net cash provided by operating activities	105,855
Net cash used in investing activities	-52,012
Net cash provided by (used in) financing activities	-85,787
Cash and cash equivalents at end of period	83,574

Cash flow from operating activities amounted to 105,855 million yen, comprised of 97,367 million yen in income before income taxes and minority interests and 26,251 million yen in depreciation and amortization among others. Cash flow from investment activities amounted to 52,012 million yen in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to 53,843 million yen and used 64,031 million yen for acquisition of treasury stock and 23,402 million yen for payment of dividends. As a result, the term-end balance of cash and cash equivalents decreased 29,300 million yen from the end of the previous fiscal year.

3-4. Management Issues and Business Risks

1. Management Issues Faced by the HOYA Group:

We at HOYA Group hoist maximization of its corporate value as our principal policy and carry out management of the Group with a global perspective in order to acquire top shares in the worldwide market. On steering our manifold business operations, we determine the best combination of our management resources in order to give full play to our competitive edge, technological acumen, development capability and steering force, and face up to improving results.

(1) Flexible Adaptation to Changing Markets and Efficient Implementation of Management Resources

In the manifold business areas of HOYA Group, we will grasp the needs of our customers properly and devise strategies in advance of market competition in order to adapt nimbly and flexibly to moves in customers, markets, products and competition, etc. We realize as important management issues that the HOYA Group allocate management resources of the Group appropriately when judging plant and equipment investment, business tie-ups, M&As, withdrawal from or reduction in business operation, etc.; and we will keenly face up to the issues.

(2) Creation of New Business and Technologies

Securing corporate earnings and maintaining growth is imperative for any business enterprise. To meet such necessity, we realize it is an important management issue not only to expand our existing businesses, but also to introduce vectors for growth different from the existing ones by developing technologies that others cannot imitate and by creating new businesses and business areas.

We will strive ceaselessly to develop technologies that will prevail across the world and products with an enhanced competitive advantage; to explore and create new businesses; and to acquire and nurture talent able to carry our next generation of business.

2. Business Risks

(1) Fluctuation of Exchange Rates - As HOYA Group develops its business on a global scale, if the currencies of those countries in which HOYA Group has major manufacturing operations appreciate, export prices of its products would rise, which would incur an increase in costs on a consolidated basis. If the currencies of those countries in which HOYA has major sales operations depreciate, it would bring about a decrease in sales.

(2) Influence of International Situations - At present, the situation in certain countries, is extremely tense. Hereafter, in the event that movement of people, goods or money were restrained extraordinarily in a certain region, or if certain unexpected events took place in those countries in which HOYA Group has business operations - including changes in the political, economic or legal environments, labor shortages, strikes, or natural calamities, etc., - certain problems may arise in the execution of business operations.

(3) Our Business as in Production Goods - Every part of the Electro-Optics products range, which constitutes a major portion of the HOYA Group revenue, involves intermediate production goods, components or materials. Therefore, growth of the business thereof is affected substantially by the market conditions of such products as semiconductors, LCD panels and HDDs that are manufactured utilizing HOYA Group products, and by that of personal computers and home appliances, etc. that are manufactured utilizing the resultant products.

(4) Emergence of Discounters and Lowering of Prices in the Consumer Goods Sector - In recent years in the eyeglass and contact lens markets, discount shops of an unprecedented type have emerged and brought about a lowering of prices. If the influence of such discount shops swells to an extent that cannot be absorbed by HOYA's cost reduction efforts and strategies for adding high value both in Japan and abroad, the business results and financial condition of HOYA Group might be adversely affected.

(5) Competence for Developing New Products - In the industrial sector to which HOYA belongs, technological advances are swift and HOYA strives at all times to develop state-of-the-art technologies. However, if HOYA Group fails to sufficiently predict changes in the sector and markets or to develop new products that meet customer needs in time, the business results and financial condition of HOYA Group might be adversely affected.

(6) Competition - HOYA Group, which has the top market share for its many products in their respective sectors, is constantly exposed to relentless competition. There is no guarantee that HOYA Group can maintain its overwhelming market share and compete efficiently in future. If customers shift allegiance due to cost pressures or inefficiency of HOYA's competitiveness, the business results and financial condition of HOYA Group might be adversely affected.

(7) Production Capacity - At present, HOYA Group reinforces its production capacity so as to meet orders that exceed existing production capacity in multiple business areas. However, if the setting up of such capacity were delayed for any reason, it would affect not only HOYA's results but also the production and sales plans of its customers, which might bring about increased market share for its competitors, etc., and adversely affect the business results and financial condition of HOYA Group.

(8) New business - New business is important for future growth. In the event that no promising new business is developed, the growth of HOYA Group might not be achieved as planned. Besides, HOYA may carry out mergers and acquisitions as a part of its business strategy. If unexpected obstacles emerge after such acquisition and unscheduled time and costs are required, the business results and financial condition of HOYA Group might be adversely affected.

4. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of Mar.31,		Variance	
	2006	2005	Value	(%)
ASSETS				
Current assets	212,273	232,871	-20,598	-8.8
Cash and deposits	83,574	112,874	-29,300	
Notes and accounts receivable - trade	78,380	73,619	4,761	
Inventories	41,178	36,165	5,013	
Deferred tax assets	7,407	6,500	907	
Other current assets	3,246	4,947	-1,701	
Allowance for doubtful receivables	-1,512	-1,235	-277	
Fixed asstes	149,152	118,288	30,864	26.1
Tangible fixed assets	120,603	95,158	25,445	26.7
Buildings and structures	29,548	25,114	4,434	
Machinery and carriers	58,493	45,016	13,477	
Land	8,648	8,937	-289	
Other tangible fixed assets	23,912	16,090	7,822	
Intangible fixed assets	7,424	5,489	1,935	35.3
Investments and other assets	21,123	17,640	3,483	19.7
Investment securities	14,060	10,383	3,677	
Deferred tax assets	2,757	3,097	-340	
Other assets	4,601	4,461	140	
Allowance for doubtful receivables	-295	-301	6	
Deferred charges	111	322	-211	-65.5
Total Assets	361,537	351,482	10,055	2.9
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	79,305	70,792	8,513	12.0
Notes and accounts payable - trade	28,070	24,452	3,618	
Short-term bank loans	-	194	-194	
Income taxes payable	14,342	10,022	4,320	
Accrued bonuses to employees	4,207	3,917	290	
Other current liabilities	32,685	32,204	481	
Long-term liabilities	1,831	1,970	-139	-7.1
Reserve for periodic repairs	619	542	77	
Other long-term liabilities	1,211	1,427	-216	
Total Liabilities	81,137	72,762	8,375	11.5
Minority interest	919	830	89	10.7
Common stock	6,264	6,264	-	-
Additional paid-in capital	15,898	15,898	-	-
Retained earnings	266,345	268,255	-1,910	-0.7
Net unrealized gain on available-for-sale securities	110	37	73	-
Foreign currency translation adjustments	7,142	-4,687	11,829	-252.4
Treasury stock - at cost	-16,279	-7,878	-8,401	106.6
Total Shareholders' Equity	279,480	277,889	1,591	0.6
Total	361,537	351,482	10,055	2.9

notes:

Accumulated depreciation	181,818	166,344	(Million Yen)
Guarantees of borrowings and lease obligations for customers	2,206	1,369	(Million Yen)
Number of shares of treasury stock	4,401,607	967,762	(stocks)

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Years ended Mar. 31,		Variance	
	2006	2005	Value	(%)
Net sales	344,228	308,172	36,056	11.7
Cost of sales	172,033	158,023	14,010	8.9
Gross profit	172,194	150,148	22,046	14.7
Selling, general and administrative expenses	71,098	65,228	5,870	9.0
Operating income	101,095	84,920	16,175	19.0
Non-operating income	4,869	6,623	-1,754	-26.5
Interest income	1,788	1,013	775	
Foreign exchange gains	242	875	-633	
Equity in earnings of affiliates	1,285	3,707	-2,422	
Others	1,552	1,026	526	
Non-operating expenses	2,327	2,017	310	15.4
Interest expense	142	86	56	
Sales Discount	706	552	154	
Others	1,478	1,378	100	
Ordinary income	103,637	89,525	14,112	15.8
Extra-ordinary gains	2,389	719	1,670	232.3
Gain on sales of property, plant and equipment	109	194	-85	
Others	2,280	524	1,756	
Extra-ordinary losses	8,660	6,779	1,881	27.7
Maintenance of Environment	3,725	1,980	1,745	
Additional retirement benefits paid to employees	1,688	842	846	
Loss on impairment	1,232	859	373	
Loss on disposal of property, plant and equipment	625	948	-323	
Loss on close of factory	-	1,263	-1,263	
Others	1,388	885	503	
Income before income taxes and other items	97,367	83,466	13,901	16.7
Income taxes - Current	22,249	18,690	3,559	19.0
Income taxes - Deferred	-511	531	-1,042	-
Minority interests in net income	9	108	-99	-91.7
Net income	75,620	64,135	11,485	17.9
Basic net income per share(Yen)	176.54	578.84	-402.30	

Notes:

1. *Net income per share for the term under review decreased drastically as the company carried out a four-for-one stock split* on November 15, 2005 and the number of outstanding shares increased four times. For details, please refer to the Notes at the next page.

2. Effect of Exchange Rate Change on Net Sales and Incomes ("2006 A" is the actual value of this period. "2006 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2006 A	2006 B	influences
Net sales	Million Yen	344,228	339,510	4,718
Operating income	Million Yen	101,095	98,277	2,818
Ordinary income	Million Yen	103,637	100,824	2,813
Net income	Million Yen	75,620	72,970	2,650

3. Average rates of major foreign currencies:

		Years ended Mar. 31,		
		2006	2005	Variance(%)
US Dollar	Yen	113.93	107.60	-5.9%
Euro	Yen	138.13	135.73	-1.8%
Thail Baht	Yen	2.81	2.68	-4.9%

Notes Relating to Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows:

1. Number of shares to be increased

Outstanding shares before stock split	112,349,005 shares
Increase in shares	337,047,015 shares
Outstanding shares after increase	449,396,020 shares

2. Method
   With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.

3. Date entitled to dividend
   October 1, 2005

   The per share information for the term under review reflects the stock split assuming that the above stock split was exercised on the beginning of the term under review. The per share information for the previous fiscal year is actual result and not adjusted. For your reference, per share information for the previous fiscal year which is re-calculated assuming that the above stock split was exercised on the beginning of the term is as follows :

	Years ended Mar. 31,		
	2006	2005	Variance
Shareholders' equity per share (Yen)	648.87	623.59	25.28
Basic net income per share (Yen)	176.54	144.71	31.83
Diluted net income per share (Yen)	175.98	144.38	31.60

The dividends per share for the term under review was Yen 150. The Interim dividend of Yen 120 doesn't reflect the stock split while the Year-end dividend of Yen 30 reflects it. For your reference, (1) The per share dividend for the interim and previous fiscal year which are re-calculated assuming that the above stock split was exercised on the beginning of the last fiscal year (2) The per share dividend assuming that the above stock split was not occured (the value of dividends for the interim and previous fiscal year are actual result and not adjusted).

	Years ended Mar. 31,		
(1)	2006	2005	Variance
Interim dividends per share (Yen)	30.00	15.00	15.00
Year-end dividends per share (Yen)	30.00	22.50	7.50
Annual dividends per share (Yen)	60.00	37.50	22.50
(2)	2006	2005	Variance
Interim dividends per share (Yen)	120.00	60.00	60.00
Year-end dividends per share (Yen)	120.00	90.00	30.00
Annual dividends per share (Yen)	240.00	150.00	90.00

Notes Relating to Purchase of Treasury Stock

HOYA CORPORATION has completed the acquisition of the Treasury Stock, resolved at the Board of Directors meeting held on October 20, 2005 in accordance with Article 211-3, Section 1-2 of the Commercial Code of Japan.

1. Period of the purchase	From November 15, 2005 to December 1, 2005
2. Total number of shares purchased	15,686,800 shares
3. Total cost of acquisition	63,999,973,000 Yen
4. Method of the purchase	Purchase on the Tokyo Stock Exchange

(Note)
Decision of the Board of Directors meeting held on October 20, 2005 is as follows:

Type of shares to be purchased:	Common shares of the Company
Number of shares to be purchased:	16,000,000 shares (Maximum)
Value of the purchase:	64,000 million yen (Maximum)
Period of the purchase:	From October 21, 2005 to December 20, 2005

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Years ended Mar. 31,		
	2006	2005	Variance
Additional Paid-In Capital			
Balance at the beginning of the period	15,898	15,898	-
Adjustment of retained earnings	-	-	-
Appropriations	-	-	-
Balance at the end of the period	15,898	15,898	-
Retained Earnings			
Balance at the beginning of the period	268,255	247,175	21,080
Adjustment of retained earnings	75,620	64,135	11,485
Net income	75,620	64,135	11,485
Appropriations	77,529	43,056	34,473
1. Cash dividends	23,398	12,241	11,157
2. Bonuses to directors	65	62	3
3. Cancellation of treasury stock	53,180	30,702	22,478
4. Loss on deposit of treasury stock	871	49	822
5. Others	13	-	13
Balance at the end of the period	266,345	268,255	-1,910

(4) Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Years ended Mar.31,		
	2006	2005	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	97,367	83,466	13,901
Depreciation and amortization	26,251	21,660	4,591
Loss on impairment of long-lived assets	1,232	859	373
Gain on transfer of businesses	-1,783	-	-1,783
Provision for (reversal of) accrued allowances for doubtful receivables	234	-344	578
Provision for (reversal of) accrued bonuses to employees	278	194	84
Provision for (Reversal of) reserve for periodic repairs	76	184	-108
Interest income and dividend receivable	-1,794	-1,022	-772
Interest expense payable	142	86	56
Foreign exchange loss (gain)	-598	-233	-365
Equity in earnings of affiliates	-1,285	-3,707	2,422
Gain on sales of property, plant and equipment and investment securities	-109	-194	85
Loss on disposal of property, plant and equipment and investment securities	625	948	-323
Bonus to directors	-65	-63	-2
Other	204	553	-349
(Increase) decrease in notes and accounts receivable	-4,041	-5,393	1,352
(Increase) decrease in inventories	-2,546	-2,525	-21
(Increase) decrease in other current assets	2,097	2,427	-330
Increase (decrease) in notes and accounts payable	3,643	-1,629	5,272
Increase (decrease) in income taxes payable	662	-706	1,368
Increase (decrease) in other current liabilities	1,757	3,848	-2,091
Sub total	122,348	98,409	23,939
Interest and dividend receivable	1,865	958	907
Interest payable	-112	-109	-3
Income taxes - paid	-18,246	-23,257	5,011
Net cash provided by operating activities	105,855	76,000	29,855
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-47,741	-33,393	-14,348
Proceeds from sales of property, plant and equipment	266	540	-274
Purchases of investment securities	-2,069	-10	-2,059
Purchase of stocks of subsidiary for consolidation	-337	-	-337
Payment for loans	-2	-96	94
Proceeds from loans	116	211	-95
Increase in investments and other assets	-4,630	-3,096	-1,534
Decrease in investments and other assets	155	321	-166
Proceeds from transfer of businesses	2,230	-	2,230
Net cash used in investing activities	-52,012	-35,524	-16,488
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-207	-157	-50
Repayments of long-term bank loans	-	-161	161
Payments for purchase of treasury stock	-64,031	-38	-63,993
Proceeds from sales of treasury stock	1,855	911	944
Dividends paid	-23,402	-12,245	-11,157
Dividends paid for minority shareholders	-1	-0	-1
Net cash used in financing activities	-85,787	-11,692	-74,095
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,645	3,665	-1,020
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-29,300	32,449	-61,749
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	112,874	80,425	32,449
CASH AND CASH EQUIVALENTS, END OF PERIOD	83,574	112,874	-29,300

(5) Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 62 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity met (In comparison to March 31, 2005)

1) Scope of consolidation : 4 companies increased in total.

5 companies increased due to the establishment: HOYA MEDICAL EUROPE GMBH. (Germany)
HOYA HEALTHCARE (SHANGHAI) CO., LTD. (China)
HOYA CANDEO OPTRONICS KOREA CO., LTD. (Korea)
VISION MEMBRANE TECHNOLOGIES, INC. (U.S.A.)
Other one company (overseas)

1 company increased due to the transfer to the consolidated subsidiary: QSTREAMS NETWORKS, INC. (U.S.A.)

1 company decreased due to the merger into the parent company: HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)

1 company decreased due to the closing: HOYA LENS MEXICO, SA.DE.CV. (Mexico)

2) Application of the equity method
None

	as of Mar. 31, 2006	as of Mar. 31, 2005	variance
Consolidated subsidiaries	62 (do 5, os57)	58 (do 6, os52)	+4 (do-1, os +5)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)
Total Hoya Group	67	63	+4
(accounted for by the equity method)	(1)	(1)	(-)

(do : domestic, os : overseas)

2. Changes in accounting policies

None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen Years ended Mar. 31, 2006	 2005
Cash and deposits	83,574	112,874
Total	83,574	112,874

2. Details of Important Non-financial Trading

Year ended Mar.31, 2006	Millions of Yen
Cancellation of treasury stock	53,180

(with effect on Feb 1, 2006 for 14,379,000 shares)

RE : The number of total issued and outstanding shares after the cancellation was 435,017,020 shares.

Year ended Mar.31, 2005	Millions of Yen
Cancellation of treasury stock	30,702

(with effect on June 1, 2004 for 3,775,400 shares)

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

		As of Mar. 31,					
		2006			2005		
Available-for-sale		Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securities of which *fair value* exceeds *cost*	Marketable Equity securities	1,692	1,874	181	159	308	148
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	1,692	1,874	181	159	308	148
Securities of which *fair value* does NOT exceed *cost*	Marketable Equity securities	-	-	-	-	-	-
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	-	-	-	-	-	-
Total		1,692	1,874	181	159	308	148

2. Condition of sales of marketable securitiearket during this fiscal year:

(Millions of Yen)

	Years ended March 31,	
	2006	2005
Value of sales	-	-
Total of gains from sales	-	-
Total of losses from sales	-	-

3. Investment securities of without market values:

(Millions of Yen)

	As of Mar. 31,	
	2006	2005
Non-marketable stock of subsidiaries	11,104	9,486
Total	11,104	9,486
Non-marketable equity securities	802	274
Others	279	314
Total	1,081	588

4. Derivatives

None

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen As of Mar. 31,	
(1) Current deferred tax assets and liabilities	2006	2005
Deferred tax assets		
Inventories - intercompany unrealized profits	1,692	2,166
Maintenance of environment	1,474	323
Accrued bonuses to employees	1,601	1,529
Accrued enterprise taxes	727	691
Amortization of goodwill	-	285
Other	1,911	1,505
Total amount of deferred tax assets - current	7,407	6,500
(2) Non-current deferred tax assets and liabilities		
Deferred tax assets		
Amortization of goodwill and property, plant and equipment	1,962	1,876
Loss on impairment of long lived assets	556	861
Allowance for doubtful receivables	105	117
Loss on close of factory	-	510
Other	1,078	681
Total amount of deferred tax assets - fixed	3,702	4,047
Deferred tax liabilities		
Reserve for deferred income taxes on fixed assets	-406	-434
Special depreciation reserve	-298	-313
Net unrealized gain on available-for-sale securities	-74	-35
Other	-165	-165
Total amount of deferred tax liabilities - fixed	-945	-949
Net amount of deferred tax assets - fixed	2,757	3,097

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Years ended Mar.31, 2006	2005
Statutory tax rate of the Company	40.4 %	40.4 %
(Adjustment)		
Lower income tax rates applicable to income in certain foreign countries	-18.2	-13.8
Expenses not permanently deductible for income tax purposes	0.4	0.4
Per capita portion	0.1	0.1
Non-taxable dividend income	-1.8	-2.6
Intercompany cash dividend and transactions	1.8	0.8
Equity in earnings of affiliates	-0.5	-1.8
Tax credit on experiment and research expenses	-0.5	-0.8
Other adjustment - net	0.6	0.3
Effective income tax rate	22.3	23.0

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen Years ended Mar.31, 2006	2005
(2) Breakdown of expenses for employees' retirement benefits		
Additional retirement benefits paid to employees	1,688	842
Expenses for employees' retirement benefits	1,688	842

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

1. Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware, mainly at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Millions of Yen Years ended Mar.31, 2006	 2005
Machinery, etc.	864	92
Total	864	92

2. Photonics Division

(1) Group of assets applied :

Production facilities of photonics products at Maebashi Factory, HOYA CANDEO OPTRONICS CORPORATION

(2) Breakdown of impairment

	Millions of Yen Years ended Mar.31, 2006	 2005
Land	-	449
Buildings and Others	-	317
Total	-	766

3. Headquarters

(1) Group of assets applied :

Land for lease at Machida-city, Tokyo

(2) Breakdown of impairment

	Millions of Yen Years ended Mar.31, 2006	 2005
Land	368	-
Total	368	-

5. Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

Annual : for the year ended March 31, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	190,551	10,092	104,456	35,483	1,864	1,777	344,228	-	344,228
Intersegment	744	246	0	0	33	4,333	5,357	(5,357)	-
Total	191,296	10,339	104,457	35,483	1,898	6,111	349,585	(5,357)	344,228
Operating expenses	116,434	9,405	84,088	28,624	2,052	5,464	246,068	(2,936)	243,132
Operating income	74,862	933	20,369	6,859	-154	646	103,516	(2,421)	101,095
Operating margin	39.1%	9.0%	19.5%	19.3%	-8.2%	10.6%	29.6%	-	29.4%
Assets	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
Depreciation	18,715	108	6,444	855	-	53	26,177	74	26,251
Loss on impairment	-	-	-	-	864	-	864	368	1,232
Capital Expenditures	37,243	208	7,958	2,391	761	159	48,722	63	48,785
R&D Expenses	8,289	1,683	2,566	1,555	39	-	14,134	-	14,134
Number of employees (p)	17,133	191	6,794	733	86	185	25,122	54	25,176

Annual : for the year ended March 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	165,664	10,749	94,971	31,409	3,672	1,706	308,172	-	308,172
Intersegment	526	233	17	0	50	5,054	5,881	(5,881)	-
Total	166,190	10,982	94,988	31,409	3,722	6,760	314,054	(5,881)	308,172
Operating expenses	102,899	10,090	77,909	24,267	4,143	6,087	225,398	(2,146)	223,252
Operating income	63,290	892	17,078	7,141	-420	673	88,655	(3,735)	84,920
Operating margin	38.1%	8.1%	18.0%	22.7%	-11.3%	10.0%	28.2%	-	27.6%
Assets	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
Depreciation	14,729	126	5,899	668	-	81	21,506	154	21,660
Loss on impairment	-	766	-	-	92	-	859	-	859
Capital Expenditures	31,962	191	6,786	737	92	218	39,989	186	40,175
R&D Expenses	7,797	894	1,523	716	25	-	10,957	-	10,957
Number of employees (p)	13,462	226	6,464	601	168	256	21,177	57	21,234

Ref : Differences between the years ended Mar.31, 2006 and 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	24,887	-657	9,485	4,074	-1,808	71	36,056	-	36,056
Variance	15.0%	-6.1%	10.0%	13.0%	-49.2%	4.2%	11.7%	-	11.7%
Intersegment	218	13	-17	0	-17	-721	-524	524	-
Total	25,106	-643	9,469	4,074	-1,824	-649	35,531	524	36,056
Operating expenses	13,535	-685	6,179	4,357	-2,091	-623	20,670	-790	19,880
Operating income	11,572	41	3,291	-282	266	-27	14,861	1,314	16,175
Variance	18.3%	4.6%	19.3%	-3.9%	-	-4.0%	16.8%	-	19.0%
Assets	41,553	-43	7,478	1,598	-1,059	769	50,295	-40,240	10,055
Depreciation	3,986	-18	545	187	-	-28	4,671	-80	4,591
Loss on impairment	-	-766	-	-	772	-	5	368	373
Capital Expenditures	5,281	17	1,172	1,654	669	-59	8,733	-123	8,610
R&D Expenses	492	789	1,043	839	14	-	3,177	-	3,177
Number of employees (p)	3,671	-35	330	132	-82	-71	3,945	-3	3,942

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses, etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, Outsourcing, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2006 and 2005 are as follows:

2006	2,317 Million Yen
2005	2,873 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Mar. 31, 2006 and 2005 are as follows:

2006	34,912 Million Yen
2005	75,075 Million Yen

(2) Geographical Segments

Annual : for the year ended March 31, 2006

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	244,998	35,471	39,231	24,526	344,228	-	344,228
Intersegment	23,900	221	683	120,813	145,618	(145,618)	-
Total	268,898	35,692	39,914	145,340	489,846	(145,618)	344,228
Operating expenses	230,413	34,606	33,366	97,225	395,612	(152,479)	243,132
Operating income	38,484	1,086	6,548	48,114	94,234	6,861	101,095
Operating margin	14.3%	3.0%	16.4%	33.1%	19.2%	-	29.4%
Assets	163,840	22,377	63,345	149,298	398,861	-37,323	361,537

Annual : for the year ended March 31, 2005

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	230,945	30,775	33,803	12,647	308,172	-	308,172
Intersegment	19,048	199	255	89,748	109,252	(109,252)	-
Total	249,994	30,975	34,058	102,396	417,424	(109,252)	308,172
Operating expenses	204,412	30,912	28,195	71,003	334,524	(111,272)	223,252
Operating income	45,581	62	5,863	31,393	82,900	2,020	84,920
Operating margin	18.2%	0.2%	17.2%	30.7%	19.9%	-	27.6%
Assets	165,938	17,128	32,927	104,191	320,185	31,297	351,482

Ref : Differences between the years ended Mar.31, 2006 and 2005

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	14,053	4,696	5,428	11,879	36,056	-	36,056
Variance	6.1%	15.3%	16.1%	93.9%	11.7%	-	11.7%
Intersegment	4,852	22	428	31,065	36,366	-36,366	-
Total	18,904	4,717	5,856	42,944	72,422	-36,366	36,056
Operating expenses	26,001	3,694	5,171	26,222	61,088	-41,207	19,880
Operating income	-7,097	1,024	685	16,721	11,334	4,841	16,175
Variance	-15.6%	1651.6%	11.7%	53.3%	13.7%	-	19.0%
Assets	-2,098	5,249	30,418	45,107	78,676	-68,620	10,055

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2006 and 2005 are as follows:

   2006 2,317 Million Yen 2005 2,561 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company. Corporate assets as of Mar. 31, 2006 and 2005 are as follows:

   2006 33,958 Million Yen 2005 72,840 Million Yen

(3) Sales to Foreign Customers

Annual : for the year ended Mar. 31, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	42,673	41,200	85,988	859	170,722
Total Consolidated Net Sales (B)					344,228
Overseas Sales ratio A/B	12.4%	12.0%	25.0%	0.2%	49.6%
Regional Sales ratio	25.0%	24.1%	50.4%	0.5%	100.0%

Annual : for the year ended Mar. 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	43,519	36,430	61,797	10	141,758
Total Consolidated Net Sales (B)					308,172
Overseas Sales ratio A/B	14.1%	11.8%	20.1%	0.0%	46.0%
Regional Sales ratio	30.7%	25.7%	43.6%	0.0%	100.0%

Ref: Differences between the years ended Mar.31, 2006 and 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-846	4,770	24,191	849	28,964
Total Consolidated Net Sales (B)					36,056
Variance of Overseas Sales	-1.9%	13.1%	39.1%	8490.0%	20.4%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

6. Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

Business Category / Company	Millions of Yen [%] Years ended March 31, 2006		2005		Variance Value	%
Electro-Optics						
Domestic	94,448	(49.6)	86,964	(52.5)	7,484	8.6
Overseas	96,103	(50.4)	78,699	(47.5)	17,404	22.1
total	190,551	[55.4]	165,664	[53.8]	24,887	15.0
Photonics						
Domestic	5,519	(54.7)	7,291	(67.8)	-1,772	-24.3
Overseas	4,573	(45.3)	3,457	(32.2)	1,116	32.3
total	10,092	[2.9]	10,749	[3.5]	-657	-6.1
Information Technology						
Domestic	99,967	(49.8)	94,256	(53.4)	5,711	6.1
Overseas	100,677	(50.2)	82,157	(46.6)	18,520	22.5
total	200,644	[58.3]	176,413	[57.2]	24,231	13.7
Vision Care						
Domestic	36,089	(34.5)	36,601	(38.5)	-512	-1.4
Overseas	68,367	(65.5)	58,370	(61.5)	9,997	17.1
total	104,456	[30.4]	94,971	[30.8]	9,485	10.0
Health Care						
Domestic	34,228	(96.5)	30,692	(97.7)	3,536	11.5
Overseas	1,254	(3.5)	716	(2.3)	538	75.1
total	35,483	[10.3]	31,409	[10.2]	4,074	13.0
Eye Care						
Domestic	70,317	(50.2)	67,293	(53.2)	3,024	4.5
Overseas	69,622	(49.8)	59,086	(46.8)	10,536	17.8
total	139,940	[40.7]	126,380	[41.0]	13,560	10.7
Crystal						
Domestic	1,442	(77.4)	3,158	(86.0)	-1,716	-54.3
Overseas	421	(22.6)	514	(14.0)	-93	-18.1
total	1,864	[0.5]	3,672	[1.2]	-1,808	-49.2
Service						
Domestic	1,777	(100.0)	1,706	(100.0)	71	4.2
Overseas	-	(-)	-	(-)	-	-
total	1,777	[0.5]	1,706	[0.6]	71	4.2
Others						
Domestic	3,220	(88.4)	4,864	(90.4)	-1,644	-33.8
Overseas	421	(11.6)	514	(9.6)	-93	-18.1
total	3,642	[1.0]	5,378	[1.7]	-1,736	-32.3
Total Net Sales						
Domestic	173,506	(50.4)	166,414	(54.0)	7,092	4.3
Overseas	170,722	(49.6)	141,758	(46.0)	28,964	20.4
Total	344,228	[100.0]	308,172	[100.0]	36,056	11.7

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

File No:82-34801

HOYA

April 20, 2006

QUARTERLY REPORT

4th Quarter : for the three months ended March 31, 2006

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used in the year ended March 31, 2006 are unaudited.

3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

April 20, 2006

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact : Naoji Ito, Manager of Corporate Communications
Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the fourth quarter (three months ended March 31, 2006 and 2005)

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Three months ended March 31, 2006	2005	Variance (%)
Net sales	90,204	76,938	17.2
Operating income	24,043	19,138	25.6
Ordinary income	22,036	20,440	7.8
Net income	16,514	15,118	9.2
Basic net income per share(Yen)	38.65	135.18	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Mar. 31, 2006	As of Dec. 31, 2005	As of Mar. 31, 2005
Total assets	361,537	356,966	351,482
Shareholders' equity	279,480	259,926	277,889
Shareholders' equity ratio	77.3%	72.8%	79.1%
Shareholders' equity per share (Yen)	648.87	604.09	2,494.37

(3)Conditions of Cash Flow	Three months ended March 31, 2006	2005
Net cash provided by operating activities	41,269	27,784
Net cash used in investing activities	-11,896	-7,047
Net cash provided by (used in) financing activities	-19,304	483
Cash and cash equivalents at end of period	83,574	112,874

With effect on November 15, 2005, HOYA CORPORATION carried out a four-for-one stock split. The per share information for the term under review and previous quarter reflects the stock split assuming that the above stock split was exercised on the beginning of the term under review. The per share information for the previous fiscal year is actual result and not adjusted.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Mar. 31, 2006
Net sales	90,204
Operating income	24,043
Ordinary income	22,036
Net income	16,514
Net income per share(Yen)	38.65

During the quarter, private sector performance remained strong driven by buoyant sales of digital appliance related products and company production and investment plans were also promoted vigorously in preparation for future market expansion coupled with signs of confidence in personal consumption.

In the currency market during the quarter under review, the US dollar, euro and Thai baht appreciated by 11.3%, 2.4% and 10.3% respectively all against the yen on a year-on-year basis.

Within that context, in the HOYA group, the Electro-Optics division saw continued demand for high-precision products as clients were active in aggressive production capacity reinforcement and new product development. In the Vision Care division, especially overseas eyeglass lens market enjoyed strong growth. In the Health Care division, sales were strong in high-function products. As a result, consolidated sales during the quarter under review increased 17.2% year-on-year to 90,204 million yen, and achieved record results for the term.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
136.94
131.11
130.22
132.33
132.47
134.87
137.95
137.62
135.25
136.23
140.14
140.92
119.25
116.20
108.46
107.13
109.62
104.52
105.25
112.35
63,913
67,786
68,688
71,057
74,961
78,486
77,786
76,938
81,777
84,961
87,286
90204
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Net sales
average exchange rate (US dollar)
(EURO)


Ratio of Net Sales by Business Segment - Quarterly Transition
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

During the quarter under review, the Electro-Optics division saws steady orders for high-precision products. In the Eye Care sector, a boost in revenues was achieved through expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the term increased 25.6%, 7.8% and 9.2%, respectively, on a year-on-year basis.

Net income per share for quarter under review was 38.65 yen. The Company carried out a four-for-one stock split on November 15, 2005 based on the decision in a meeting of the Board of Directors held on July 20, 2005, (For details, please refer to the Notes in this report).


Quarterly Incomes (Millions of Yen)
30,000
25,000
20,000
15,000
10,000
5,000
0
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
19,551
19,068
10,205
21,081
22,366
16,222
23,047
24,404
16,671
21,652
22,314
16,123
19,138
20,440
15,118
25,055
27,465
20,389
24,740
26,974
18,596
27,257
27,162
20,120
24,043
22,036
16,514
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales remained flat year-on-year as there was a large orders by special reason for volume products last year, while in the quarter under review there was an increase in orders from overseas market and for next-generation products such as masks for 65nm level semiconductors. In terms of LCD masks, the demand for LCD television grew steadily, while the price competition was getting severe due to the increase of production capacity by LCD mask makers, resulting in increased sales on a year-on-year basis.

Sales of 2.5-inch glass disks for use in hard disks remained strong due to the continued upward growth of notebook PCs, the primary use, posting an increase in sales against the same term in the previous year.

Significant growth in the major project aspherical molded lenses for camera-equipped mobile telephones stimulated a moderate recovery in the digital camera and VTR area, leading to an overall increase in sales year-on-year.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications, light sources for electronics industry or special optical glasses, etc.

The reason why the sales of this segment have increased since the first quarter ended June 30, 2004 is because that some businesses was transferred from Electro-Optics to this segment as part of its corporate restructuring initiatives.

Quarterly Net Sales of Information Technology (Millions of Yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Electro-Optics
Photonics

2. Eye Care

Vision Care

In spite of a slowdown in the domestic market for eyeglass lenses, HOYA demonstrated growth in the high-end price range through the market introduction of new products and value-added enhancements of progressive lenses and other products. Sales overall, however, slightly decreased compared to the same period last year due to intense price competition in the low-price range.

Overseas, sales growth in all region such as Asia and Oceania, the United States and Europe, remained strong reflecting the higher value-added products promoted by HOYA. Especially there was a sign of recovery in Germany, Europe's largest market, while other markets showed an indication of growth. Aggregate sales in the term in overseas markets increased on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole increased on a year-on-year basis.

Health Care

In the area of contact lenses, within the context of persistent price competition by discount shops in the market, HOYA boosted sales year-on-year through the establishment of new retail stores and expanded sales of multifocal lenses and other high value-added products through consulting sales capitalizing on its specialized knowledge.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses, especially yellow-lens, during the term both in Japan and overseas.

Quarterly Net Sales of Eye Care (Millions of Yen)



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Vision Care
Health Care

3. Others

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and sales decreased on a year-on-year basis.

2. Financial Position

	Millions of Yen As of Mar. 31, 2006
Total assets	361,537
Shareholders' equity	279,480
Shareholders' equity ratio	77.3%

At the end of the quarter under review, current assets increased Yen 2,038 million and fixed assets also increased Yen 2,495 million against the end of the previous quarter. As a result, total assets increased Yen 4,571 million. Shareholders' equity increased Yen 19,554 million on a year-on-year basis.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Mar. 31, 2006
Net cash provided by operating activities	41,269
Net cash used in investing activities	-11,896
Net cash provided by (used in) financing activities	-19,304
Cash and cash equivalents at end of period	83,574

Cash flow from operating activities during the quarter under review amounted to 41,269 million yen, comprised of 20,958 million yen in quarterly income before income taxes and minority interests and 7,821 million yen in depreciation and amortization among others. Free cash flow amounted to 29,373 million yen. As a result, the term-end balance of cash and cash equivalents increased 9,115 million yen from the end of the 3rd quarter.

2. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Mar.31,2006	Dec.31,2005	Variance(%)	Mar.31,2005
ASSETS				
Current assets	212,273	210,235	1.0	232,871
Cash and deposits	83,574	74,458		112,874
Notes and accounts receivable - trade	78,380	83,759		73,619
Inventories	41,178	41,700		36,165
Deferred tax assets	7,407	6,249		6,500
Other current assets	3,246	5,534		4,947
Allowance for doubtful receivables	-1,512	-1,467		-1,235
Fixed asstes	149,152	146,657	1.7	118,288
Tangible fixed assets	120,603	116,385	3.6	95,158
Buildings and structures	29,548	28,895		25,114
Machinery and carriers	58,493	58,181		45,016
Lands	8,648	8,948		8,937
Other tangible fixed assets	23,912	20,359		16,090
Intangible fixed assets	7,424	7,266	2.2	5,489
Investments and other assets	21,123	23,005	-8.2	17,640
Investment securities	14,060	14,813		10,383
Deferred tax assets	2,757	3,293		3,097
Other assets	4,601	5,203		4,461
Allowance for doubtful receivables	-295	-306		-301
Deferred charges	111	74	50.0	322
Total Assets	361,537	356,966	1.3	351,482
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	79,305	93,834	-15.5	70,792
Notes and accounts payable - trade	28,070	28,174		24,452
Short-term bank loans	-	-		194
Commercial Paper	-	20,000		-
Income taxes payable	14,342	10,256		10,022
Accrued bonuses to employees	4,207	2,085		3,917
Other current liabilities	32,685	33,317		32,204
Long-term liabilities	1,831	2,250	-18.6	1,970
Reserve for periodic repairs	619	757		542
Other long-term liabilities	1,211	1,493		1,427
Total Liabilities	81,137	96,085	-15.6	72,762
Minority interest	919	954	-3.7	830
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	266,345	303,597	-12.3	268,255
Net unrealized gain on available-for-sale securities	110	82	34.1	37
Foreign currency translation adjustments	7,142	4,812	48.4	-4,687
Treasury stock - at cost	-16,279	-70,727	-77.0	-7,878
Total Shareholders' Equity	279,480	259,926	7.5	277,889
Total	361,537	356,966	1.3	351,482

notes:

Accumulated depreciation	181,818	176,548	(Million Yen)	166,344
Guarantees of borrowings and lease obligations for customers	2,206	2,209	(Million Yen)	1,369
Number of shares of treasury stock	4,401,607	19,123,407	(stocks)	967,762

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen				
	Three months ended				
			Variance		
	Mar.31,2006	Mar.31,2005	Value	(%)	Dec.31,2005
Net sales	90,204	76,938	13,266	17.2	87,286
Cost of sales	46,839	40,692	6,147	15.1	40,830
Gross profit	43,364	36,245	7,119	19.6	46,456
Selling, general and administrative expenses	19,321	17,106	2,215	12.9	19,198
Operating income	24,043	19,138	4,905	25.6	27,257
Non-operating income	655	1,699	-1,044	-61.4	759
Interest income	332	320	12		482
Foreign exchange gains	-	773	-773		-
Equity in earnings of affiliates	-	403	-403		110
Others	322	203	119		167
Non-operating expenses	2,663	397	2,266	570.8	855
Interest expense	40	1	39		31
Sales Discount	193	169	24		177
Foreign exchange losses	1,235	-	1,235		288
Equity in losses of affiliates	601	-	601		—
Others	591	228	363		358
Ordinary income	22,036	20,440	1,596	7.8	27,162
Extra-ordinary gains	585	270	315	116.7	319
Gain on sales of property, plant and equipment	52	65	-13		15
Others	533	205	328		305
Extra-ordinary losses	1,663	3,414	-1,751	-51.3	1,518
Maintenance of Environment	140	793	-653		47
Additional retirement benefits paid to employees	162	77	85		383
Loss on impairment	785	776	9		320
Loss on disposal of property, plant and equipment	231	276	-45		178
Loss on close of factory	-	1,263	-1,263		-
Others	344	229	115		591
Income before income taxes and other items	20,958	17,297	3,661	21.2	25,963
Income taxes - Curent	5,312	3,820	1,492	39.1	4,422
Income taxes - Deferred	-778	-1,619	841	-51.9	1,388
Minority interests in net income	-89	-22	-67	-	30
Net income	16,514	15,118	1,396	9.2	20,120
Net income per share(Yen)	38.65	135.18	-96.53		46.20

Notes:

1. Net income per share for the term under review decreased drastically on year-on-year bases as the company carried out a four-for-one stock split on November 15, 2005 and the number of outstanding shares increased four times. For details, please refer to the Notes at the next page.

2. Effect of Exchange Rate Change on Net Sales and Incomes ("2006 A" is the actual value of this period. "2006 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2006 A	2006 B	influences
Net sales	Million Yen	90,204	88,097	2,107
Operating income	Million Yen	24,043	22,829	1,214
Ordinary income	Million Yen	22,036	20,846	1,190
Net income	Million Yen	16,514	15,353	1,161

3. Average rates of major foreign currencies

		Three months ended			
		Mar.31,2006	Mar.31,2005	Variance(%)	Dec.31,2005
US$	Yen	117.16	105.25	-11.3%	117.83
Euro	Yen	140.92	137.62	-2.4%	140.14
Thail Baht	Yen	3.00	2.72	-10.3%	2.87

Notes Relating to Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows:

1. Number of shares to be increased

Outstanding shares before stock split	112,349,005 shares
Increase in shares	337,047,015 shares
Outstanding shares after increase	449,396,020 shares

2. Method
With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.

3. Date entitled to dividend
October 1, 2005

The per share information for the same period last year is actual result and not adjusted. For your reference, per share information for the same period last year which is re-calculated assuming that the above stock split was exercised on the beginning of the term is as follows :

	Three months ended Mar. 31,			Three months ended
	2006	2005	Variance	Dec.31,2005
Shareholders' equity per share (Yen)	648.87	623.59	25.28	604.09
Basic net income per share (Yen)	38.65	33.79	31.83	46.20
Diluted net income per share (Yen)	38.47	33.71	31.60	46.01

Notes Relating to Purchase of Treasury Stock

HOYA CORPORATION has completed the acquisition of the Treasury Stock, resolved at the Board of Directors meeting held on October 20, 2005 in accordance with Article 211-3, Section 1-2 of the Commercial Code of Japan.

1. Period of the purchase	From November 15, 2005 to December 1, 2005
2. Total number of shares purchased	15,686,800 shares
3. Total cost of acquisition	63,999,973,000 Yen
4. Method of the purchase	Purchase on the Tokyo Stock Exchange

(Note)
Decision of the Board of Directors meeting held on October 20, 2005 is as follows:

Type of shares to be purchased:	Common shares of the Company
Number of shares to be purchased:	16,000,000 shares (Maximum)
Value of the purchase:	64,000 million yen (Maximum)
Period of the purchase:	From October 21, 2005 to December 20, 2005

Notes Relating to Cancellation of Treasury Stock

HOYA CORPORATION has completed the cancellation of the Treasury Stock, resolved at the Board of Directors meeting held on January 20, 2006 in accordance with Article 212 of the Commercial Code of Japan.

1. Purpose of the cancellation	In order to improve capital efficiency as well as to enhance returns to shareholders by decreasing issued and outstanding shares.
2. Class of shares cancelled	Common stock
3. Number of shares cancelled	14,379,000 shares (3.2% of total issued and outstanding shares)
4. Date of cancellation	February 1, 2006
5. Number of total issued and outstanding shares after cancellation	435,017,020 shares

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Three months ended,			
	Mar.31, 2006	Mar.31, 2005	variance	Dec.31, 2005
Additional Paid-In Capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained Earnings				
Balance at the beginning of the period	303,597	253,154	50,443	297,127
Adjustment of retained earnings	16,514	15,118	1,396	20,120
Net income	16,514	15,118	1,396	20,120
Appropriations	53,766	17	53,749	13,651
1. Cash dividends	-	-	-	13,374
2. Cancellation of treasury stock	53,180	-	53,180	-
3. Loss on deposit of treasury stock	571	17	554	278
4. Others	13	-	13	-
Balance at the end of the period	266,345	268,255	-1,910	303,597

(4) Consolidated Statements of Cash Flows (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Mar.31,		
	2006	2005	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	20,958	17,296	3,662
Depreciation and amortization	7,821	6,196	1,625
Loss on impairment of long-lived assets	785	775	10
Gain on transfer of businesses	-594	-	-594
Provision for (reversal of) accrued allowances for doubtful receivables	24	-339	363
Provision for (reversal of) accrued bonuses to employees	2,120	1,919	201
Provision for (Reversal of) reserve for periodic repairs	-137	-20	-117
Interest income and dividend receivable	-332	-320	-12
Interest expense payable	40	0	40
Foreign exchange loss (gain)	72	-147	219
Equity in earnings of affiliates	601	-402	1,003
Gain on sales of property, plant and equipment and investment securities	-52	-65	13
Loss on disposal of property, plant and equipment and investment securities	231	275	-44
Other	1,177	215	962
(Increase) decrease in notes and accounts receivable	5,415	3,743	1,672
(Increase) decrease in inventories	1,215	1,062	153
(Increase) decrease in other current assets	3,714	838	2,876
Increase (decrease) in notes and accounts payable	-349	-4,351	4,002
Increase (decrease) in income taxes payable	-253	-280	27
Increase (decrease) in other current liabilities	-214	3,086	-3,300
Sub total	42,245	29,483	12,762
Interest and dividend receivable	339	277	62
Interest payable	-41	-11	-30
Income taxes - paid	-1,273	-1,964	691
Net cash provided by operating activities	41,269	27,784	13,485
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-10,609	-6,964	-3,645
Proceeds from sales of property, plant and equipment	45	368	-323
Purchases of investment securities	-536	-	-536
Purchase of stocks of subsidiary for consolidation	-337	-	-337
Proceeds from loans	22	46	-24
Increase in investments and other assets	-1,382	-573	-809
Decrease in investments and other assets	72	75	-3
Proceeds from transfer of businesses	830	-	830
Net cash used in investing activities	-11,896	-7,047	-4,849
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-20,000	190	-20,190
Payments for purchase of treasury stock	-3	-5	2
Proceeds from sales of treasury stock	698	298	400
Net cash used in financing activities	-19,304	483	-19,787
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALEN'	-952	728	-1,680
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,115	21,949	-12,834
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	74,458	90,925	-16,467
CASH AND CASH EQUIVALENTS, END OF PERIOD	83,574	112,874	-29,300

(5) Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 62 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to Mar.31, 2005 : 4 companies increased in total

5 companies increased due to the establishment:	HOYA MEDICAL EUROPE GMBH. (Germany) HOYA HEALTHCARE (SHANGHAI) CO., LTD. (China) HOYA CANDEO OPTRONICS KOREA CO., LTD. (Korea) VISION MEMBRANE TECHNOLOGIES, INC. (U.S.A.) Other one company (overseas)
1 company increased due to the transfer to the consolidated subsidiary:	QSTREAMS NETWORKS, INC. (U.S.A.)
1 company decreased due to the merger into the parent company:	HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)
1 company decreased due to the closing:	HOYA LENS MEXICO, SA.DE.CV. (Mexico)

In comparison to Dec.31, 2005 : 1 company decreased in total

1 company increased due to the transfer to the consolidated subsidiary:	QSTREAMS NETWORKS, INC. (U.S.A.)
1 company decreased due to the merger into the parent company:	HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)
1 company decreased due to the closing:	HOYA LENS MEXICO, SA.DE.CV. (Mexico)

b. Application of the equity method

In comparison to Mar.31, 2005 :No change

In comparison to Dec.31, 2005 :No change

	as of Mar. 31, 2006	as of Mar. 31, 2005	variance	as of Dec. 31, 2005
Consolidated subsidiaries	62 (do 5, os57)	58 (do 6, os52)	+4 (do-1, os +5)	63 (do 6, os57)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	6 (do 5, os 1)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	67	63	+4	69
(accounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policies

None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	As of Mar. 31,		As of Dec. 31,
	2004	2003	2003
Cash and deposits	83,574	112,874	74,458
Total	83,574	112,874	74,458

2. Details of Important Non-financial Trading

Three months ended Mar.31, 2006	Millions of Yen
Cancellation of treasury stock	53,180
(with effect on Feb 1, 2006 for 14,379,000 shares)	

Three months ended Mar.31, 2005

None

Three months ended Dec.31, 2005

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Mar.31, 2006			Dec.31, 2005			Mar.31, 2005		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,874	181	1,692	1,870	177	159	308	148
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,692	1,874	181	1,692	1,870	177	159	308	148

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Mar.31, 2006	Dec.31, 2005	Mar.31, 2005
Non-marketable stock of subsidiaries	11,104	11,650	9,486
Total	11,104	11,650	9,486
Non-marketable equity securities	802	1,016	274
Others	279	276	314
Total	1,081	1,292	588

3. Derivatives

None

Notes Relating to Income Taxes

1. **Breakdown of major factors giving rise to deferred tax assets and liabilities:**

	Millions of Yen As of Mar. 31, 2006	Dec.31, 2005	Mar.31, 2005
(1) Current deferred tax assets and liabilities			
Deferred tax assets			
Inventories - intercompany unrealized profits	1,692	2,049	2,166
Maintenance of environment	1,474	1,414	323
Accrued bonuses to employees	1,601	801	1,529
Accrued enterprise taxes	727	418	691
Amortization of goodwill	-	-	285
Other	1,911	1,564	1,505
Total amount of deferred tax assets - current	7,407	6,249	6,500
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwilland property, plant and equipment	1,962	1,938	1,876
Loss on impairment of long lived assets	556	877	861
Allowance for doubtful receivables	105	109	117
Loss on close of factory	-	-	510
Other deferred tax assets	1,078	1,275	681
Total amount of deferred tax assets - fixed	3,702	4,201	4,047
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-406	-415	-434
Special depreciation reserve	-298	-293	-313
Net unrealized gain on available-for-sale securities	-74	-33	-35
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-945	-907	-949
Net amount of deferred tax assets - fixed	2,757	3,293	3,097

2. **The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:**

	Three months ended Mar.31,2006	Mar.31,2005	Dec.31,2005
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-21.0	-17.4	-18.0
Expenses not permanently deductible for income tax purposes	0.7	1.1	0.3
Per capita portion	0.1	0.1	0.1
Non-taxable dividend income	-	-	0.0
Intercompany cash dividend and transactions	-	-8.4	0.0
Equity in earnings of affiliates	1.2	-0.9	-0.2
Tax credit on experiment and research expenses	-0.6	-1.1	-0.4
Other adjustment - net	0.8	-1.1	0.2
Effective income tax rate	21.6	12.7	22.4

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen Three months ended Mar.31, 2006	Mar.31, 2005	Dec.31, 2005
(2) Breakdown of expenses for employees' retirement benefits			
Additional retirement benefits paid to employees	162	77	383
Expenses for employees' retirement benefits	162	77	383

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

1. Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware at mainly Tokyo Studio, Crystal Division in Akishima Factory

(2) Breakdown of impairment

	Millions of Yen Three months ended Mar.31, 2006	Mar.31, 2005	Dec.31, 2005
Machinery, etc.	417	9	320
Total	417	9	320

2. Photonics Division

(1) Group of assets applied :

Production facilities of photonics products at Maebashi Factory, HOYA CANDEO OPTRONICS CORPORATION

(2) Breakdown of impairment

	Millions of Yen Three months ended Mar.31, 2006	Mar.31, 2005	Dec.31, 2005
Land	-	449	-
Buildings and Others	-	317	-
Total	-	766	-

3. Headquarters

(1) Group of assets applied :

Land for lease at Machida-city, Tokyo

(2) Breakdown of impairment

	Millions of Yen Three months ended Mar.31, 2006	Mar.31, 2005	Dec.31, 2005
Land	368	-	-
Total	368	-	-

3.Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

Fourth quarter : for the three months ended March 31, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	50,357	2,524	27,844	8,946	181	349	90,204	-	90,204
Intersegment	67	47	-1	0	6	945	1,062	(1,062)	-
Total	50,425	2,571	27,843	8,947	187	1,294	91,266	(1,062)	90,204
Operating expenses	31,879	2,329	22,647	8,266	357	1,154	66,630	(470)	66,161
Operating income	18,546	241	5,197	681	-169	140	24,636	(593)	24,043
Operating margin	36.8%	9.4%	18.7%	7.6%	-90.4%	10.8%	27.0%	-	26.7%
Assets	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
Depreciation	5,679	33	1,805	253	-	13	7,786	35	7,821
Loss on impairment	-	-	-	-	417	-	417	368	785
Capital Expenditures	8,364	68	2,015	957	340	137	11,884	35	11,919
R&D Expenses	1,874	902	696	852	18	-	4,344	-	4,344
Number of employees (p)	17,133	191	6,794	733	86	185	25,122	54	25,176

Fourth quarter : for the three months ended March 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	40,937	2,378	24,499	7,811	831	479	76,938	-	76,938
Intersegment	58	67	1	0	6	1,241	1,375	(1,375)	-
Total	40,996	2,446	24,500	7,811	837	1,721	78,313	(1,375)	76,938
Operating expenses	26,425	2,481	20,285	6,202	1,156	1,566	58,118	(318)	57,799
Operating income	14,571	-35	4,215	1,608	-318	154	20,195	(1,056)	19,138
Operating margin	35.5%	-1.5%	17.2%	20.6%	-38.0%	9.0%	25.8%	-	24.9%
Assets	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
Depreciation	4,290	30	1,631	180	-	47	6,182	14	6,196
Loss on impairment	-	766	-	-	9	-	776	-	776
Capital Expenditures	6,762	87	1,879	136	8	49	8,923	0	8,923
R&D Expenses	1,743	252	281	187	7	-	2,474	-	2,474
Number of employees (p)	13,462	226	6,464	601	168	256	21,177	57	21,234

Ref : Differences between the three months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	9,420	146	3,345	1,135	-650	-130	13,266	-	13,266
Variance	23.0%	6.1%	13.7%	14.5%	-78.2%	-27.1%	17.2%	-	17.2%
Intersegment	9	-20	-2	0	0	-296	-313	313	-
Total	9,429	125	3,343	1,136	-650	-427	12,953	313	13,266
Operating expenses	5,454	-152	2,362	2,064	-799	-412	8,512	-152	8,362
Operating income	3,975	276	982	-927	149	-14	4,441	463	4,905
Variance	27.3%	-788.6%	23.3%	-57.6%	-46.9%	-9.1%	22.0%	-	25.6%
Assets	41,553	-43	7,478	1,598	-1,059	769	50,295	-40,240	10,055
Depreciation	1,389	3	174	73	-	-34	1,604	21	1,625
Loss on impairment	-	-766	-	-	408	-	-359	368	9
Capital Expenditures	1,602	-19	136	821	332	88	2,961	35	2,996
R&D Expenses	131	650	415	665	11	-	1,870	-	1,870
Number of employees (p)	3,671	-35	330	132	-82	-71	3,945	-3	3,942

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses, etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, Outsourcing, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Mar. 31, 2006 and 2005 are as follows:

2006	452 Million Yen
2005	837 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Mar. 31, 2006 and 2005 are as follows:

2006	34,912 Million Yen
2005	75,075 Million Yen

(2) Geographical Segments

Fourth quarter : for the three months ended March 31, 2006

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	61,365	9,590	10,725	8,524	90,204	-	90,204
Intersegment	6,149	31	264	32,123	38,566	(38,566)	-
Total	67,514	9,621	10,988	40,647	128,770	(38,566)	90,204
Operating expenses	60,256	9,743	9,102	28,269	107,370	(41,209)	66,161
Operating income	7,258	-122	1,886	12,378	21,400	2,643	24,043
Operating margin	10.8%	-1.3%	17.2%	30.5%	16.6%	-	26.7%
Assets	163,840	22,377	63,345	149,298	398,861	-37,323	361,537

Fourth quarter : for the three months ended March 31, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	57,034	7,273	8,894	3,736	76,938	-	76,938
Intersegment	4,467	112	66	23,318	27,965	(27,965)	-
Total	61,501	7,386	8,960	27,054	104,903	(27,965)	76,938
Operating expenses	52,122	7,554	7,557	19,387	86,621	(28,822)	57,799
Operating income	9,378	-167	1,403	7,667	18,281	857	19,138
Operating margin	15.3%	-2.3%	15.7%	28.3%	17.4%	-	24.9%
Assets	165,938	17,128	32,927	104,191	320,185	31,297	351,482

Ref : Differences between the three months of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	4,331	2,317	1,831	4,788	13,266	-	13,266
Variance	7.6%	31.9%	20.6%	128.2%	17.2%	-	17.2%
Intersegment	1,682	-81	198	8,805	10,601	-10,601	-
Total	6,013	2,235	2,028	13,593	23,867	-10,601	13,266
Operating expenses	8,134	2,189	1,545	8,882	20,749	-12,387	8,362
Operating income	-2,120	45	483	4,711	3,119	1,786	4,905
Variance	-22.6%	-26.9%	34.4%	61.4%	17.1%	-	25.6%
Assets	-2,098	5,249	30,418	45,107	78,676	-68,620	10,055

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Mar. 31, 2006 and 2005 are as follows:

   2006 674 Million Yen   2005 845 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company. Corporate assets as of Mar. 31, 2006 and 2005 are as follows:

   2006 33,958 Million Yen   2005 72,840 Million Yen

(3) Sales to Foreign Customers

Fourth quarter : for the three months ended March 31, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	12,386	11,194	23,665	851	48,096
Total Consolidated Net Sales (B)					90,204
Overseas Sales ratio A/B	13.7%	12.4%	26.2%	1.0%	53.3%
Regional Sales ratio	25.7%	23.3%	49.2%	1.8%	100.0%

Fourth quarter : for the three months ended March 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,684	9,415	17,163	6	36,268
Total Consolidated Net Sales (B)					76,938
Overseas Sales ratio A/B	12.6%	12.2%	22.3%	0.0%	47.1%
Regional Sales ratio	26.7%	26.0%	47.3%	0.0%	100.0%

Ref : Differences between the three months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	2,702	1,779	6,502	845	11,828
Total Consolidated Net Sales (B)					13,266
Variance of Overseas Sales	27.9%	18.9%	37.9%	-	32.6%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

4.Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (Unaudited)

Millions of Yen [%]

Business Category / Company	Three months ended Mar.31,2006		Three months ended Mar.31,2005		Variance Value	Variance %	Three months ended Dec.31, 2005	
Electro-Optics								
Domestic	22,982	(45.6)	20,950	(51.2)	2,032	9.7	23,393	(47.9)
Overseas	27,375	(54.4)	19,987	(48.8)	7,388	37.0	25,449	(52.1)
total	50,357	[55.8]	40,937	[53.2]	9,420	23.0	48,842	[56.0]
Photonics								
Domestic	1,376	(54.5)	1,866	(78.5)	-490	-26.3	1,400	(57.1)
Overseas	1,148	(45.5)	512	(21.5)	636	124.2	1,051	(42.9)
total	2,524	[2.8]	2,378	[3.1]	146	6.1	2,451	[2.8]
Information Technology								
Domestic	24,358	(46.1)	22,816	(52.7)	1,542	6.8	24,792	(48.3)
Overseas	28,524	(53.9)	20,500	(47.3)	8,024	39.1	26,500	(51.7)
total	52,882	[58.6]	43,316	[56.3]	9,566	22.1	51,293	[58.8]
Vision Care								
Domestic	8,705	(31.3)	9,040	(36.9)	-335	-3.7	8,811	(33.7)
Overseas	19,139	(68.7)	15,459	(63.1)	3,680	23.8	17,344	(66.3)
total	27,844	[30.9]	24,499	[31.8]	3,345	13.7	26,155	[30.0]
Health Care								
Domestic	8,571	(95.8)	7,599	(97.3)	972	12.8	8,565	(96.1)
Overseas	375	(4.2)	212	(2.7)	163	76.9	350	(3.9)
total	8,946	[9.9]	7,811	[10.2]	1,135	14.5	8,916	[10.2]
Eye Care								
Domestic	17,276	(47.0)	16,639	(51.5)	637	3.8	17,377	(49.5)
Overseas	19,515	(53.0)	15,672	(48.5)	3,843	24.5	17,693	(50.5)
total	36,791	[40.8]	32,311	[42.0]	4,480	13.9	35,070	[40.2]
Crystal								
Domestic	124	(68.5)	735	(88.4)	-611	-83.1	361	(81.5)
Overseas	57	(31.5)	96	(11.6)	-39	-40.6	81	(18.5)
total	181	[0.2]	831	[1.1]	-650	-78.2	443	[0.5]
Service								
Domestic	349	(100.0)	479	(100.0)	-130	-27.1	480	(100.0)
Overseas	-	(-)	-	(-)	-	-	-	(-)
total	349	[0.4]	479	[0.6]	-130	-27.1	480	[0.5]
Lifestyle Refinement								
Domestic	473	(89.1)	1,215	(92.7)	-742	-61.1	842	(91.2)
Overseas	57	(10.9)	96	(7.3)	-39	-40.6	81	(8.8)
total	531	[0.6]	1,311	[1.7]	-780	-59.5	923	[1.1]
Total Net Sales								
Domestic	42,108	(46.7)	40,670	(52.9)	1,438	3.5	43,011	(49.3)
Overseas	48,096	(53.3)	36,268	(47.1)	11,828	32.6	44,275	(50.7)
Total	90,204	[100.0]	76,938	[100.0]	13,266	17.2	87,286	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

2006(平成18)年3月期 第4四半期及び通期 連結決算参考資料

Fact Book 2006 – Consolidated – 4th Quarter : Three months & the year ended March 31, 2006

目 次 ・ Table of contents

※ 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。将来の業績の見通しについては、現在入手可能な情報から得られたHOYAの経営者の判断に基づいています。従ってこれらの業績見通しのみに全面的に依存することは控えるようお願いいたします。実際の業績は、さまざまな重要な要素により、これら業績見通しとは大きく異なる結果となりうることをご承知おきください。予想数字等は今後の経済情勢・社内事情により修正を行うことがあります。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。
This report is provided solely for the purpose of reference to those investors making their own evaluation of the company at their own risks. This report contains estimates that are forward-looking statements based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them in making investment decisions. HOYA cautions you that actual results may differ substantially from those discussed in the estimates and forecasts due to various factors. We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

※ 本資料に含まれる1株当たりデータについては、平成17年9月30日を基準日とした1対4の株式分割(平成17年11月15日効力発生)を反映し、遡及修正しております。ただし、配当金に関しては実績数値をそのまま記載しております。 Per share data shown in this report has been retroactively adjusted reflecting one to four stock split implemented for the shareholders registered as of September 30, 2005 (effective date was November 15, 2005). Dividend per share in this material, however, shows actual amount paid for each period.

1. 経営成績・*Results of Operations* (百万円・¥ Million)


年度推移(Annual Transition)
500,000
400,000
300,000
200,000
100,000
2002.3
2003.3
2004.3
2005.3
2006.3
売上高・Net Sales


中間推移(Interim Transition)
300,000
250,000
200,000
150,000
100,000
2003.9
2004.9
2005.9.
営業利益率・Operating Margin


四半期推移(Quarter Transition)
120,000
100,000
80,000
60,000
40,000
2004-1Q 2004-2Q 2004-3Q 2004-4Q 2005-1Q 2005-2Q 2005-3Q 2005-4Q 2006-1Q 2006-2Q 2006-3Q 2006-4Q
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS


4Q推移 (4Q Transition)
120,000
100,000
80,000
60,000
40,000
2005-4Q
2006-4Q

	2002.3	2003.3	2004.3	2005.3	2006.3
売上高・Net Sales	235,265	246,293	271,443	308,172	344,228
営業利益率・Operating Margin	18.7%	21.5%	25.1%	27.6%	29.4%
経常利益率・Ordinary Income Ratio	19.5%	20.7%	24.5%	29.1%	30.1%
当期純利益率・Return on Sales =ROS	10.1%	8.1%	14.6%	20.8%	22.0%

	2003.9	2004.9	2005.9.
売上高・Net Sales	131,699	153,447	166,738
営業利益率・Operating Margin	23.5%	28.8%	29.9%
経常利益率・Ordinary Income Ratio	23.1%	30.5%	32.6%
当期純利益率・Return on Sales =ROS	14.4%	21.4%	23.4%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2005-4Q	2006-4Q
売上高・Net Sales	63,913	67,786	68,688	71,057	74,961	78,486	77,786	76,938	81,777	84,961	87,286	90,204	76,938	90,204
営業利益率・Operating Margin	22.7%	24.2%	25.7%	27.5%	28.1%	29.4%	27.8%	24.9%	30.6%	29.1%	31.2%	26.7%	24.9%	26.7%
経常利益率・Ordinary Income Ratio	23.1%	23.1%	24.9%	26.8%	29.8%	31.1%	28.7%	26.6%	33.6%	31.7%	31.1%	24.4%	26.6%	24.4%
当期純利益率・Return on Sales =ROS	15.3%	13.5%	15.2%	14.4%	21.6%	21.2%	20.7%	19.6%	24.9%	21.9%	23.1%	18.3%	19.6%	18.3%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2006-4Q」は、2006年(平成18年)3月期の第4四半期(2006年1月1日から2006年3月31日まで)の3ヶ月間の経営成績あるいは2006年3月31日現在の財政状態を表示してます。

Notes:
1. 1Q : From April 1 to June 30, 2Q : July 1– Sep.30, 3Q : Oct.1 – Dec.31 and 4Q : Jan.1 – Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Mar. 31, 2006 or condition of finance as of Mar. 31, 2006 in 2006-4Q scale.

(1) 連結範囲及び持分法の適用に関する事項
①連結子会社数…62社
主要会社名：
(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社
②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)
(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
連結範囲：前期末(平成17年3月末)との比較…4社増
・新規設立により5社増加 HOYA MEDICAL EUROPE GMBH. (ドイツ) HOYA HEALTHCARE (SHANGHAI) (中国) その他1社(海外)
HOYA CANDEO OPTRONICS KOREA CO., LTD (韓国) VISION MEMBRANE TECHNOLOGIES, INC (米国)
・親会社への吸収合併により1社減少 HOYA ｱﾄﾞﾊﾞﾝｽﾄｾﾐｺﾝﾀﾞｸﾀﾃｸﾉﾛｼﾞｰｽﾞ (日本)
・清算により1社減少 HOYA LENS MEXICO, SA. DE CV. (米国)
・非連結から連結になったことより1社増加 QSTREAMS NETWORKS, INC. (米国)
②会計処理の方法：変更はありません。

Scope of Consolidation and Application of the Equity Method
1. Number of consolidated subsidiaries : 62 companies
Major consolidated subsidiaries :
<overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
<Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
(Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2005
1. Changes in scope of consolidation and application of the equity method
Scope of consolidation : 4 companies increased
5 companies increased due to the establishment:
HOYA MEDICAL EUROPE GMBH. (Germany) HOYA HEALTHCARE (SHANGHAI) (CHINA)
HOYA CANDEO OPTRONICS KOREA CO., LTD (KOREA) Other 1 company (overseas)
VISION MEMBRANE TECHNOLOGIES, INC (USA)
1 company decreased due to the merger into parent company: HOYA ADVANCED SEMICOMDUCTOR TECHNOLOGIES CO., LTD (JAPAN)
1 company decreased due to the liquidation: HOYA LENS MEXICO, SA. DE CV. (USA)
1 company increased due to the transfer to the consolidated subsidiary: QSTREAMS NETWORKS, INC. (USA)
2. Changes in accounting policy : None

参考	当第4四半期(平成18年3月期) as of March 31, 2006	前　期(平成17年3月期) as of March 31, 2005	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	62 (do 5 , os 57)	58 (do 6 , os 52)	+4 (do −1 , os +5)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	5 (do 5 , os —)	5 (do 5 , os —)	— (do — , os —)
うち持分法適用会社数 Affiliates accounted for by the equity method	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	67	63	+4

※. do：国内・domestic 、os：海外・overseas

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)

一株当たり当期純利益・Earnings Per Share=EPS　総資本経常利益率・Ordinary Income/Total Assets　株主資本当期純利益率・ROE　総資本当期純利益率・Return on Assets =ROA

※1株当たりデータについては、2005年11月に行った1対4の株式分割を反映し、遡及修正して表示してあります。・Per share data was retroactively adjusted according to the stock split conducted in Nov. 2005.

	2002.3	2003.3	2004.3	2005.3	2006.3	2003.9	2004.9	2005.9.	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2005-4Q	2006-4Q
一株当たり当期純利益・EPS	50.78	42.77	87.74	144.71	176.54	41.55	74.73	87.47	21.26	20.28	23.42	22.82	37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.65	33.79	38.65
株主資本当期純利益率・ROE	11.5%	9.0%	17.8%	25.8%	27.1%	8.8%	14.0%	13.4%	4.3%	4.2%	5.0%	4.8%	7.2%	6.9%	6.3%	5.6%	7.2%	6.3%	7.1%	6.1%	5.6%	6.1%
総資本経常利益率・Ordinary Income/Total Asset	16.8%	18.4%	23.6%	27.9%	29.1%	11.3%	15.3%	14.6%	5.2%	5.6%	6.3%	6.7%	7.7%	8.0%	6.9%	6.0%	7.8%	7.2%	7.3%	6.1%	6.0%	6.1%
総資本当期純利益率・Return on Assets =ROA	8.7%	7.3%	14.0%	20.0%	21.2%	7.0%	10.8%	10.5%	3.5%	3.3%	3.9%	3.6%	5.6%	5.4%	5.0%	4.4%	5.8%	5.0%	5.4%	4.6%	4.4%	4.6%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)

営業利益・Operating Profit　経常利益・Ordinary Income　当期純利益・Net Income　平均為替レート・Exchange rate(¥/US$)　EURO平均為替レート・Exchange rate(¥/EURO)

	2002.3	2003.3	2004.3	2005.3	2006.3	2003.9	2004.9	2005.9.	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2005-4Q	2006-4Q
営業利益・Operating Profit	43,897	52,982	68,166	84,920	101,095	30,936	44,128	49,795	14,536	16,400	17,679	19,551	21,081	23,047	21,652	19,138	25,055	24,740	27,257	24,043	19,138	24,043
経常利益・Ordinary Income	45,774	50,874	66,554	89,525	103,637	30,395	46,771	54,439	14,757	15,638	17,091	19,068	22,366	24,404	22,314	20,440	27,465	26,974	27,162	22,036	20,440	22,036
当期純利益・Net Income	23,740	20,037	39,548	64,135	75,620	18,924	32,894	38,985	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	15,118	16,514
平均為替レート・Exchange rate(¥/US$)	125.89	121.20	112.76	107.60	113.93	117.73	110.32	110.36	119.25	116.20	108.46	107.13	109.62	111.02	104.52	105.25	108.36	112.35	117.83	117.16	105.25	117.16
EURO平均為替レート・Exchange rate(¥/EURO)	110.98	121.48	132.65	135.73	138.13	134.03	133.67	135.74	136.94	131.11	130.22	132.33	132.47	134.87	137.95	137.62	135.25	136.23	140.14	140.92	137.62	140.92

4. 事業の種類別セグメント情報〔売上高構成比率〕・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2002.3	2003.3	2004.3	2005.3	2006.3
情報通信分野	Electro-Optics	43.1%	45.3%	49.8%	53.8%	55.4%
(Information Technology)	Photonics	3.1%	2.2%	1.5%	3.5%	2.9%
アイケア分野	Vision Care	39.6%	38.3%	36.2%	30.8%	30.4%
(Eye Care)	Health Care	9.8%	10.9%	10.4%	10.2%	10.3%
その他	Crystal	3.7%	2.7%	1.6%	1.2%	0.5%
(Other Businesses)	Service	0.7%	0.6%	0.5%	0.5%	0.5%

	2003.9	2004.9	2005.9.
Electro-Optics	47.9%	53.8%	54.8%
Photonics	1.7%	3.8%	3.1%
Vision Care	37.3%	30.4%	30.2%
Health Care	10.8%	10.3%	10.6%
Crystal	1.8%	1.2%	0.7%
Service	0.5%	0.5%	0.6%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
Electro-Optics	46.8%	49.0%	50.1%	52.8%	53.5%	54.1%	54.3%	53.2%	54.5%	55.1%	56.0%	55.8%
Photonics	1.7%	1.7%	1.8%	0.9%	3.8%	3.7%	3.3%	3.1%	3.2%	2.9%	2.8%	2.8%
Vision Care	38.0%	36.6%	35.9%	34.4%	30.5%	30.3%	30.6%	31.8%	30.4%	30.1%	30.0%	30.9%
Health Care	10.8%	10.7%	10.2%	10.1%	10.3%	10.3%	10.0%	10.2%	10.4%	10.7%	10.2%	9.9%
Crystal	2.1%	1.5%	1.5%	1.3%	1.4%	1.1%	1.2%	1.1%	0.9%	0.6%	0.5%	0.2%
Service	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.6%	0.6%	0.6%	0.6%	0.5%	0.4%

	2005-4Q	2006-4Q
Electro-Optics	53.2%	55.8%
Photonics	3.1%	2.8%
Vision Care	31.8%	30.9%
Health Care	10.2%	9.9%
Crystal	1.1%	0.2%
Service	0.6%	0.4%

5. 所在地別セグメント情報〔売上高構成比率〕・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3	2004.3	2005.3	2006.3
北米・North America	15.7%	14.5%	12.2%	10.0%	10.3%
欧州・Europe	12.3%	13.2%	13.8%	11.0%	11.4%
アジア・Asia	4.2%	4.8%	4.6%	4.1%	7.1%
日本・Japan	67.8%	67.5%	69.4%	74.9%	71.2%

	2003.9	2004.9	2005.9
北米・North America	13.4%	10.3%	10.1%
欧州・Europe	13.6%	10.4%	11.0%
アジア・Asia	4.7%	3.9%	5.6%
日本・Japan	68.3%	75.4%	73.3%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
北米・North America	13.8%	12.9%	11.3%	10.8%	10.8%	9.8%	9.9%	9.4%	9.9%	10.3%	10.3%	10.6%
欧州・Europe	14.1%	13.3%	14.8%	13.2%	10.7%	10.1%	11.5%	11.6%	11.1%	10.8%	11.7%	11.9%
アジア・Asia	4.6%	4.7%	4.3%	4.7%	3.9%	3.8%	3.9%	4.9%	5.7%	5.5%	7.7%	9.5%
日本・Japan	67.5%	69.1%	69.6%	71.3%	74.6%	76.3%	74.7%	74.1%	73.3%	73.4%	70.3%	68.0%

	2005-4Q	2006-4Q
北米・North America	9.4%	10.6%
欧州・Europe	11.6%	11.9%
アジア・Asia	4.9%	9.5%
日本・Japan	74.1%	68.0%

6. 第4四半期　事業の種類別セグメント情報［成長性と収益性］・4Q Sales Growth and Profitability by Business Segment



Jan 1～Mar 31, 2006 VS Jan 1～Mar 31, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit
ホトニクス・クリスタル・サービスは圏外のため省略
・Photonics and Service are omitted as they locate outside the map.
Consolidated Basis
Consolidated Basis
エレクトロオプティクス
Electro-Optics
ビジョンケア
Vision Care
ヘルスケア
Health Care
25.0%
15.0%
5.0%
-5.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

Jan 1, 2006 - Mar 31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	36.8%	23.0%
Photonics	9.4%	6.1%
Vision Care	18.7%	13.7%
Health Care	7.6%	14.5%
Crystal	-90.4%	-78.2%
Service	10.8%	-27.1%
CONSOLIDATED	26.7%	17.2%

Jan 1, 2005 - Mar 31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	35.5%	9.0%
Photonics	-1.5%	279.3%
Vision Care	17.2%	0.3%
Health Care	20.6%	8.6%
Crystal	-38.0%	-7.9%
Service	9.0%	32.7%
CONSOLIDATED	24.9%	8.3%

7. 第4四半期　所在地別セグメント情報［成長性と収益性］・4Q Sales Growth and Profitability by Geographical Segment



Jan 1～Mar 31, 2006 VS Jan 1～Mar 31, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit
北米は、当第4四半期は、営業損失及び圏外にあるため省略。
・USA is omitted as it recorded loss in 2006-4Q and locates outside the map.
Consolidated Basis
Consolidated Basis
アジア・Asia
日本・Japan
欧州・Europe
140.0%
100.0%
60.0%
20.0%
-20.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

Jan 1, 2006 - Mar 31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	10.8%	7.6%
北米・North America	-1.3%	31.9%
欧州・Europe	17.2%	20.6%
アジア・Asia	30.5%	128.2%
CONSOLIDATED	26.7%	17.2%

Jan 1, 2005 - Mar 31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	15.3%	12.6%
北米・North America	-2.3%	-5.8%
欧州・Europe	15.7%	-4.9%
アジア・Asia	28.3%	12.2%
CONSOLIDATED	24.9%	8.3%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)



年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
Electoro-Optics



中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
Photonics



四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
四半期毎の推移 (Quarter Transition)
Service
Photonics
Crystal
Vision Care
Health Care
Crystal



4Q推移 (4Q Transition)
Electro-Optics
Vision Care
Health Care
Service
Photonics
Crystal
Service

		2002.3	2003.3.	2004.3	2005.3	2006.3
情報通信分野	Electro-Optics	27.3%	30.8%	33.4%	38.1%	39.1%
(Information Technology)	Photonics	-6.5%	-10.7%	-1.9%	8.1%	9.0%
アイケア分野	Vision Care	15.5%	16.0%	17.8%	18.0%	19.5%
(Eye Care)	Health Care	14.3%	19.0%	22.1%	22.7%	19.3%
その他	Crystal	0.0%	-0.2%	-11.3%	-11.3%	-8.2%
(Other Businesses)	Service	5.4%	5.3%	8.5%	10.0%	10.6%

2003.9	2004.9	2005.9.
32.7%	39.7%	40.1%
-2.3%	12.9%	7.4%
15.9%	17.3%	18.7%
22.6%	24.2%	24.4%
-3.8%	1.4%	-21.0%
6.5%	9.7%	10.0%

2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
32.8%	32.6%	34.7%	33.4%	38.9%	40.5%	37.3%	35.5%	42.0%	38.3%	39.8%	36.8%
-1.6%	-3.0%	2.2%	-8.0%	13.6%	12.2%	6.4%	-1.5%	9.7%	5.1%	12.0%	9.4%
14.8%	17.0%	18.1%	21.3%	17.3%	17.4%	20.1%	17.2%	17.9%	19.6%	21.9%	18.7%
21.9%	23.2%	19.2%	24.0%	23.8%	24.6%	21.9%	20.6%	24.1%	24.8%	21.0%	7.6%
3.5%	-13.4%	-4.8%	-39.0%	10.0%	-9.4%	-13.4%	-38.0%	-11.9%	-35.0%	61.2%	-90.4%
6.1%	6.8%	11.5%	9.7%	10.4%	9.0%	11.4%	9.0%	9.0%	11.0%	11.6%	10.8%

2005-4Q	2006-4Q
35.5%	36.8%
-1.5%	9.4%
17.2%	18.7%
20.6%	7.6%
-38.0%	-90.4%
9.0%	10.8%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3.	2004.3	2005.3	2006.3
北米・North America	16.9%	14.9%	14.1%	14.1%	12.4%
欧州・Europe	16.2%	15.8%	14.8%	11.8%	12.0%
アジアおよびその他・Asia	10.7%	13.3%	16.5%	20.1%	25.2%
日本・Japan	56.2%	56.0%	54.6%	54.0%	50.4%

	2003.9	2004.9	2005.9.
北米・North America	14.6%	14.9%	12.2%
欧州・Europe	14.7%	11.4%	11.5%
アジアおよびその他・Asia	15.4%	19.0%	23.3%
日本・Japan	55.3%	54.7%	53.0%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
北米・North America	15.0%	14.2%	12.8%	14.5%	15.3%	14.6%	14.0%	12.6%	11.6%	12.7%	11.5%	13.7%
欧州・Europe	15.0%	14.3%	15.7%	14.1%	11.7%	11.1%	12.2%	12.2%	11.8%	11.3%	12.3%	12.4%
アジアおよびその他・Asia	15.0%	15.8%	16.9%	18.0%	17.8%	20.1%	20.0%	22.3%	23.2%	23.4%	26.9%	27.2%
日本・Japan	55.0%	55.7%	54.6%	53.4%	55.2%	54.2%	53.8%	52.9%	53.4%	52.6%	49.3%	46.7%

	2005-4Q	2006-4Q
北米・North America	12.6%	13.7%
欧州・Europe	12.2%	12.4%
アジアおよびその他・Asia	22.3%	27.2%
日本・Japan	52.9%	46.7%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2002.3	2003.3	2004.3	2005.3	2006.3
総資産・Total Assets	278,067	274,288	289,887	351,482	361,537
株主資本・Shareholders' Equity	219,180	224,218	218,978	277,889	279,480
株主資本比率・Shareholders' Equity Ratio	78.8%	81.7%	75.5%	79.1%	77.3%

	2003.9	2004.9	2005.9.
総資産・Total Assets	265,734	319,944	391,768
株主資本・Shareholders' Equity	205,213	250,696	305,191
株主資本比率・Shareholders' Equity Ratio	77.2%	78.4%	77.9%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12	2006.3
総資産・Total Assets	290,686	265,734	275,251	289,887	293,699	319,944	329,739	351,482	352,588	391,768	356,966	361,537
株主資本・Shareholders' Equity	233,082	205,213	209,967	218,978	230,648	250,696	260,157	277,889	286,827	305,191	259,926	279,480
株主資本比率・Shareholders' Equity Ratio	80.2%	77.2%	76.3%	75.5%	78.5%	78.4%	78.9%	79.1%	81.3%	77.9%	72.8%	77.3%

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	2002.3	2003.3	2004.3	2005.3	2006.3
株主数(名)・Number of Shareholders	6,872	7,459	7,660	7,443	51,789
外人持株比率・Ratio of Foreign Shareholders	34.2%	38.1%	50.5%	55.6%	54.3%

	2003.9	2004.9	2005.9.
株主数(名)・Number of Shareholders	7,545	7,169	15,507
外人持株比率・Ratio of Foreign Shareholders	46.8%	54.4%	54.5%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12	2006.3
株主数(名)・Number of Shareholders	7,456	7,545	7,454	7,660	7,584	7,169	6,813	7,443	7,410	15,507	16,323	51,789
外人持株比率・Ratio of Foreign Shareholders	38.1%	46.8%	46.8%	50.5%	52.1%	54.4%	54.4%	55.6%	55.6%	54.5%	54.5%	54.3%

（注1）中間期及び期末以外の6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。

（注2）2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する全発行済株式数が直前四半期末に比べ約378万株減少しています。

（注3）2005年9月30日最終の株主に対して、2005年11月15日付で1株につき4株の割合で株式分割を行いました。

（資料：三菱UFJ信託銀行株式会社）

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share

※2006.3 年間配当金150円は、分割前の中間配当金（1株当たり120円）と分割後の期末配当金（1株当たり30円）を単純に合算した額を表示しております。・Annual dividend ¥150 shown in 2006.3 is calculated by adding interim cash dvidend ¥120 (before stock split) and year-end dividend ¥30 (after stock split).

※1株当たりデータ（配当金を除く）に関しては、2005年11月に行った1対4の株式分割を反映し、遡及修正して表示してあります。・Per share datas (except cash dividend) were retroactively adjusted according to the stock split conducted in Nov. 2005.

	2002.3	2003.3	2004.3	2005.3	2006.3
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	94.39	85.82	144.11	195.71	240.92
一株当たり当期純利益・EPS	50.78	42.77	87.74	144.71	176.54
1株当たり配当金・Cash dividends Per Share	50.00	50.00	100.00	150.00	150.00
1株当たり純資産・Shareholders' Equity Per Share	471.55	486.29	491.90	623.59	648.87

	2003.9	2004.9	2005.9.
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	62.77	97.86	113.17
一株当たり当期純利益・EPS	41.55	74.73	87.47
1株当たり配当金・Cash dividends Per Share	50.00	60.00	120.00
1株当たり純資産・Shareholders' Equity Per Share	461.30	563.08	684.60

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	31.34	31.42	34.72	46.83	48.70	49.17	48.25	49.59	57.88	55.30	63.25	59.03
一株当たり当期純利益・EPS	21.26	20.28	23.42	22.82	37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.65
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	505.94	461.30	471.89	491.90	518.14	563.08	584.13	623.59	643.63	684.60	604.09	648.87

	2005-4Q	2006-4Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	49.59	59.03
一株当たり当期純利益・EPS	33.79	38.65
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	623.59	648.87

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4Q推移 (4Q Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price (円・¥)

	2002.3	2003.3.	2004.3.	2005.3.	2006.3.
株価収益率・PER	44.50	41.79	28.92	20.39	26.91
株価キャッシュフロー倍率・PCFR	23.94	20.83	17.60	15.07	19.72
株価純資産倍率・PBR	4.79	3.68	5.16	4.73	7.32
期末株価・Stock Price (円・¥)	2,260	1,787	2,537	2,950	4,750

	2003.9	2004.9	2005.9.
株価収益率・PER	52.04	38.64	43.10
株価キャッシュフロー倍率・PCFR	34.44	29.50	33.31
株価純資産倍率・PBR	4.69	5.13	5.51
期末株価・Stock Price (円・¥)	2,162	2,887	3,770

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
株価収益率・PER	97.24	106.63	105.04	111.20	76.57	77.11	79.89	87.29	69.94	90.36	91.77	122.90
株価キャッシュフロー倍率・PCFR	65.95	68.81	70.85	54.17	58.62	58.71	59.94	59.49	55.29	68.17	67.04	80.46
株価純資産倍率・PBR	4.09	4.69	5.21	5.16	5.51	5.13	4.95	4.73	4.97	5.51	7.02	7.32
期末株価・Stock Price (円・¥)	2,067	2,162	2,460	2,537	2,855	2,887	2,892	2,950	3,200	3,770	4,240	4,750

	2005-4Q	2006-4Q
株価収益率・PER	87.29	122.90
株価キャッシュフロー倍率・PCFR	59.49	80.46
株価純資産倍率・PBR	4.73	7.32
期末株価・Stock Price (円・¥)	2,950	4,750

※上記グラフの期末株価は、2005年11月15日効力発生の株式分割(1株につき4株の割合)を反映し、分割前の株価を遡及修正して表示しています。
Stock price shown above has been retroactively revised reflecting the one-to four stock split implemented for the shareholder registered on September 30, 2005 and effective on November 15, 2005.

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume

1999年3月期 (Year ended March 1999)	2000年3月期 (Year ended March 2000)	2001年3月期 (Year ended March 2001)	2002年3月期 (Year ended March 2002)	2003年3月期 (Year ended March 2003)	2004年3月期 (Year ended March 2004)	2005年3月期 (Year ended March 2005)	2006年3月期 (Year ended March 2006)
最高値 H…3月(Mar.)¥7,180	最高値 H…3月(Mar)¥10,890	最高値 H…5月(May.)¥11,900	最高値 H…3月(Mar.)¥9,370	最高値 H…5月(May.)¥9,970	最高値 H…3月(Mar.)¥10,650	最高値 H…4月(Apr.)¥12,190	最高値 H…12月(Dec.)¥4,510 (分割後)
最安値 L…10月(Oct.)¥3,640	最安値 L…9月(Sep.)¥5,520	最安値 L…3月(Mar.)¥6,560	最安値 L…9月(Sep.)¥5,740	最安値 L…3月(Aug.)¥6,720	最安値 L…5月(May.)¥6,690	最安値 L…4月(Apr.)¥9,920	最安値 L…2月(Feb.)¥5,040 (分割後)

実際値

※株価チャートは、2005年11月15日効力発生の株式分割(1株につき4株の割合)を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the one-to-four stock split conducted on November 15, 2005. Trading Volume shows actual amount regardless of stock split.


出来高・Trading Volume (千株・Thousand Shares)
株価・Stock Price (円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
当期純利益・Net Income
減価償却費等・Depreciation and other
設備投資額・Capital Expenditure

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。/ Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2002.3	2003.3	2004.3	2005.3	2006.3
減価償却費等・Depreciation and other	20,104	19,792	25,328	22,519	27,484
当期純利益・Net Income	23,740	20,037	39,548	64,135	75,620
キャッシュフロー・Cash Flow Total	43,844	39,829	64,876	86,654	103,104
設備投資額・Capital Expenditure	19,585	15,948	30,659	40,175	48,785

	2003.9	2004.9	2005.9.
減価償却費等・Depreciation and other	9,663	10,180	11,453
当期純利益・Net Income	18,924	32,894	38,985
キャッシュフロー・Cash Flow Total	28,587	43,074	50,438
設備投資額・Capital Expenditure	10,826	16,894	21,788

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
減価償却費等・Depreciation and other	4,645	5,018	5,027	10,638	4,928	5,251	5,367	6,971	5,401	6,052	7,423	8,607
当期純利益・Net Income	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514
キャッシュフロー・Cash Flow Total	14,147	14,147	15,446	20,843	21,150	21,922	21,490	22,089	25,790	24,648	27,543	25,121
設備投資額・Capital Expenditure	6,269	4,557	7,965	11,868	9,790	7,103	14,357	8,923	9,663	12,124	15,077	11,919

	2005-4Q	2006-4Q
減価償却費等・Depreciation and other	6,971	8,607
当期純利益・Net Income	15,118	16,514
キャッシュフロー・Cash Flow Total	22,089	25,121
設備投資額・Capital Expenditure	8,923	11,919

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2002.3	2003.3	2004.3	2005.3	2006.3
研究開発費・R&D Expenses	7.3	8.7	9.8	10.9	14.1
売上高研究開発費比率・R&D Exp./Net Sales	3.1%	3.5%	3.6%	3.6%	4.1%

	2003.9	2004.9	2005.9.
研究開発費・R&D Expenses	4.7	5.1	6.5
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.3%	3.9%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q
研究開発費・R&D Expenses	2.2	2.5	2.6	2.6	2.5	2.6	3.4	2.4	3.0	3.5	3.3	4.3
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.6%	3.7%	3.7%	3.3%	3.3%	4.3%	3.2%	3.7%	4.1%	3.8%	4.8%

	2005-4Q	2006-4Q
研究開発費・R&D Expenses	2.4	4.3
売上高研究開発費比率・R&D Exp./Net Sales	3.2%	4.8%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity (Group) / month

	2002.3	2003.3.	2004.3	2005.3	2006.3
手元資金 ・Cash and Cash Equivalents (consolidated)	66,321	75,694	80,425	112,874	83,574
連結手元流動性(月)・Liquidity(Group) / month	3.4	3.5	3.5	3.8	3.4

2003.9	2004.9	2005.9.
62,895	94,660	131,304
3.2	3.4	4.4

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12	2006.3
81,498	62,895	66,125	80,425	77,158	94,660	90,925	112,874	106,998	131,304	74,458	83,574
3.7	3.2	2.8	3.1	3.2	3.3	3.6	4.0	4.0	4.2	3.5	2.6

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
コマーシャルペーパー・Commercial Paper
長期借入金・Long-term Bank Loans
短期借入金・Short-term Bank Loans
借入金依存度・Debt/Total Assets

	2002.3	2003.3.	2004.3	2005.3	2006.3
短期借入金・Short-term Bank Loans	3,378	2,284	486	194	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-
長期借入金・Long-term Bank Loans	569	7	-	-	-
小計・SUB TOTAL	3,947	2,291	486	194	-
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,947	2,291	486	194	-
借入金依存度・Debt/Total Assets	1.4%	0.8%	0.2%	0.1%	0.0%

2003.9	2004.9	2005.9.
2,050	149	-
-	-	-
150	-	-
2,200	149	-
-	-	-
2,200	149	-
0.8%	0.0%	0.0%

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12	2006.3
2,201	2,050	1,297	486	233	149	-	194	199	-	71	-
-	-	-	-	-	-	-	-	-	-	20,000	-
150	150	0	0	10	-	-	-	-	-	-	-
2,351	2,200	1,297	486	243	149	-	194	199	-	20,071	-
-	-	-	-	-	-	-	-	-	-	-	-
2,351	2,200	1,297	486	243	149	-	194	199	-	20,071	-
0.8%	0.8%	0.5%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	5.6%	0.0%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
棚卸資産[期末在高]・Inventories [end of period]
連結棚卸資産回転月数[平均ベース]・Inventory Turnover / month [average]

	2002.3	2003.3.	2004.3	2005.3	2006.3
棚卸資産[期末在高] ・Inventories [end of period]	35,595	32,360	32,877	36,165	41,178
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.1	2.8	2.7	2.7

2003.9	2004.9	2005.9.
33,360	35,307	38,670
2.8	2.6	2.7

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12	2006.3
34,437	33,360	33,804	32,877	34,207	35,307	36,869	36,165	37,507	38,670	41,700	41,178
2.9	2.8	2.8	2.7	2.6	2.6	2.8	2.7	2.8	2.6	3.0	2.7

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3.	2004.3	2005.3	2006.3
北米・North America	1,516	1,445	1,323	1,316	1,337
欧州・Europe	2,102	2,082	1,821	1,809	2,009
アジア・Asia	6,411	7,346	11,925	15,102	19,030
日本・Japan	3,282	3,150	3,023	3,007	2,800
総従業員数・Number of Total Employees	13,311	14,023	18,092	21,234	25,176

2003.9	2004.9	2005.9.
1,365	1,276	1,293
1,851	1,800	1,957
8,555	13,775	16,580
3,142	3,021	2,954
14,913	19,872	22,784

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9	2005.12	2006.3
1,434	1,365	1,328	1,323	1,262	1,276	1,301	1,316	1,309	1,293	1,300	1,337
2,050	1,851	1,801	1,821	1,837	1,800	1,785	1,809	1,891	1,957	1,996	2,009
7,759	8,555	9,333	11,925	12,783	13,775	14,649	15,102	15,671	16,580	17,875	19,030
3,077	3,142	3,127	3,023	3,032	3,021	2,997	3,007	3,019	2,954	2,881	2,800
14,320	14,913	15,589	18,092	18,914	19,872	20,732	21,234	21,890	22,784	24,052	25,176

21. 12ヶ月 事業の種類別セグメント情報[成長性と収益性]・12 months Sales Growth and Profitability by Business Segment



Apr.1, 2005～Mar.31, 2006 VS Apr.1, 2004～Mar.31, 2005
円の大きさは営業利益額 Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは省略。・Photonics, Crystal and Service are omitted.
Consolidated Basis
ヘルスケア
Health Care
ビジョンケア
Vision Care
エレクトロオプティクス
Electro-Optics
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
45.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Apr.1, 2005 – Mar.31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	39.1%	15.0%
Photonics	9.0%	-6.1%
Vision Care	19.5%	10.0%
Health Care	19.3%	13.0%
Crystal	-8.2%	-49.2%
Service	10.6%	4.2%
CONSOLIDATED	29.4%	11.7%

Apr.1, 2004 – Mar.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.1%	22.6%
Photonics	8.1%	161.2%
Vision Care	18.0%	-3.3%
Health Care	22.7%	10.7%
Crystal	-11.3%	-15.0%
Service	10.0%	26.4%
CONSOLIDATED	27.6%	13.5%

22. 12ヶ月 所在地別セグメント情報[成長性と収益性]・12 months Sales Growth and Profitability by Geographical Segment



Apr.1, 2005～Mar.31, 2006 VS Apr.1, 2004～Mar.31, 2005
円の大きさは営業利益額
Size of circles shows the volume of operating profit.
Consolidated Basis
アジア・Asia
北米・North America
日本・Japan
欧州・Europe
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%

Apr.1, 2005 – Mar.31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	14.3%	6.1%
北米・North America	3.0%	15.3%
欧州・Europe	16.4%	16.1%
アジア・Asia	33.1%	93.9%
CONSOLIDATED	29.4%	11.7%

Apr.1, 2004 – Mar.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.2%	22.6%
北米・North America	0.2%	-7.1%
欧州・Europe	17.2%	-9.8%
アジア・Asia	30.7%	2.0%
CONSOLIDATED	27.6%	13.5%

23. 「参考」グループ連結経営(2006.3.31.現在) / HOYA's Global Group Management (As of March. 31, 2006)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA(株)エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社 (HOYA PHOTONICS CORP.) HOYA CANDEO OPTRONICS株式会社 (HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社 (NH TECHNO GLASS CORP.) ※	HOYA(株)ビジョンケアカンパニー日本本部 (HOYA CORP. VISION CARE COMPANY (JAPAN HQs)) HOYAヘルスケア株式会社 (HOYA HEALTHCARE CORP.) HOYA(株)メディカル事業部 (HOYA CORP. MEDICAL Division(INTERNAL))	HOYA(株)クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス(株) (HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD. HOYA CANDEO OPTRONICS KOREA CO., LTD ★	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD. HOYA HEALTHCARE (SHANGHAI) CO.,LTD★		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. QSTREAMS NETWORKS, INC. ☆☆	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS OF NEW ORLEANS, INC. VISION MEMBRANE TECHNOLOGIES, INC. ★ EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE COMPANY HQs HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH ☆		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2006年3月期第1四半期に設立/ Established in 2006-1Q
★:2006年3月期第3四半期に設立/ Established in 2006-3Q
☆☆:2006年3月期第4四半期に非持分法会社から連結子会社へ/Changed to consolidated subsidiary in 2006-4Q

April 20, 2006

To whom it may concern

HOYA Corporation
Hiroshi Suzuki, CEO
Stock Code: 7741(TSE First Section)

Issuance of stock warrants as stock options

At the board meeting held on April 20, 2006 the company decided that it will propose, at the 68th annual shareholders' meeting scheduled for June 16, 2006, a bill to approve the issuance of stock warrants as stock options to its employees as well as directors and employees of its affiliated companies as follows based on Articles 238 and 239 of the Corporate Law.

Notes

1. Reason for issuing stock warrants to those other than shareholders under especially favorable conditions
   The company intends to issue stock warrants to its employees as well as directors and employees of its affiliated companies under especially favorable conditions as described in the following item 3 in order to increase their morale and enthusiasm for improving business results.

2. Those to whom the stock warrants will be allocated
   Stock warrants will be allocated to the company's employees as well as directors and employees of its affiliated companies.

3. Outline of issuance of stock warrants
   (1) Type and number of shares for the purpose of stock warrants
   The maximum number of shares shall be 1.2 million common shares of the company. The number of shares for this purpose shall be adjusted in accordance with the following formula when the company splits or reverse-splits its shares. However, adjustments shall be made on the shares for the purpose of stock warrants unexercised on the relevant date, and fractions resulting from the adjustment shall be rounded down.

   Number of shares after adjustment = Number of shares before adjustment × Ratio of stock split or reverse-split

It shall be adjusted properly in cases stipulated by a resolution of the board meeting.

(2) Number of stock warrants

The maximum number of stock warrants shall be 3,000.

(The number of shares for the purpose for each stock warrant is 400. A similar adjustment shall be made when the number of shares is adjusted in accordance with item (1) above.)

(3) Amount paid for stock warrant

No payment of money shall be needed.

(4) Method of calculating the value of the asset to be invested when exercising the stock warrant

The value of the asset to be invested when exercising a stock warrant shall be the amount of investment per share to be decided as follows multiplied by the number of shares for a stock warrant stipulated in above (2).

The investment amount per share shall be the closing price on the Tokyo Stock Exchange of the day before the date of the resolution by the board meeting on the offering of the warrants to subscribe the common stock of the company (the latest day when no transactions were made on the relevant day).

When the stock is split or reverse-split, however, the investment amount shall be adjusted in accordance with the following formula, and fractions resulting from the adjustment shall be rounded up.

Investment amount after adjustment = Investment amount before adjustment × (1÷ (Ratio of split or reverse-split))

It shall be adjusted properly in cases stipulated by a resolution of the board meeting.

(5) Period for exercising stock warrants

The period shall be from October 1, 2007 to September 30, 2016. The exercise of stock warrants during the period for exercising the right may be restricted in accordance with the contract on the allocation of the stock warrants ("the stock warrant allocation contract") signed between the individual applicable person and the company.

(6) Conditions for exercising stock warrants

i) Persons to whom stock warrants were allocated should be the company's employees or the directors or employees of its affiliated companies. However, this shall not apply in particular cases including resignation at the end of a term and mandatory retirement.

ii) The exercise of stock warrants in the stock warrant allocation contract by the

HOYA

平成18年4月20日

平成18年3月期

決算に関する件

自　平成17年4月1日
至　平成18年3月31日

目　次：

HOYA株式会社

本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。当資料に掲載されている将来に関する記述の部分は、資料作成時点の判断ですが、その内容の完全性・正確性を会社として保証するものではありません。

HOYA

平成18年3月期　決算短信（連結）

平成18年4月20日

上場会社名　HOYA株式会社　上場取引所（所属部）　東証第一部
コード番号　7741　本社所在都道府県　東京都
（URL　http://www.hoya.co.jp）
代表者　代表執行役CEO　鈴木　洋
問合せ先責任者　CFO　江間　賢二　TEL　(03)3952-1160
決算取締役会開催日　平成18年4月20日
米国会計基準採用の有無　無

平成18年3月期の連結業績（平成17年4月1日～平成18年3月31日）

［注：記載金額は百万円未満を切り捨てて表示しております。］

(1)連結経営成績

	売上高	営業利益	経常利益
	百万円　%	百万円　%	百万円　%
18年3月期	344,228 (11.7)	101,095 (19.0)	103,637 (15.8)
17年3月期	308,172 (13.5)	84,920 (24.6)	89,525 (34.5)

	当期純利益	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円　%	円　銭	円　銭	%	%	%
18年3月期	75,620 (17.9)	176　54	175　98	27.2	29.1	30.1
17年3月期	64,135 (62.2)	578　84	577　52	25.8	27.9	29.1

（注）①持分法投資損益　18年3月期　1,285百万円　17年3月期　3,707百万円
②期中平均株式数（連結）　18年3月期　427,953,164株　17年3月期　110,690,150株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
18年3月期	361,537	279,480	77.3	648　87
17年3月期	351,482	277,889	79.1	2,494　37

（注）　期末発行済株式数（連結）　18年3月期　430,615,413株　17年3月期　111,381,243株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年3月期	105,855	△52,012	△85,787	83,574
17年3月期	76,000	△35,524	△11,692	112,874

(4)連結範囲及び持分法の適用に関する事項

連結子会社数　62社　持分法適用非連結子会社数　－社　持分法適用関連会社数　1社

(5)連結範囲及び持分法の適用の異動状況

連結（新規）6社、（除外）2社、　持分法（新規）－社、（除外）－社

※1．平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、上記の1株当たり情報（当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり株主資本）は、当該株式分割が当期においては当期首に行なわれたものとして算出しております。前期の実績につきましては遡及修正を行なっておりません。

※2．当社は四半期決算においても本決算と同程度の情報を迅速に開示し、証券アナリストをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、第1四半期（4月～6月）の決算発表時(7月)に中間期の業績予想を、第3四半期（10月～12月）の決算発表時(翌年1月)に通期の業績予想を連結で発表しております。本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

（１）企業集団の状況

当社グループは、ＨＯＹＡ株式会社および連結子会社62社（国内5社、海外57社）ならびに関連会社5社（国内5社）により構成されており、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品等の製造販売およびそれに付帯する事業を行っております。関連会社のうち持分法適用会社は1社（国内1社）です（平成18年3月31日現在）。

各製品は、当社および国内外の関係会社によって製造されております。一方、販売は、国内については製・商品の大部分が百貨店・専門店およびメーカー等に対する直接販売方式によっており、輸出については、主に当社から各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されています。グローバル本社の立案した経営戦略を、情報・通信分野、アイケア分野を中心とした事業部門がそれぞれの事業責任のもと遂行します。

地域別には、北米・欧州・アジアの各地域の地域本社が、国・地域とのリレーションの強化、法務支援および内部監査等を行い事業活動の推進をサポートしています。特に欧州には当社グループの財務拠点を置いております。

グローバル・グループ経営機構


グローバル本社
（グループ戦略の創造）
情報・通信分野
アイケア分野
その他
法務・財務の支援
日本
ＡＳＩＡ
（地域本社）
ＵＳ
（地域本社）
ＥＵ
（地域本社、グループ財務拠点）
グローバルベースでの事業戦略の遂行

当社及び関係会社（地域本社3社を除く）の位置づけは次のとおりであります。なお、事業区分（部門）は事業の種類別セグメントと同一であります。

分野	事業区分（部門）	主要製品及び役務	主な関係会社
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス光通信関連デバイス	当社ブランクス事業部、マスク事業部、MD事業部、オプティクス事業部等 HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD. 他
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス	HOYA PHOTONICS, INC. HOYA フォトニクス(株) HOYA CANDEO OPTRONICS(株) 他
アイケア	ビジョンケア	メガネ用レンズ・フレーム	当社ビジョンケアカンパニー HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. 他
	ヘルスケア	コンタクトレンズ、眼内レンズ	当社メディカル事業部、 HOYAヘルスケア(株) HOYA MEDICAL SINGAPORE PTE LTD.
その他	クリスタル	クリスタルガラス製品	当社クリスタルカンパニー、 HOYA CRYSTAL, INC.
	サービス	情報システムの構築、業務請負	HOYAサービス(株)、ウェルフェア(株) 他

事業の系統図は次のとおりであります。

HOYAグループ（連結）



情報・通信分野
ホトニクス事業
（連結子会社）
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
HOYA㈱ブランクス事業部・マスク事業部・オプティクス事業部・MD事業部等
アイケア分野
ビジョンケア事業
HOYA㈱ビジョンケアカンパニー
ヘルスケア事業
HOYA㈱
メディカル事業部
（連結子会社）
HOYAヘルスケア㈱
クリスタル事業
HOYA㈱クリスタルカンパニー
サービス事業
（連結子会社）
HOYAサービス㈱
ウェルフェア㈱
（関連会社）
ツーコインズ㈱
サービス
製品・半製品・材料
製品・半製品・外注加工
製品・半製品
製品
製品
＜北米地域＞
（連結子会社）
HOYA HOLDINGS, INC.（地域本社）
HOYA CORPORATION USA
RADIANT IMAGES, INC.
QSTREAMS NETWORKS, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
VISION MEMBRANE TECHNOLOGIES, INC.
HOYA CRYSTAL, INC.
（その他：ビジョンケア部門の北米支店13ヶ所）
＜欧州地域＞
（連結子会社）
HOYA HOLDINGS N.V.（地域本社）
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE SAS
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
HOYA MEDICAL EUROPE GMBH.
＜アジア地域＞
（連結子会社）
HOYA HOLDINGS ASIA PACIFIC PTE LTD
（地域本社）
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY(SUZHOU)LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO.,LTD.
HOYA CANDEO OPTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA HEALTHCARE(SHANGHAI) CO.,LTD.
HOYA MEDICAL SINGAPORE PTE LTD.
＜日本＞
（連結子会社）
HOYA CANDEO OPTRONICS㈱
HOYAフォトニクス㈱
（関連会社）
NHテクノグラス㈱ ※、その他３社
製品
製品
製品
製品
製品
製品
サービス
得意先
※：持分法適用会社

（２）経営方針

ＨＯＹＡグループの経営方針の概要は次のとおりであります。

重点方針

「企業価値の最大化」

① ＳＶＡ経営（SVA : Shareholders' Value Added ＝単年度企業価値の増分）

企業価値の最大化をめざして経営を効率化し、ＳＶＡ経営を行ってまいります。資本に対するコストを認識して、それを上回る利益を生んだときに企業価値が増大し、すべてのステークホルダーに満足していただき、株主の期待に応えたことになると考えております。

② グローバル・ニッチ戦略（世界市場でトップシェアを獲得）

蓄積された当社独自の技術の応用から世界に通用する技術を開発し、成長性のある新しい事業領域を創造してトップシェアをとり、高収益の事業に育てます。

③ 経営者、従業員そして株主の利益を同じ船にのせて考える

会社の業績の向上が、株主の利益になると同時に経営陣および社員の利益にもなるよう、経営陣は自社株式を所有し、社員にもストックオプションや社員持株会制度により経営のパートナーとして参画意識を持てるようにしております。

社員が情熱を持って働ける仕組みづくりのために、能力主義の処遇を実施しております。

④ グローバル・グループ経営

グローバルな視点で最も競争力が発揮できるよう経営資源の最適な組み合わせを行い、海外比率の向上をすすめております。

同時に地域の文化や風習を尊重した経営を行い、人材のグローバル化をすすめております。

⑤ 利益処分に関する中長期的な方針

利益の処分につきましては、株主各位への利益還元と従業員の福祉、および将来の事業展開のための内部留保の充実とのバランスを考慮し、中長期的な視点でキャッシュニーズを見ながら定めていきたいと考えております。

内部留保金につきましては、トップシェア企業の供給責任を果たすための生産能力の確保と次世代製品の開発に向けた設備投資、およびＨＯＹＡブランド確立のためのマーケット投資等に優先的に充当してまいります。さらに企業価値向上のためのＭ＆Ａ（企業の合併と買収）も積極的に可能性を追求し、タイムリーに投資していく考えであります。

⑥ 投資単位の引下げに関する考え方及び方針等
（東京証券取引所適時開示規則第2条第10項の規定による記載）

当社では、株式の流動性の向上、流通の活性化を促進し、より多くの皆様に当社への投資をご検討いただけるようにと、平成12年9月1日をもって１単元の株式の数を1,000株から100株に変更いたしました。

こうした当社の対応に対し、東京証券取引所より「投資しやすい環境づくりに努力し優れた実績をあげた」として、平成13年10月に、平成12年度上場会社表彰の選定をいただきました。

さらに最近の株価動向等をふまえ、平成17年9月30日を基準日とし、平成17年11月15日を効力発生日として、1:4の株式分割を実施いたしました。

東京証券取引所の「株式投資単位の引下げ促進に向けたアクション・プログラム」に基づき、株式の投資単位を50万円未満とし、投資家層の拡大および株式の流動性の向上を図ることを目的としております。その結果、株主数は平成17年9月30日現在で16,298名と、個人株主を中心に前期末に比べて2倍以上に増加し、当期末の平成18年3月31日現在では51,789名と、同じく前期末に比べて約７倍に増加いたしました。

当社では今後とも、投資家の市場参加をより促進していくために、適切で公平な情報開示の向上に努めてまいります。

（３）経営成績、財政状態及びキャッシュ・フローの状況

１．経営成績

①全般の状況

・売上高	：	3,442 億 2千8百万円	（前 期 比、	11.7 %増）
・営業利益	：	1,010 億 9千5百万円	（ 同、	19.0 %増）
・経常利益	：	1,036 億 3千7百万円	（ 同、	15.8 %増）
・当期純利益	：	756 億 2千万円	（ 同、	17.9 %増）
・１株当たり当期純利益	：	176.54 円	（ 同、	402.30 円減 ※）

（※当社は平成17年11月15日付で1対4の株式分割を実施しております。1株当たり当期純利益の増減につきましては、後述の注記をご参照ください。）

・当期は、好調なデジタル家電関連製品をけん引役として、円安基調を背景に、輸出産業中心に企業収益は順調な成長を示してまいりました。政府も８月に「景気の踊り場状況の脱却」を宣言し、その後景気の基調判断を上方修正してまいりました。企業の設備投資の計画も上向きで、雇用の改善を受けて個人消費にも明るさが増し、内需関連も堅調に回復してまいりました。

・為替の状況は、当期の平均は、前期と比べてＵＳドルは5.9%、ユーロは1.8%、タイバーツは4.9%のそれぞれ円安となりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、高精度製品を中心に需要が好調に推移しました。ビジョンケア部門では、メガネレンズは海外市場で堅調な伸びを示し、ヘルスケア部門では高機能製品が好調に推移しました。その結果、当期の連結売上高は3,442億2千8百万円と、前期に比べて11.7%の増収となりました。


売上高の年間推移と平均為替ﾚｰﾄ
(百万円)
(円/USﾄﾞﾙ・ﾕｰﾛ)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
111.19
125.89
121.48
132.65
135.73
138.13
100.47
110.98
121.20
112.76
107.60
113.93
236,802
235,265
246,293
271,443
308,172
344,228
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
売上高
平均為替ﾚｰﾄ（USﾄﾞﾙ）
平均為替ﾚｰﾄ（ﾕｰﾛ）

部門別売上高構成比の年間推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
サービス
クリスタル
ヘルスケア
ビジョンケア
ホトニクス
エレクトロオプティクス

- 当期は、エレクトロオプティクス部門で高精度の製品の受注が拡大し、主力の工場はフル生産を続け、増益となりました。ビジョンケア部門では、メガネレンズは特に海外市場で新製品を含め高付加価値製品の販売の拡大を継続し、増益となりました。ヘルスケア部門は遠近両用コンタクトレンズ、軟性眼内レンズ等の高機能製品が引き続き好調に推移し増益となりました。その結果、グループ全体で前期に比べ、営業利益は19.0%、経常利益は15.8%、当期純利益は17.9%のそれぞれ増益となりました。売上高と併せて、いずれも過去最高を更新しました。

- １株当たり当期純利益は176円54銭となりました。なお当社では、平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。詳細は、後述の注記をご参照ください。

（百万円）

利益状況の年間推移


100,000
80,000
60,000
40,000
20,000
0
45,127
48,184
21,860
43,897
45,774
23,740
52,982
50,874
20,037
68,166
66,554
39,548
84,920
89,525
64,135
101,095
103,637
75,620
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3
営業利益
経常利益
当期純利益

- 当社は、株主の皆様のご期待に沿えるよう企業価値の増大に努めております。当期の利益配当金につきましては、当期の業績を考慮し、期末配当金は１株当たり30円とさせていただきたく存じます。すでに実施済みの中間配当金１株当たり120円と合わせて、年間配当金は１株当たり150円となります。

- 上述しておりますとおり、当社では、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。従って、中間配当金は株式分割前の発行済株式数をもとにして決定されており、期末配当金は株式分割後の発行済株式数をもとに決定されております。1株当たりの配当金の増加の状況につきましては、後述の注記をご参照ください。

②部門別の状況

（１）情報・通信分野　　当期売上高　：　2,006 億 4千4百万円　（前期比、　13.7 ％増）

○エレクトロオプティクス 当期売上高　：　1,905 億 5千1百万円　（前期比、　15.0 ％増）


ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ部門の売上高推移
（百万円）
250,000
200,000
150,000
100,000
50,000
0
112,341
101,496
111,460
135,071
165,664
190,551
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3

・半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前期に比べ売上は増加しました。

・半導体製造用のフォトマスクは、65nm（ﾅﾉﾒｰﾄﾙ）クラス等の最先端品の受注は好調でしたが、前期に普及品クラスの特別な受注があった関係で、売上は前期とほぼ同レベルとなりました。液晶用大型マスクは、パネルメーカー各社における活発な新ラインの立ち上げおよび新機種開発により、最先端大型マスク需要が好調で、前期に比べて売上は増加しました。

・ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクは、ノートパソコンの販売が堅調であるため、携帯音楽プレイヤー向け等の新アプリケーションは期の半ばから減速しましたものの、前期に比べて売上は増加しました。

・光学レンズは、新しい用途としてカメラ付き携帯電話向けの出荷を開始し、また製品の高付加価値化戦略を推し進めたため、デジタルカメラ向けの緩やかな回復と併せて、前期に比べて売上は増加しました。

○ホトニクス　　当期売上高　：　100 億 9千2百万円　（前期比、　6.1 ％減）


ﾎﾄﾆｸｽ部門の売上高推移
（百万円）
12,000
10,000
8,000
6,000
4,000
2,000
0
6,533
7,157
5,485
4,116
10,749
10,092
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3

・当部門は各種レーザー機器、電子産業用光源、特殊光学ガラス等を扱っております。前期の売上の大幅な増加は、事業再編のためのグループ内における事業の移管によるものであります。

（2）アイケア分野　　当期売上高　：1,399 億 4千万円　（前期比、　10.7 %増）

○ビジョンケア　　当期売上高　：1,044 億 5千6百万円　（前期比、　10.0 %増）


ビジョンケア部門の売上高推移
（百万円）
120,000
100,000
80,000
60,000
40,000
20,000
0
86,198
93,184
94,388
98,203
94,971
104,456
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3

- メガネレンズの国内市場は、前期に比べ市況が低迷するなか、当社では新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での厳しい価格競争により、全体の売上は前期とほぼ同レベルとなりました。
- メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新製品の市場投入と高屈折レンズ等の製品の高付加価値化を進めて堅調に推移し、海外市場合計の売上は前期に比べて増加しました。特に欧州では最大市場のドイツの回復が顕著で、欧州市場全体の底上げにつながりました。
- その結果、部門全体では前期に比べて売上は増加しました。

○ヘルスケア　　当期売上高　：354 億 8千3百万円　（前期比、　13.0 %増）


ヘルスケア部門の売上高推移
（百万
40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
20,129
23,105
26,716
28,380
31,409
35,483
H13/3
H14/3
H15/3
H16/3
H17/3
H18/3

- コンタクトレンズは、市場で安売り店が価格競争を続ける中、当社では、継続的な新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により、前期に比べて売上は増加しました。
- 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前期に比べて売上が増加しました。

（３）その他　当期売上高　：　36 億 4千2百万円　（前期比、　32.3 %減）

○クリスタル　当期売上高　：　18 億 6千4百万円　（前期比、　49.2 %減）
- クリスタルは、事業の再構築のために規模を縮小しており、売上は前期に比べて減少しました。

○サービス　当期売上高　：　17 億 7千7百万円　（前期比、　4.2 %増）
- 平成18年3月1日付で、ＨＯＹＡサービス㈱の人材派遣事業を売却いたしました。

２．財政状態

・総資産	：	3,615 億 3千7百万円	（前期末比、　2.9 %増）
・株主資本	：	2,794 億 8千万円	（　同、　0.6 %増）
・株主資本比率	：	77.3 %	（　同、　1.8 ポイント減）

- 当期末は、前期末に比べて流動資産が20,598百万円減少し、固定資産が30,864百万円増加しましたので、総資産は10,055百万円増加しました。株主資本は、前期末に比べて1,591百万円増加しました。なお、当期において自己株式を15,686,800株取得し、うち14,379,000株を53,180百万円で消却しております。

３．キャッシュ・フローの状況

・営業活動によるキャッシュ・フロー	：	1,058 億 5千5百万円	
・投資活動によるキャッシュ・フロー	：	△520 億 1千2百万円	
・財務活動によるキャッシュ・フロー	：	△857 億 8千7百万円	
・現金及び現金同等物期末残高	：	835 億 7千4百万円	（前期末比、29,300百万円減）

- 税金等調整前当期純利益97,367百万円と減価償却費26,251百万円を主体とした現金の増加、および法人税等の支払額18,246百万円を主体とした現金の減少により、営業キャッシュ・フローは105,855百万円となりました。投資キャッシュ・フローは次期製品対応投資を中心に52,012百万円の支出となりました。フリー・キャッシュ・フローは53,843百万円となり、自己株式の取得に64,031百万円、配当金の支払いに23,402百万円を支出しました。現金及び現金同等物の期末残高は前期末に比べて29,300百万円減少しました。

4．当社グループの課題と事業等のリスク

(1) 当社グループの課題

当社グループは、企業価値の最大化を重点方針に掲げ、世界市場においてトップシェアを獲得すべく、グローバルにグループ経営を推し進めております。多岐にわたる事業運営において、経営資源の最適な組み合わせにより、競争力を最大限に引き出し、業績向上に取り組んでまいります。

① 市場変化への柔軟な対応と効率的な経営資源の活用

当社グループの事業領域は多岐にわたっておりますが、市場の動向にすばやく柔軟に対応していくために、顧客のニーズを的確に把握し、競合に先んじた戦略を立案してまいります。当社グループの経営資源を適切に配分し、設備投資、事業提携、M＆A、事業の撤退・縮小といった判断をタイムリーに行なってまいります。

② 新たな事業、技術の創出

企業収益を確保し、成長し続けるためには、既存事業の伸長はもとより、他社に真似のできない技術を開発し、新たな事業を創出することにより、従来とは異なる成長分野を生み出すことが重要な課題と認識しております。世界に通用する技術や競争優位性の高い製品の開発、新規事業の開拓・創造、そして次代を担う人材の獲得・育成にさらに力を注いでまいります。

(2) 事業等のリスク

以下に当社グループの事業展開上のリスク要因となる可能性があると考えられる主な事項を記載しております。文中における将来に関する事項は本資料作成日現在において当社が判断したものです。

① 為替レートの変動について

当社グループでは、事業をグローバルに展開しておりますが、主要生産国の為替レートの上昇は、輸出価格の上昇を招き、連結ベースでコストの上昇をもたらす可能性があります。主要販売国の為替レートの下落は、売上高の減少を起こすおそれがあります。

② 国際情勢の影響

現在、世界の一部地域においては緊迫した情勢が続いておりますが、今後、ある地域でヒト・モノ・カネの動きが異常に抑制された場合、また、当社グループが事業を行なっている国々で、政治・経済または法環境の変化、労働力の不足、ストライキ、天災地変等の予期せぬ事象が起きた場合には、事業の遂行に問題が生じる可能性があります。

③ 生産財のビジネスである点

当社の収益の大きな部分を占めるエレクトロオプティクスの製品群は、その全てが中間生産材・部材であり、当社製品を使用して製造される半導体、液晶パネルあるいはHDDのような製品、さらにそれらを使用して製造されるパソコンやデジタル家電製品等の景況によってその伸長が大きく左右されます。

④ 消費財分野におけるディスカウンターの出現と価格低下

近年、消費財の市場では、従来になかった安売り店が出現し、価格低下を引き起こしています。これら安売り店の影響が、当社が進めておりますコストダウンと高付加価値戦略で吸収しきれないほど進むと、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑤ 新製品開発力

当社グループが属する業界は技術的な進歩が急速で、当社では絶えず最先端の技術を開発するよう努めておりますが、当社グループが業界と市場の変化を充分に予測できず、顧客のニーズにあった新製品をタイムリーに開発できない場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑥ 競合

当社グループは、多くの製品で業界トップシェアを有しておりますが、絶えず厳しい競争にさらされております。当社グループが、将来においてもその圧倒的なシェアを保持し続け、有効に競争できるという保証はなく、価格面での圧力または有効に競争できないことによる顧客離れは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑦ 生産能力

現在当社グループは複数の分野で生産能力を上回る受注に応えるべく生産能力を増強しておりますが、なんらかの要因により立ち上げが遅れるようなことがあれば、当社の業績への影響のみならず、得意先の生産・販売計画に影響を与え、競合他社のシェア拡大等の恐れがあり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑧ 新規事業

将来の成長のために新事業は重要ですが、有望な新規事業のメドがつかない場合は当社グループの成長が計画どおり進まないおそれがあります。また、事業戦略の一環として企業買収等を行なうことがありますが、買収後に予期せぬ障害が出てきて予定外の時間と費用がかかり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

（４）連結財務諸表等

１．連結貸借対照表

（単位：百万円未満切捨）

	科目	当期 平成18年3月31日現在 金額	構成比(%)	前期 平成17年3月31日現在 金額	構成比(%)	増減 金額	増減率(%)
資産の部	流動資産	212,273	58.7	232,871	66.2	△ 20,598	△ 8.8
	現金及び預金	83,574		112,874		△ 29,300	
	受取手形及び売掛金	78,380		73,619		4,761	
	たな卸資産	41,178		36,165		5,013	
	繰延税金資産	7,407		6,500		907	
	その他	3,246		4,947		△ 1,701	
	貸倒引当金	△ 1,512		△ 1,235		△ 277	
	固定資産	149,152	41.3	118,288	33.7	30,864	26.1
	有形固定資産	120,603	33.4	95,158	27.1	25,445	26.7
	建物及び構築物	29,548		25,114		4,434	
	機械装置及び運搬具	58,493		45,016		13,477	
	土地	8,648		8,937		△ 289	
	その他	23,912		16,090		7,822	
	無形固定資産	7,424	2.1	5,489	1.6	1,935	35.3
	投資その他の資産	21,123	5.8	17,640	5.0	3,483	19.7
	投資有価証券	14,060		10,383		3,677	
	繰延税金資産	2,757		3,097		△ 340	
	その他	4,601		4,461		140	
	貸倒引当金	△ 295		△ 301		6	
	繰延資産	111	0.0	322	0.1	△ 211	△ 65.5
	資産合計	361,537	100.0	351,482	100.0	10,055	2.9
負債、少数株主持分及び資本の部	流動負債	79,305	21.9	70,792	20.1	8,513	12.0
	支払手形及び買掛金	28,070		24,452		3,618	
	短期借入金	−		194		△ 194	
	未払法人税等	14,342		10,022		4,320	
	賞与引当金	4,207		3,917		290	
	その他	32,685		32,204		481	
	固定負債	1,831	0.5	1,970	0.6	△ 139	△ 7.1
	特別修繕引当金	619		542		77	
	その他	1,211		1,427		△ 216	
	負債合計	81,137	22.4	72,762	20.7	8,375	11.5
	少数株主持分	919	0.3	830	0.2	89	10.7
	資本金	6,264	1.7	6,264	1.8	−	−
	資本剰余金	15,898	4.4	15,898	4.5	−	−
	利益剰余金	266,345	73.7	268,255	76.3	△ 1,910	△ 0.7
	その他有価証券評価差額金	110	0.0	37	0.0	73	197.3
	為替換算調整勘定	7,142	2.0	△ 4,687	△ 1.3	11,829	△ 252.4
	自己株式	△ 16,279	△ 4.5	△ 7,878	△ 2.2	△ 8,401	106.6
	資本合計	279,480	77.3	277,889	79.1	1,591	0.6
	負債、少数株主持分及び資本合計	361,537	100.0	351,482	100.0	10,055	2.9

（注）

	当期	前期
1．有形固定資産の減価償却累計額	181,818 百万円	166,344 百万円
2．保証債務	2,206 百万円	1,369 百万円
3．自己株式数	4,401,607 株	967,762 株

2. 連結損益計算書

（単位：百万円未満切捨）

科目	当期 自 平成17年4月1日 至 平成18年3月31日		前期 自 平成16年4月1日 至 平成17年3月31日		増減	
	金額	百分比(%)	金額	百分比(%)	金額	増減率(%)
売上高	344,228	100.0	308,172	100.0	36,056	11.7
売上原価	172,033	50.0	158,023	51.3	14,010	8.9
売上総利益	172,194	50.0	150,148	48.7	22,046	14.7
販売費及び一般管理費	71,098	20.7	65,228	21.1	5,870	9.0
営業利益	101,095	29.4	84,920	27.6	16,175	19.0
営業外収益	4,869	1.4	6,623	2.2	△ 1,754	△ 26.5
受取利息	1,788		1,013		775	
為替差益	242		875		△ 633	
持分法による投資利益	1,285		3,707		△ 2,422	
その他	1,552		1,026		526	
営業外費用	2,327	0.7	2,017	0.7	310	15.4
支払利息	142		86		56	
売上割引	706		552		154	
その他	1,478		1,378		100	
経常利益	103,637	30.1	89,525	29.1	14,112	15.8
特別利益	2,389	0.7	719	0.2	1,670	232.3
固定資産売却益	109		194		△ 85	
その他	2,280		524		1,756	
特別損失	8,660	2.5	6,779	2.2	1,881	27.7
環境整備費	3,725		1,980		1,745	
退職加算金	1,688		842		846	
減損損失	1,232		859		373	
固定資産処分損	625		948		△ 323	
工場閉鎖損失	－		1,263		△ 1,263	
その他	1,388		885		503	
税金等調整前当期純利益	97,367	28.3	83,466	27.1	13,901	16.7
法人税、住民税及び事業税	22,249	6.5	18,690	6.1	3,559	19.0
法人税等調整額	△ 511	△ 0.2	531	0.2	△ 1,042	－
少数株主利益	9	0.0	108	0.0	△ 99	△ 91.7
当期純利益	75,620	22.0	64,135	20.8	11,485	17.9
1株当たり当期純利益	176.54 円		578.84 円		△ 402.30 円	

（注）

1. 当期における1株当たり当期純利益の大幅な減少は、当期中に株式分割を実施し発行済株式総数が大幅に増加したことによるものです。詳細につきましては、次頁の注をご参照ください。

2. 在外連結子会社の売上高の換算に関する事項

(1)当期の売上高・損益を、前期為替レートで換算した場合の金額とその差額

科目	当期レートで換算	前期レートで換算	差額
売上高	344,228 百万円	339,510 百万円	4,718 百万円
営業利益	101,095 百万円	98,277 百万円	2,818 百万円
経常利益	103,637 百万円	100,824 百万円	2,813 百万円
当期純利益	75,620 百万円	72,970 百万円	2,650 百万円

(2)主要通貨の換算レートと前期比変動率

主要通貨		当期平均為替レート	前期平均為替レート	変動率
USドル	US$	113.93 円	107.60 円	-5.9% （円安）
ユーロ	EURO	138.13 円	135.73 円	-1.8% （円安）
タイ・バーツ	BAHT	2.81 円	2.68 円	-4.9% （円安）

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均

3. 重要な後発事象

該当する事項はありません。

[株式の分割に係る注記]

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

１．株式分割前の当社発行済株式総数　　112,349,005株

２．今回の分割により増加した株式数　　337,047,015株

３．株式分割後の当社発行済株式総数　　449,396,020株

なお、当期の１株当たり情報は、当該株式分割が当期首に行なわれたものとして算出しております。また、本資料中の財務諸表における前期の１株当たり情報は遡及修正を行なっておりませんが、参考として、当該株式分割が、前期首において行なわれたと仮定した場合の前期の１株当たり情報は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科　目	当　期 自 平成17年4月 1日 至 平成18年3月31日	前　期 自 平成16年4月 1日 至 平成17年3月31日	増　減
１株当たり株主資本	648.87 円	623.59 円	25.28 円
１株当たり当期純利益	176.54 円	144.71 円	31.83 円
潜在株式調整後 １株当たり当期純利益	175.98 円	144.38 円	31.60 円

また、当期の１株当たり配当金150円につきまして、中間配当金1株当たり120円は株式分割前の発行済み株式数によって算出されており、期末配当金1株当たり30円は、株式分割後の4倍になった発行済み株式数によって算出されております。これを、比較を容易にするために、①前期首に株式分割が行なわれたと仮定し、過去の配当金実績を遡及修正した場合と、②株式分割が当期に行なわれなかったと仮定して今回の期末配当金を修正した場合の状況は、下記のとおりです。表中の※印は、株主の皆様に実際にお支払いした金額を表しております：

（単位：円、少数第２位未満切捨）

科　目		当　期 自 平成17年4月 1日 至 平成18年3月31日	前　期 自 平成16年4月 1日 至 平成17年3月31日	増　減
①当期11月の株式分割が、仮に前期首に行なわれたと仮定した場合				
１株当たり配当金	中　間	30.00 円	15.00 円	15.00 円
	期　末	30.00 円※	22.50 円	7.50 円
	年　間	60.00 円	37.50 円	22.50 円
②当期11月の株式分割が、仮に行なわれなかったと仮定した場合				
１株当たり配当金	中　間	120.00 円※	60.00 円※	60.00 円
	期　末	120.00 円	90.00 円※	30.00 円
	年　間	240.00 円	150.00 円	90.00 円

[自己株式の取得に係る注記]

平成17年10月20日開催の取締役会の決議により、商法第211条の3第1項第2号の規定に基づく自己株式の取得を実施いたしました。詳細は以下のとおりです：

１．取得期間　　平成17年11月15日から平成17年12月1日まで（約定ベース）

２．取得株式数　　15,686,800株　（発行済株式総数の3.5%）

３．取得総額　　63,999,973,000円

４．取得方法　　東京証券取引所における市場買付

（ご参考）　平成17年10月20日開催の当社取締役会における決議の内容
取得する株式の種類　　当社普通株式
取得する株式の総数　　1,600万株（上限）（※株式分割実施後の株数）
株式の取得価額の総額　640億円（上限）
取得期間　　平成17年10月21日から平成17年12月20日まで

3. 連結剰余金計算書

（単位：百万円未満切捨）

	科目	当期 自平成17年4月1日 至平成18年3月31日	前期 自平成16年4月1日 至平成17年3月31日	増減
資本剰余金の部	Ⅰ. 資本剰余金期首残高	15,898	15,898	－
	Ⅱ. 資本剰余金増加高	－	－	－
	Ⅲ. 資本剰余金減少高	－	－	－
	Ⅳ. 資本剰余金期末残高	15,898	15,898	－
利益剰余金の部	Ⅰ. 利益剰余金期首残高	268,255	247,175	21,080
	Ⅱ. 利益剰余金増加高	75,620	64,135	11,485
	当期純利益	75,620	64,135	11,485
	Ⅲ. 利益剰余金減少高	77,529	43,056	34,473
	1. 配当金	23,398	12,241	11,157
	2. 取締役賞与	65	62	3
	3. 自己株式消却額	53,180	30,702	22,478
	4. 自己株式処分差損	871	49	822
	5. その他減少高	13	－	13
	Ⅳ. 利益剰余金期末残高	266,345	268,255	△ 1,910

4. 連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ／ 期別	当期 自平成17年4月1日 至平成18年3月31日 金額	前期 自平成16年4月1日 至平成17年3月31日 金額	増減 金額
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	97,367	83,466	13,901
減価償却費	26,251	21,660	4,591
減損損失	1,232	859	373
営業譲渡益	△ 1,783	−	△ 1,783
貸倒引当金の増加額又は減少額（△）	234	△ 344	578
賞与引当金の増加額	278	194	84
特別修繕引当金の増加額	76	184	△ 108
受取利息及び受取配当金	△ 1,794	△ 1,022	△ 772
支払利息	142	86	56
為替差損又は為替差益（△）	△ 598	△ 233	△ 365
持分法による投資利益	△ 1,285	△ 3,707	2,422
固定資産売却益	△ 109	△ 194	85
固定資産処分損	625	948	△ 323
取締役賞与の支払額	△ 65	△ 63	△ 2
その他	204	553	△ 349
売上債権の増加額	△ 4,041	△ 5,393	1,352
たな卸資産の増加額	△ 2,546	△ 2,525	△ 21
その他流動資産の減少額	2,097	2,427	△ 330
仕入債務の増加額又は減少額（△）	3,643	△ 1,629	5,272
未払消費税等の増加額又は減少額（△）	662	△ 706	1,368
その他流動負債の増加額	1,757	3,848	△ 2,091
小計	122,348	98,409	23,939
利息及び配当金の受取額	1,865	958	907
利息の支払額	△ 112	△ 109	△ 3
法人税等の支払額	△ 18,246	△ 23,257	5,011
営業活動によるキャッシュ・フロー	105,855	76,000	29,855
Ⅱ 投資活動によるキャッシュ・フロー			
有形固定資産の取得による支出	△ 47,741	△ 33,393	△ 14,348
有形固定資産の売却による収入	266	540	△ 274
投資有価証券の取得による支出	△ 2,069	△ 10	△ 2,059
連結範囲の変更に伴う子会社株式の取得	△ 337	−	△ 337
貸付による支出	△ 2	△ 96	94
貸付金の回収による収入	116	211	△ 95
その他投資に関する支出	△ 4,630	△ 3,096	△ 1,534
その他投資に関する収入	155	321	△ 166
営業譲渡による収入	2,230	−	2,230
投資活動によるキャッシュ・フロー	△ 52,012	△ 35,524	△ 16,488
Ⅲ 財務活動によるキャッシュ・フロー			
短期借入金の借入及び返済による収入及び支出（△）（純額）	△ 207	△ 157	△ 50
長期借入金の返済による支出	−	△ 161	161
自己株式の取得による支出	△ 64,031	△ 38	△ 63,993
自己株式の売却による収入	1,855	911	944
親会社による配当金の支払額	△ 23,402	△ 12,245	△ 11,157
少数株主への配当金の支払額	△ 1	△ 0	△ 1
財務活動によるキャッシュ・フロー	△ 85,787	△ 11,692	△ 74,095
Ⅳ 現金及び現金同等物に係る換算差額	2,645	3,665	△ 1,020
Ⅴ 現金及び現金同等物の増加額	△ 29,300	32,449	△ 61,749
Ⅵ 現金及び現金同等物期首残高	112,874	80,425	32,449
Ⅶ 現金及び現金同等物期末残高	83,574	112,874	△ 29,300

（注）連結ｷｬｯｼｭ・ﾌﾛｰ計算書の△は、現金及び現金同等物の流出を示しております。

5．連結財務諸表作成のための基本となる重要な事項

(1) 連結範囲及び持分法の適用に関する事項

・連結子会社数　62社
　主要会社名　（海外）HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　（国内）HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・非連結子会社数　－社
・関連会社数　5社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況　（前期末＝平成17年3月末との比較）
　イ．連結範囲　＝　4社増加

・新規設立により5社増加
- HOYA MEDICAL EUROPE GMBH.（ドイツ）
- HOYA HEALTHCARE (SHANGHAI) CO.,LTD.（中国）
- HOYA CANDEO OPTRONICS KOREA CO.,LTD.（韓国）
- VISION MEMBRANE TECHNOLOGIES, INC.（米国）
- その他1社（海外）

・非持分法会社の連結子会社への移行により1社増加
- QSTREAMS NETWORKS, INC.（米国）

・親会社への吸収合併により1社減少
- HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ㈱

・清算により1社減少
- HOYA LENS MEXICO, SA.DE.CV.（ﾒｷｼｺ）

　ロ．持分法適用会社
　　該当事項はありません

	当　期	前　期	増　減
連結子会社数	62 (国内5、海外57)	58 (国内6、海外52)	+4 (国内-1、海外+5)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	5 (国内5、海外-)	5 (国内5、海外-)	－ (国内-、海外-)
（うち持分法適用会社数）	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)
グループ合計 （うち持分法適用会社数）	67社 (1社)	63社 (1社)	+4社 (-)

②会計方針の変更　：　該当事項はありません。

［連結キャッシュ・フロー計算書に係る注記］

（単位：百万円未満切捨）

1．現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額

	当　期 平成18年3月31日現在	前　期 平成17年3月31日現在
現金及び預金勘定	83,574	112,874
現金及び現金同等物	83,574	112,874

2．重要な非資金取引の内容

当　期（自　平成17年4月1日　至　平成18年3月31日）

自己株式の消却　53,180 百万円

（平成18年2月1日付、14,379,000株）

※これにより、当社の消却後の発行済株式総数は、435,017,020株になりました。

前　期（自　平成16年4月1日　至　平成17年3月31日）

自己株式の消却　30,702 百万円

（平成16年6月1日付、3,775,400株）

[有価証券及びデリバティブ取引に係る注記]

1．その他有価証券で時価のあるもの

（単位：百万円未満切捨）

種類	区分	当期（平成18年3月31日現在）取得原価	当期 連結貸借対照表 計上額	当期 差額	前期（平成17年3月31日現在）取得原価	前期 連結貸借対照表 計上額	前期 差額
連結貸借対照表計上額が取得原価を超えるもの	(1)株式	1,692	1,874	181	159	308	148
	(2)債券	－	－	－	－	－	－
	①国債・地方債等	－	－	－	－	－	－
	②社債	－	－	－	－	－	－
	③その他	－	－	－	－	－	－
	(3)その他	－	－	－	－	－	－
	小計	1,692	1,874	181	159	308	148
連結貸借対照表計上額が取得原価を超えないもの	(1)株式	－	－	－	－	－	－
	(2)債券	－	－	－	－	－	－
	①国債・地方債等	－	－	－	－	－	－
	②社債	－	－	－	－	－	－
	③その他	－	－	－	－	－	－
	(3)その他	－	－	－	－	－	－
	小計	－	－	－	－	－	－
合計		1,692	1,874	181	159	308	148

2．当期中に売却したその他有価証券

（単位：百万円未満切捨）

区分	当期（自平成17年4月1日 至平成18年3月31日）	前期（自平成16年4月1日 至平成17年3月31日）
売却額	－	－
売却益の合計	－	－
売却損の合計	－	－

3．時価のない主な有価証券の内容

（単位：百万円未満切捨）

区分	当期（平成18年3月31日現在）	前期（平成17年3月31日現在）
(1)満期保有目的の債券	連結貸借対照表 計上額	連結貸借対照表 計上額
該当なし	－	－
(2)関係会社株式	連結貸借対照表 計上額	連結貸借対照表 計上額
①非上場株式	11,104	9,486
計	11,104	9,486
(3)その他有価証券	連結貸借対照表 計上額	連結貸借対照表 計上額
①非上場株式	802	274
②その他	279	314
計	1,081	588

4．デリバティブ取引の契約額、時価及び評価損益等

該当事項はありません。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　（単位：百万円未満切捨）

	当期 平成18年3月31日現在	前期 平成17年3月31日現在
(1) 流動の部		
繰延税金資産		
たな卸資産未実現利益	1,692	2,166
環境整備費否認額	1,474	323
賞与引当金否認額	1,601	1,529
未払事業税否認額	727	691
減価償却損金算入限度超過額	－	285
その他	1,911	1,505
繰延税金資産　小計	7,407	6,500
(2) 固定の部		
繰延税金資産		
減価償却損金算入限度超過額	1,962	1,876
減損損失否認額	556	861
貸倒引当金損金算入限度超過額	105	117
工場閉鎖損失	－	510
その他	1,078	681
繰延税金資産　合計	3,702	4,047
繰延税金負債		
固定資産圧縮積立金	△ 406	△ 434
特別償却準備金	△ 298	△ 313
その他有価証券評価差額金	△ 74	△ 35
その他	△ 165	△ 165
繰延税金負債　合計	△ 945	△ 949
繰延税金資産の純額	2,757	3,097

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当期 自平成17年4月1日 至平成18年3月31日	前期 自平成16年4月1日 至平成17年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %
（調　整）		
海外連結子会社の税率差異	△ 18.2	△ 13.8
交際費等永久に損金に算入されない項目	0.4	0.4
住民税均等割等	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 1.8	△ 2.6
受取配当金等連結消去に伴う影響額	1.8	0.8
持分法による投資利益	△ 0.5	△ 1.8
試験研究費等の特別税額控除	△ 0.5	△ 0.8
その他	0.6	0.3
税効果会計適用後の法人税等の負担率	22.3	23.0

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

当社および国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、前期の平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当期 自平成17年4月1日 至平成18年3月31日	前期 自平成16年4月1日 至平成17年3月31日
退職加算金	1,688	842
退職給付費用	1,688	842

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

［固定資産の減損に係る注記］

（単位：百万円未満切捨）

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における武蔵工場等

場　所	用　途	種　類
埼玉県入間市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当　期 自平成17年4月1日 至平成18年3月31日	前　期 自平成16年4月1日 至平成17年3月31日
機械装置他	864	92
計	864	92

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) ホトニクス部門における前橋工場

場　所	用　途	種　類
群馬県前橋市	ホトニクス製造設備等	土地・建物、機械装置等

HOYA CANDEO OPTRONICS(株)の前橋工場は、他事業所への統合により前期に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当　期 自平成17年4月1日 至平成18年3月31日	前　期 自平成16年4月1日 至平成17年3月31日
土地	―	449
建物他	―	317
計	―	766

なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

(3) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当　期 自平成17年4月1日 至平成18年3月31日	前　期 自平成16年4月1日 至平成17年3月31日
土地	368	―
計	368	―

なお、当資産グループの回収可能価額は、公示価格により測定しております。

（５）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別 / 科目 \ セグメント	当期 自 平成17年4月1日 至 平成18年3月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
(1)外部顧客に対する売上高	190,551	10,092	104,456	35,483	1,864	1,777	344,228	－	344,228
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	744	246	0	0	33	4,333	5,357	(5,357)	－
計	191,296	10,339	104,457	35,483	1,898	6,111	349,585	(5,357)	344,228
営業費用	116,434	9,405	84,088	28,624	2,052	5,464	246,068	(2,936)	243,132
営業利益又は営業損失(△)	74,862	933	20,369	6,859	△ 154	646	103,516	(2,421)	101,095
営業利益率	39.1%	9.0%	19.5%	19.3%	-8.2%	10.6%	29.6%	－	29.4%
2．資産、減価償却費及び資本的支出等									
資産	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
減価償却費	18,715	108	6,444	855	－	53	26,177	74	26,251
減損損失	－	－	－	－	864	－	864	368	1,232
資本的支出	37,243	208	7,958	2,391	761	159	48,722	63	48,785
研究開発費	8,289	1,683	2,566	1,555	39	－	14,134	－	14,134
従業員数（名）	17,133	191	6,794	733	86	185	25,122	54	25,176

期別 / 科目 \ セグメント	前期 自 平成16年4月1日 至 平成17年3月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
(1)外部顧客に対する売上高	165,664	10,749	94,971	31,409	3,672	1,706	308,172	－	308,172
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	526	233	17	0	50	5,054	5,881	(5,881)	－
計	166,190	10,982	94,988	31,409	3,722	6,760	314,054	(5,881)	308,172
営業費用	102,899	10,090	77,909	24,267	4,143	6,087	225,398	(2,146)	223,252
営業利益又は営業損失(△)	63,290	892	17,078	7,141	△ 420	673	88,655	(3,735)	84,920
営業利益率	38.1%	8.1%	18.0%	22.7%	-11.3%	10.0%	28.2%	－	27.6%
2．資産、減価償却費及び資本的支出等									
資産	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
減価償却費	14,729	126	5,899	668	－	81	21,506	154	21,660
減損損失	－	766	－	－	92	－	859	－	859
資本的支出	31,962	191	6,786	737	92	218	39,989	186	40,175
研究開発費	7,797	894	1,523	716	25	－	10,957	－	10,957
従業員数（名）	13,462	226	6,464	601	168	256	21,177	57	21,234

<参考>　前期との増減比較は、次のとおりです：

科目 \ セグメント	増減								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
売上高　増減額									
(1)外部顧客に対する売上高増減額	24,887	△ 657	9,485	4,074	△ 1,808	71	36,056	－	36,056
外部売上高の増減率	15.0%	-6.1%	10.0%	13.0%	-49.2%	4.2%	11.7%	－	11.7%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	218	13	△ 17	0	△ 17	△ 721	△ 524	524	－
計	25,106	△ 643	9,469	4,074	△ 1,824	△ 649	35,531	524	36,056
営業費用増減額	13,535	△ 685	6,179	4,357	△ 2,091	△ 623	20,670	△ 790	19,880
営業損益額増減額	11,572	41	3,291	△ 282	266	△ 27	14,861	1,314	16,175
営業損益の増減率	18.3%	4.6%	19.3%	-3.9%	－	-4.0%	16.8%	－	19.0%
営業利益率の増減（ﾎﾟｲﾝﾄ）	1.0	0.9	1.5	△ 3.4	3.1	0.6	1.4	－	1.8
資産　増減額	41,553	△ 43	7,478	1,598	△ 1,059	769	50,295	△ 40,240	10,055
減価償却費　増減額	3,986	△ 18	545	187	－	△ 28	4,671	△ 80	4,591
減損損失　増減額	－	△ 766	－	－	772	－	5	368	373
資本的支出　増減額	5,281	17	1,172	1,654	669	△ 59	8,733	△ 123	8,610
研究開発費　増減額	492	789	1,043	839	14	－	3,177	－	3,177
従業員数（名）　増減数	3,671	△ 35	330	132	△ 82	△ 71	3,945	△ 3	3,942

（注）

1．事業区分の方法及び各区分に属する主要製品及び役務の名称

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム
	ヘルスケア	コンタクトレンズ、眼内レンズ
その他	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当　期　　2,317 百万円、

前　期　　2,873 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当　期　　34,912 百万円、

前　期　　75,075 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別 セグメント	当期 自 平成17年4月1日 至 平成18年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	244,998	35,471	39,231	24,526	344,228	−	344,228
(2)セグメント間の内部売上高又は振替高	23,900	221	683	120,813	145,618	(145,618)	−
計	268,898	35,692	39,914	145,340	489,846	(145,618)	344,228
営業費用	230,413	34,606	33,366	97,225	395,612	(152,479)	243,132
営業利益	38,484	1,086	6,548	48,114	94,234	6,861	101,095
営業利益率	14.3%	3.0%	16.4%	33.1%	19.2%	−	29.4%
2．資産	163,840	22,377	63,345	149,298	398,861	(37,323)	361,537

科目 ＼ 期別 セグメント	前期 自 平成16年4月1日 至 平成17年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	230,945	30,775	33,803	12,647	308,172	−	308,172
(2)セグメント間の内部売上高又は振替高	19,048	199	255	89,748	109,252	(109,252)	−
計	249,994	30,975	34,058	102,396	417,424	(109,252)	308,172
営業費用	204,412	30,912	28,195	71,003	334,524	(111,272)	223,252
営業利益	45,581	62	5,863	31,393	82,900	2,020	84,920
営業利益率	18.2%	0.2%	17.2%	30.7%	19.9%	−	27.6%
2．資産	165,938	17,128	32,927	104,191	320,185	31,297	351,482

<参考> 前期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	14,053	4,696	5,428	11,879	36,056	−	36,056
外部売上高増減率	6.1%	15.3%	16.1%	93.9%	11.7%	−	11.7%
(2)セグメント間売上高又は振替高増減額	4,852	22	428	31,065	36,366	△ 36,366	−
計	18,904	4,717	5,856	42,944	72,422	△ 36,366	36,056
営業費用増減額	26,001	3,694	5,171	26,222	61,088	△ 41,207	19,880
営業利益額増減額	△ 7,097	1,024	685	16,721	11,334	4,841	16,175
営業利益額増減率	-15.6%	1651.6%	11.7%	53.3%	13.7%	−	19.0%
資産　増減額	△ 2,098	5,249	30,418	45,107	78,676	△ 68,620	10,055

（注）

1．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当　期　2,317 百万円

前　期　2,561 百万円

であり、その主なものは、本社部門に係る費用であります。

2．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当　期　33,958 百万円

前　期　72,840 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当期 自　平成17年4月1日 至　平成18年3月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	42,673	41,200	85,988	859	170,722
連結売上高					344,228
連結売上高に占める海外売上高の割合（％）	12.4%	12.0%	25.0%	0.2%	49.6%
海外売上高における地域別の割合（％）	25.0%	24.1%	50.4%	0.5%	100.0%

科目 ＼ 期別・セグメント	前期 自　平成16年4月1日 至　平成17年3月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	43,519	36,430	61,797	10	141,758
連結売上高					308,172
連結売上高に占める海外売上高の割合（％）	14.1%	11.8%	20.1%	0.0%	46.0%
海外売上高における地域別の割合（％）	30.7%	25.7%	43.6%	0.0%	100.0%

<参考>　前期との増減比較は、次のとおりです：

科目 ＼ セグメント	増　減				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高増減額	△ 846	4,770	24,191	849	28,964
連結売上高増減額					36,056
海外売上高増減率（％）	-1.9%	13.1%	39.1%	8490.0%	20.4%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域

1. 国又は地域の区分の方法・・・・・・・地理的近接度による。
2. 各区分に属する主な国又は地域・・・・北米：米国、カナダ等
   欧州：オランダ、ドイツ、イギリス等
   アジア：シンガポール、タイ、韓国、台湾等
   その他の地域：サウジアラビア、ブラジル等

（6）販売の状況（連結部門別売上高明細表）

（単位：百万円未満切捨）

分野・事業別 ＼ 期別	当期 自 平成17年4月 1日 至 平成18年3月31日 金額	当期 構成比%	前期 自 平成16年4月 1日 至 平成17年3月31日 金額	前期 構成比%	増減 金額	増減 増減率%
国内	94,448	49.6	86,964	52.5	7,484	8.6
海外	96,103	50.4	78,699	47.5	17,404	22.1
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	190,551	55.4	165,664	53.8	24,887	15.0
国内	5,519	54.7	7,291	67.8	△ 1,772	△ 24.3
海外	4,573	45.3	3,457	32.2	1,116	32.3
ホトニクス	10,092	2.9	10,749	3.5	△ 657	△ 6.1
国内	99,967	49.8	94,256	53.4	5,711	6.1
海外	100,677	50.2	82,157	46.6	18,520	22.5
情報・通信	200,644	58.3	176,413	57.3	24,231	13.7
国内	36,089	34.5	36,601	38.5	△ 512	△ 1.4
海外	68,367	65.5	58,370	61.5	9,997	17.1
ビジョンケア	104,456	30.4	94,971	30.8	9,485	10.0
国内	34,228	96.5	30,692	97.7	3,536	11.5
海外	1,254	3.5	716	2.3	538	75.1
ヘルスケア	35,483	10.3	31,409	10.2	4,074	13.0
国内	70,317	50.2	67,293	53.2	3,024	4.5
海外	69,622	49.8	59,086	46.8	10,536	17.8
アイケア	139,940	40.7	126,380	41.0	13,560	10.7
国内	1,442	77.4	3,158	86.0	△ 1,716	△ 54.3
海外	421	22.6	514	14.0	△ 93	△ 18.1
クリスタル	1,864	0.5	3,672	1.2	△ 1,808	△ 49.2
国内	1,777	100.0	1,706	100.0	71	4.2
海外	－	－	－	－	－	－
サービス	1,777	0.5	1,706	0.5	71	4.2
国内	3,220	88.4	4,864	90.4	△ 1,644	△ 33.8
海外	421	11.6	514	9.6	△ 93	△ 18.1
その他	3,642	1.0	5,378	1.7	△ 1,736	△ 32.3
国内	173,506	50.4	166,414	54.0	7,092	4.3
海外	170,722	49.6	141,758	46.0	28,964	20.4
合計	344,228	100.0	308,172	100.0	36,056	11.7

HOYA

平成18年4月20日

（7）平成18年3月期　個別財務諸表の概要

上場会社名　HOYA株式会社　　上場取引所（所属部）　東証第1部
コード番号　7741　　本社所在都道府県　東京都
（URL　http://www.hoya.co.jp）
代表者　代表執行役CEO　鈴木　洋
問合せ先責任者　CFO　江間　賢二　　TEL　(03)3952-1160
決算取締役会開催日　平成18年4月20日　　中間配当制度の有無　有
配当支払開始予定日　平成18年5月26日　　定時株主総会開催日　平成18年6月16日
単元株制度採用の有無　有（1単元　100株）

平成18年3月期の業績（平成17年4月1日～平成18年3月31日）

［単位：百万円未満切捨］

(1)経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年3月期	248,195	(10.5)	29,746	(△15.3)	44,788	(△3.8)
17年3月期	224,608	(22.2)	35,131	(24.0)	46,536	(38.5)

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
18年3月期	22,062	(△11.6)	51 55	51 39	17.3	20.3	18.0
17年3月期	24,967	(60.5)	225 55	225 04	16.5	21.5	20.7

（注）①期中平均株式数　18年3月期　427,953,164株、17年3月期　110,690,150株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額（年間）	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
18年3月期	150 00	120 00	30 00	26,292	116.4	27.5
17年3月期	150 00	60 00	90 00	16,702	66.5	10.5

（注）当期の期末配当金につきましては、平成17年11月15日実施の1:4の株式分割後の発行済株式総数に基づく1株当たり配当金であります。

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
18年3月期	219,063	95,598	43.6	222 01
17年3月期	222,313	159,316	71.7	1,430 37

（注）①期末発行済株式数　18年3月期　430,615,413株、17年3月期　111,381,243株
②期末自己株式数　18年3月期　4,401,607株、17年3月期　967,762株

※1．平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、上記の1株当たり情報（当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり株主資本）は、当該株式分割が当期においては当期首に行なわれたものとして算出しております。前期の実績につきましては遡及修正を行なっておりません。

※2．当社は四半期決算においても本決算と同程度の情報を迅速に開示し、証券アナリストをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、第1四半期（4月～6月）の決算発表時(7月)に中間期の業績予想を、第3四半期（10月～12月）の決算発表時(翌年1月)に通期の業績予想を連結で発表しております。本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

（８）個別財務諸表等

1．貸借対照表

（単位：百万円未満切捨）

科目	当期（平成18年3月31日現在）		前期（平成17年3月31日現在）		増減	
	金額	構成比％	金額	構成比％	増減額	増減率％
流動資産	115,683	52.8	129,520	58.3	△ 13,837	△ 10.7
現金預金	22,990		34,424		△ 11,434	
受取手形	7,485		8,774		△ 1,289	
売掛金	56,738		53,040		3,698	
商品	2,760		2,676		84	
製品	5,796		5,707		89	
半製品	2,864		2,454		410	
原材料	1,429		1,616		△ 187	
仕掛品	2,407		2,726		△ 319	
貯蔵品	1,640		2,164		△ 524	
未収入金	6,221		8,770		△ 2,549	
関係会社短期貸付金	770		2,050		△ 1,280	
繰延税金資産	4,473		3,758		715	
その他	826		1,984		△ 1,158	
貸倒引当金	△ 723		△ 628		△ 95	
固定資産	103,379	47.2	92,793	41.7	10,586	11.4
有形固定資産	39,400	18.0	39,311	17.7	89	0.2
建物	8,762		8,799		△ 37	
構築物	550		581		△ 31	
機械装置	15,595		17,108		△ 1,513	
車輌運搬具	36		30		6	
工具器具備品	5,909		5,504		405	
土地	5,852		6,220		△ 368	
建設仮勘定	2,694		1,066		1,628	
無形固定資産	3,348	1.5	3,518	1.6	△ 170	△ 4.8
投資その他の資産	60,630	27.7	49,964	22.4	10,666	21.3
投資有価証券	2,288		771		1,517	
関係会社株式	49,902		40,297		9,605	
関係会社長期貸付金	4,671		4,940		△ 269	
長期前払費用	527		791		△ 264	
敷金	318		285		33	
繰延税金資産	2,822		2,766		56	
その他	231		253		△ 22	
貸倒引当金	△ 130		△ 141		11	
資産合計	219,063	100.0	222,313	100.0	△ 3,250	△ 1.5

（単位：百万円未満切捨）

科目	当期（平成18年3月31日現在）		前期（平成17年3月31日現在）		増減	
	金額	構成比%	金額	構成比%	増減額	増減率%
流動負債	122,835	56.1	62,454	28.1	60,381	96.7
支払手形	548		773		△ 225	
買掛金	22,118		18,151		3,967	
短期借入金	52,674		―		52,674	
未払金	9,623		11,397		△ 1,774	
未払外注加工費	8,481		7,979		502	
未払法人税等	8,713		6,748		1,965	
未払費用	10,483		7,094		3,389	
預り金	6,863		7,177		△ 314	
賞与引当金	2,909		2,860		49	
設備支払手形	183		24		159	
その他	233		246		△ 13	
固定負債	628	0.3	542	0.2	86	15.9
特別修繕引当金	602		540		62	
その他	26		1		25	
負債合計	123,464	56.4	62,996	28.3	60,468	96.0
資本金	6,264	2.9	6,264	2.8	-	-
資本剰余金	15,898	7.3	15,898	7.2	-	-
資本準備金	15,898		15,898		-	
利益剰余金	89,606	40.8	144,994	65.2	△ 55,388	△ 38.2
利益準備金	1,566		1,566		-	
特別償却準備金	392		426		△ 34	
固定資産圧縮積立金	640		689		△ 49	
別途積立金	123,341		115,241		8,100	
当期未処分利益	△ 36,334		27,071		△ 63,405	
その他有価証券評価差額金	109	0.0	37	0.0	72	194.6
自己株式	△ 16,279	△ 7.4	△ 7,878	△ 3.5	△ 8,401	106.6
資本合計	95,598	43.6	159,316	71.7	△ 63,718	△ 40.0
負債資本合計	219,063	100.0	222,313	100.0	△ 3,250	△ 1.5

（注）

	当期	前期
１．自己株式の残高	16,279 百万円	7,878 百万円
及びその数	4,401,607 株	967,762 株
２．減価償却累計額	100,006 百万円	101,738 百万円

2．損益計算書

（単位：百万円未満切捨）

科目	当期 自 平成17年4月1日 至 平成18年3月31日		前期 自 平成16年4月1日 至 平成17年3月31日		増減	
	金額	百分比％	金額	百分比％	増減額	増減率％
売上高	248,195	100.0	224,608	100.0	23,587	10.5
売上原価	182,334	73.5	155,790	69.4	26,544	17.0
売上総利益	65,861	26.5	68,818	30.6	△ 2,957	△ 4.3
販売費及び一般管理費	36,114	14.5	33,686	15.0	2,428	7.2
営業利益	29,746	12.0	35,131	15.6	△ 5,385	△ 15.3
営業外収益	15,972	6.4	11,899	5.3	4,073	34.2
受取利息	346		87		259	
受取配当金	5,883		5,292		591	
雑収益	9,743		6,518		3,225	
営業外費用	929	0.4	493	0.2	436	88.4
支払利息	747		66		681	
雑損失	182		426		△ 244	
経常利益	44,788	18.0	46,536	20.7	△ 1,748	△ 3.8
特別利益	1,271	0.5	148	0.1	1,123	758.8
特別修繕引当金戻入益	121		34		87	
固定資産売却益	42		114		△ 72	
その他	1,106		―		1,106	
特別損失	9,806	3.9	8,456	3.8	1,350	16.0
環境整備費	3,725		1,980		1,745	
抱合せ株式消滅差損	2,132		―		2,132	
退職加算金	1,421		66		1,355	
減損損失	1,232		541		691	
工場閉鎖損失	―		1,263		△ 1,263	
固定資産処分損	411		779		△ 368	
関係会社株式売却損	―		3,721		△ 3,721	
その他	883		103		780	
税引前当期純利益	36,254	14.6	38,229	17.0	△ 1,975	△ 5.2
法人税、住民税及び事業税	14,240	5.7	12,354	5.5	1,886	15.3
法人税等調整額	△ 48	△ 0.0	907	0.4	△ 955	-
当期純利益	22,062	8.9	24,967	11.1	△ 2,905	△ 11.6
前期繰越利益	9,029		37,501		△ 28,472	
合併に伴う未処分利益引継額	―		2,032		△ 2,032	
自己株式消却額	53,180		30,702		22,478	
自己株式処分差損	871		49		822	
中間配当額	13,373		6,678		6,695	
当期未処分利益	―		27,071		△ 27,071	
当期未処理損失	36,334		―		36,334	
1株当たり当期純利益	51.55 円		225.55 円		△ 174.00 円	

[株式の分割に係る注記]

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

1．株式分割前の当社発行済株式総数　112,349,005 株

2．今回の分割により増加した株式数　337,047,015 株

3．株式分割後の当社発行済株式総数　449,396,020 株

なお、当期の１株当たり情報は、当該株式分割が当期首に行なわれたものとして算出しております。また、本資料中の財務諸表における前期の１株当たり情報は遡及修正を行なっておりませんが、参考として、当該株式分割が、前期首において行なわれたと仮定した場合の前期の１株当たり情報は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科目	当期 自 平成17年4月 1日 至 平成18年3月31日	前期 自 平成16年4月 1日 至 平成17年3月31日	増減
１株当たり株主資本	222.01 円	357.59 円	△ 135.58 円
１株当たり当期純利益	51.55 円	56.38 円	△ 4.83 円
潜在株式調整後 １株当たり当期純利益	51.39 円	56.26 円	△ 4.87 円

また、当期の１株当たり配当金150円につきまして、中間配当金1株当たり120円は株式分割前の発行済み株式数によって算出されており、期末配当金1株当たり30円は、株式分割後の4倍になった発行済み株式数によって算出されております。これを、比較を容易にするために、①前期首に株式分割が行なわれたと仮定し、過去の配当金実績を遡及修正した場合と、②株式分割が当期に行なわれなかったと仮定して今回の期末配当金を修正した場合の状況は、下記のとおりです。表中の※印は、株主の皆様に実際にお支払いした金額を表しております：

（単位：円、少数第２位未満切捨）

科目		当期 自 平成17年4月 1日 至 平成18年3月31日	前期 自 平成16年4月 1日 至 平成17年3月31日	増減
①当期11月の株式分割が、仮に前期首に行なわれたと仮定した場合				
１株当たり配当金	中間	30.00 円	15.00 円	15.00 円
	期末	30.00 円※	22.50 円	7.50 円
	年間	60.00 円	37.50 円	22.50 円
②当期11月の株式分割が、仮に行なわれなかったと仮定した場合				
１株当たり配当金	中間	120.00 円※	60.00 円※	60.00 円
	期末	120.00 円	90.00 円※	30.00 円
	年間	240.00 円	150.00 円	90.00 円

[自己株式の取得に係る注記]

平成17年10月20日開催の取締役会の決議により、商法第211条の3第1項第2号の規定に基づく自己株式の取得を実施いたしました。詳細は以下のとおりです：

1．取得期間　平成17年11月15日から平成17年12月1日まで（約定ベース）

2．取得株式数　15,686,800株　（発行済株式総数の3.5％）

3．取得総額　63,999,973,000円

4．取得方法　東京証券取引所における市場買付

３． 利益処分案

（単位：円）

科　　目	当　　期 （平成18年3月期）	前　　期 （平成17年3月期）	増　　減
当期未処理損失	36,334,242,873	－	36,334,242,873
当期未処分利益	－	27,071,433,842	△ 27,071,433,842
任意積立金取崩額	123,524,325,189	188,753,791	123,335,571,398
１．特別償却準備金	133,956,080	140,375,996	△ 6,419,916
２．固定資産圧縮積立金	48,639,883	48,377,795	262,088
３．別途積立金	123,341,729,226	－	123,341,729,226
合　　計	87,190,082,316	27,260,187,633	59,929,894,683
利益処分額	13,098,489,588	18,230,810,900	△ 5,132,321,312
１．配当金	12,918,462,390	10,024,311,870	2,894,150,520
	（　1株につき30円　）	（　1株につき90円　）	
２．任意積立金	180,027,198	8,206,499,030	△ 8,026,471,832
(1) 特別償却準備金	180,027,198	106,499,030	73,528,168
(2) 別途積立金	－	8,100,000,000	△ 8,100,000,000
次期繰越利益	74,091,592,728	9,029,376,733	65,062,215,995

（注）1. 中間配当を次のとおり実施しております。

	（当　期）	（前　期）
実　施　日	平成17年11月21日	平成16年11月26日
中間配当金	13,373,808,000 円 （1株につき120円）	6,678,263,040 円 （1株につき60円）

2. 特別償却準備金は、租税特別措置法の規定による積立額及び取崩額であります。

3. 固定資産圧縮積立金は、法人税法及び租税特別措置法の規定による取崩額であります。

４．重要な会計方針

１．有価証券の評価基準及び評価方法
（1）子会社及び関連会社株式 ……………… 移動平均法による原価法
（2）その他有価証券
時価のあるもの……………… 当期末日の市場価格等に基づく時価法（評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定）
時価のないもの……………… 移動平均法による原価法

２．たな卸資産の評価基準及び評価方法
（1）商品・製品・半製品・仕掛品……………… 総平均法による原価法
（2）原材料………………………………………… 総平均法による原価法（一部最終仕入原価法による原価法）
（3）貯蔵品………………………………………… 総平均法による原価法及び最終仕入原価法による原価法

３．固定資産の減価償却の方法
（1）有形固定資産 …………平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法。
なお、主な耐用年数は、建物10～50年、機械装置5～10年であります。
（2）無形固定資産 …………定額法
なお、ｿﾌﾄｳｪｱの社内における利用可能期間は5年であります。

４．重要な引当金の計上方法
（1）貸倒引当金
債権の貸倒れによる損失にそなえるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。

（2）賞与引当金
従業員に対する賞与の支給にあてるため、支給見込額を計上しております。

（3）特別修繕引当金
連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

５．外貨建の資産及び負債の本邦通貨への換算基準
外貨建金銭債権債務は、当期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

６．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

７．消費税及び地方消費税の会計処理方法
税抜方式を採用しております。

８．期中の発行済株式数の増減
（1） 平成17年11月15日付で、当社普通株式1株につき4株の割合による株式の分割を実施しました。

1. 株式分割前の当社発行済株式総数	112,349,005	株
2. 今回の分割により増加した株式数	337,047,015	株
3. 株式分割後の当社発行済株式総数	449,396,020	株

（2） 平成18年2月1日付で、自己株式14,379,000株を消却しました。その処分価額の総額は、53,180百万円であります。

1. 株式消却前の当社発行済株式総数	449,396,020	株
2. 今回の消却により減少した株式数	14,379,000	株
3. 株式消却後の当社発行済株式総数	435,017,020	株

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　（単位：百万円未満切捨）

(1) 流動の部	当期 平成18年3月31日現在	前期 平成17年3月31日現在
繰延税金資産		
環境整備費否認額	1,474	323
賞与引当金否認額	1,175	1,155
未払事業税否認額	597	588
たな卸資産評価損否認額	253	421
減損損失否認額	－	181
減価償却損金算入限度超過額	－	251
その他	972	838
繰延税金資産　合計	4,473	3,758
(2) 固定の部		
繰延税金資産		
減価償却損金算入限度超過額	1,821	1,801
減損損失否認額	1,376	861
貸倒引当金損金参入限度超過額	43	56
工場閉鎖損失	－	510
その他	360	320
繰延税金資産　合計	3,602	3,549
繰延税金負債		
固定資産圧縮積立金	△ 406	△ 434
特別償却準備金	△ 298	△ 313
その他有価証券評価差額金	△ 74	△ 35
繰延税金負債　合計	△ 779	△ 783
繰延税金資産の純額	2,822	2,766

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当期 自平成17年4月1日 至平成18年3月31日	前期 自平成16年4月1日 至平成17年3月31日
法定実効税率	40.4 %	40.4 %
（調　整）		
交際費等永久に損金に算入されない項目	3.2	0.7
住民税均等割等	0.2	0.2
受取配当金等永久に益金に算入されない項目	△ 4.8	△ 5.6
試験研究費等の特別税額控除	△ 1.3	△ 1.7
その他	1.4	0.7
税効果会計適用後の法人税等の負担率	39.1 %	34.7 %

[退職給付に係る注記]

（単位：百万円未満切捨）

1．企業の採用する退職給付制度

当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、前期の平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当期 自平成17年4月1日 至平成18年3月31日	前期 自平成16年4月1日 至平成17年3月31日
退職加算金	1,421	66
退職給付費用	1,421	66

(3) 退職給付債務等の計算基礎

該当事項はありません。

［固定資産の減損に係る注記］　　　　（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当期において、以下の資産グループについて減損処理をしました。

(1) クリスタル部門における武蔵工場等

場　所	用　途	種　類
埼玉県入間市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当　期 自平成17年4月1日 至平成18年3月31日	前　期 自平成16年4月1日 至平成17年3月31日
機械装置他	864	92
計	864	92

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) ホトニクス部門における前橋工場

場　所	用　途	種　類
群馬県前橋市	賃貸	土地

当社の関係会社であるHOYA CANDEO OPTRONICS㈱の前橋工場の土地は当社が所有しており、同社に賃貸しておりましたが、他事業所への統合により前期に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当　期 自平成17年4月1日 至平成18年3月31日	前　期 自平成16年4月1日 至平成17年3月31日
土地	－	449
計	－	449

なお、当資産グループの回収可能価額は路線価により測定しております。

(3) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当　期 自平成17年4月1日 至平成18年3月31日	前　期 自平成16年4月1日 至平成17年3月31日
土地	368	－
計	368	－

なお、当資産グループの回収可能価額は、公示価格により測定しております。

5．販売の状況（部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 部門別	当期 自 平成17年4月1日 至 平成18年3月31日		前期 自 平成16年4月1日 至 平成17年3月31日		増減	
	金額	構成比％	金額	構成比％	金額	増減率％
国内	94,602	51.0	87,187	52.3	7,415	8.5
輸出	90,720	49.0	79,430	47.7	11,290	14.2
エレクトロオプティクス	185,322	74.7	166,617	74.2	18,705	11.2
国内	36,065	70.0	36,612	73.3	△ 547	△ 1.5
輸出	15,461	30.0	13,350	26.7	2,111	15.8
ビジョンケア	51,526	20.8	49,963	22.2	1,563	3.1
国内	9,148	95.5	4,271	95.2	4,877	－
輸出	426	4.5	215	4.8	211	－
ヘルスケア	9,574	3.8	4,487	2.0	5,087	－
国内	1,446	81.6	3,169	89.5	△ 1,723	△ 54.4
輸出	325	18.4	370	10.5	△ 45	△ 12.2
クリスタル	1,771	0.7	3,540	1.6	△ 1,769	△ 50.0
国内	141,262	56.9	131,241	58.4	10,021	7.6
輸出	106,933	43.1	93,367	41.6	13,566	14.5
合計	248,195	100.0	224,608	100.0	23,587	10.5

（注）

平成16年10月1日付で連結子会社のHOYAﾍﾙｽｹｱ株式会社から、IOL（眼内ﾚﾝｽﾞ）の製造・販売、およびｺﾝﾀｸﾄﾚﾝｽﾞの製造業務を譲り受けました（HOYAﾍﾙｽｹｱ株式会社はｺﾝﾀｸﾄﾚﾝｽﾞの販売に特化）。このため、前期第3四半期からﾍﾙｽｹｱ部門の売上高の一部がHOYA株式会社単独（個別）の実績として上記の表に加わりましたが、前期の当部門の売上高につきましては、平成16年10月から平成17年3月までの6ケ月分のみとなります。

HOYA

平成18年4月20日

平成18年3月期

第4四半期連結決算概況

自　平成18年1月1日
至　平成18年3月31日

目　次：

HOYA株式会社

本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。　投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

HOYA

平成18年3月期 第4四半期財務・業績の概況（連結）

平成18年4月20日

上場会社名　HOYA株式会社　（コード番号：7741 東証第一部）
（URL：http://www.hoya.co.jp）
代表者　代表執行役CEO　鈴木　洋
問合せ先責任者　CFO　江間　賢二　TEL　(03) 3952－1160

1．四半期財務情報の作成等に係る事項
① 会計処理の方法における簡便な方法の採用の有無　：　無
② 最近連結会計年度からの会計処理の方法の変更の有無　：　無
③ 連結及び持分法の適用範囲の異動の有無：　有
　17年3月期第4四半期比　連結（新規）6社、（除外）2社、持分法（新規）－社、（除外）－社

2．平成18年3月期第4四半期の業績概況（平成18年1月1日～平成18年3月31日）
［注：記載金額は百万円未満を切り捨てて表示しております。］

(1)経営成績（連結）の進捗状況

	売上高	営業利益	経常利益
18年3月期第4四半期	90,204（17.2）	24,043（25.6）	22,036（7.8）
17年3月期第4四半期	76,938（8.3）	19,138（△2.1）	20,440（7.2）
（参考）17年3月期	308,172（13.5）	84,920（24.6）	89,525（34.5）

	四半期（当期）純利益	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
18年3月期第4四半期	16,514（9.2）	38円65銭	38円47銭
17年3月期第4四半期	15,118（48.1）	135円18銭	134円86銭
（参考）17年3月期	64,135（62.2）	578円84銭	577円52銭

（注）売上高、営業利益等における（　）内は、対前年同期比増減率（%）。

(2)財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
18年3月期第4四半期	361,537	279,480	77.3%	648円87銭
17年3月期第4四半期	351,482	277,889	79.1%	2,494円37銭

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
18年3月期第4四半期	41,269	△11,896	△19,304	83,574
17年3月期第4四半期	27,784	△7,047	483	112,874
（参考）17年3月期	76,000	△35,524	△11,692	112,874

※1．平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、上記の1株当たり情報（当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり株主資本）は、当四半期においては株式分割後の発行済株式総数に基づいて算出しております。前年同期及び前期の実績につきましては遡及修正を行なっておりません。

※2．当社は四半期決算においても本決算と同程度の情報を迅速に開示し、証券アナリストをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、第1四半期（4月～6月）の決算発表時（7月）に中間期の業績予想を、第3四半期（10月～12月）の決算発表時（翌年1月）に通期の業績予想を連結で発表しております。本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

（１）経営成績、財政状態及びキャッシュ・フローの状況

１．当第４四半期の経営成績

①全般の状況

・売上高	：	902 億 4百万円	（前年同期比、	17.2 ％増）
・営業利益	：	240 億 4千3百万円	（　同、	25.6 ％増）
・経常利益	：	220 億 3千6百万円	（　同、	7.8 ％増）
・四半期純利益	：	165 億 1千4百万円	（　同、	9.2 ％増）
・１株当たり四半期純利益	：	38.65 円	（　同、	96.53 円減※）

（※当社は平成17年11月15日付で1対4の株式分割を実施しております。1株当たり四半期純利益の増減につきましては、後述の注記をご参照ください。）

・当四半期は、デジタル家電関連製品の好調をけん引役として企業業績も堅調に推移し、将来の市場拡大へ向けて企業の生産・投資の計画も活発で、個人消費にも明るさが出てまいりました。

・為替の状況は、当四半期の平均為替レートは、前年同期と比べてＵＳドルは11.3%、ユーロは2.4%、タイバーツは10.3%のそれぞれ円安となりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、高精度製品の需要が継続しました。ビジョンケア部門では、メガネレンズが特に海外市場で堅調な伸びを示しました。ヘルスケア部門では高機能製品が好調に推移しました。その結果、当四半期の連結売上高は902億4百万円と、前年同期に比べて17.2%の増収となり、四半期ベースの過去最高を更新しました。

売上高（単位：百万円）と平均為替ﾚｰﾄ(円/USﾄﾞﾙ・ﾕｰﾛ)の四半期別推移


100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
140.00
110.00
80.00
50.00
136.94 131.11 130.22 132.33 132.47 134.87 137.95 137.62 135.25 136.23 140.14 140.92
119.25 116.20 108.46 107.13 109.62 104.52 105.25 108.36
63,913 67,786 68,688 71,057 74,961 78,486 77,786 76,938 81,777 84,961 87,286 90,204
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q
売上高
平均為替ﾚｰﾄ（USﾄﾞﾙ）
平均為替ﾚｰﾄ（ﾕｰﾛ）

（注）四半期推移のｸﾞﾗﾌの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H18/4Q」は、平成18年3月期の第4四半期（当第4四半期：平成18年1月1日～同3月31日）を、同様に「H17/4Q」は、平成17年3月期の第4四半期（前第4四半期：平成17年1月1日～同3月31日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q
エレクトロオプティクス ホトニクス ビジョンケア ヘルスケア クリスタル サービス

- 当四半期は、エレクトロオプティクス部門で高精度製品の受注が根強く、主力の工場はフル生産を続け、アイケア分野でも高付加価値製品の販売拡大によりともに増益となりました。グループ全体で前年同期に比べ、営業利益は25.6%、経常利益は7.8%、四半期純利益は9.2%のそれぞれ増益となりました。

- １株当たり四半期純利益は38円65銭となりました。なお当社では、平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。詳細は、後述の注記をご参照ください。

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
14,536 14,757 9,795
16,400 15,638 9,129
17,679 17,091 10,419
19,551 19,068 10,205
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,596
27,257 27,162 20,120
24,043 22,036 16,514
H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q
営業利益 経常利益 四半期純利益

②部門別の状況

（１）情報・通信分野　売上高　：　528 億 8千2百万円　（前年同期比、22.1 %増）

○エレクトロオプティクス　売上高　：　503 億 5千7百万円　（前年同期比、23.0 %増）

○ホトニクス　売上高　：　25 億 2千4百万円　（前年同期比、6.1 %増）

情報・通信分野の売上高の四半期別推移（単位：百万円）



60,000
50,000
40,000
30,000
20,000
10,000
0
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
H18/4Q
エレクトロオプティクス
ホトニクス

エレクトロオプティクス

- 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて売上は増加しました。

- 半導体製造用のフォトマスクは、65nm（ﾅﾉﾒｰﾄﾙ）クラス等の最先端品の受注、および海外向け売上は好調でしたが、前年に普及品クラスの特別な受注があった関係で、売上は前年同期とほぼ同レベルとなりました。液晶用大型マスクは、液晶テレビ向けが堅調に推移しましたので、マスクメーカーの生産能力増強により価格競争が厳しくなりましたが、前年同期に比べて売上は増加しました。

- ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクは、最大の消費用途であるノートパソコンの販売が順調に拡大を続けたため、2.5インチサイズが好調に推移し、前年同期に比べて売上は増加しました。

- 光学レンズは、主力の非球面モールドレンズにおいて、カメラ付き携帯電話向けが大きく伸びたため、デジタルカメラおよびＶＴＲ向けの緩やかな回復と併せて、前年同期に比べて売上は増加しました。

ホトニクス

- 当部門は各種レーザー機器、電子産業用光源、特殊光学ガラス等を扱っております。前第1四半期の売上の大幅な増加は、事業再編のためのグループ内における事業の移管によるものであります。

（２）アイケア分野	売上高	：	367 億 9千1百万円	（前年同期比、	13.9 ％増）
○ビジョンケア	売上高	：	278 億 4千4百万円	（前年同期比、	13.7 ％増）
○ヘルスケア	売上高	：	89 億 4千6百万円	（前年同期比、	14.5 ％増）

アイケア分野の売上高の四半期別推移（単位：百万円）


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
H18/4Q
ビジョンケア
ヘルスケア

ビジョンケア

- メガネレンズの国内市場は、低迷する市況のなか、当社では新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での厳しい価格競争により、全体の売上は前年同期に比べわずかながら減少しました。

- メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新製品の市場投入と高屈折レンズ等の製品の高付加価値化を進めて堅調に推移し、海外市場合計の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツの回復が顕著で、欧州市場全体の底上げにつながりました。
- その結果、部門全体では前年同期に比べて売上は増加しました。

ヘルスケア

- コンタクトレンズは、市場で安売り店が価格競争を続ける中、当社では、継続的な新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により、前年同期に比べて売上は増加しました。
- 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前年同期に比べて売上は増加しました。

（３）その他　　　　　　売上高　：　　　5 億 3千1百万円　（前年同期比　59.5 %減）

○クリスタル　　　　　　売上高　：　　　1 億 8千1百万円　（前年同期比　78.2 %減）

・クリスタルは、事業の再構築のために規模を縮小しており、売上は前年同期に比べて減少しました。

○サービス　　　　　　　売上高　：　　　3 億 4千9百万円　（前年同期比　27.1 %減）

・平成18年3月1日付で、ＨＯＹＡサービス㈱の人材派遣事業を売却いたしました。

２．当第４四半期の財政状態

・総資産	:	3,615 億 3千7百万円	（当第3四半期末比、　1.3 %増）
・株主資本	:	2,794 億 8千万円	（　同、　7.5 %増）
・株主資本比率	:	77.3 %	（　同、　4.5ﾎﾟｲﾝﾄ増）

・当四半期末は、当第3四半期末に比べて、流動資産が2,038百万円増加し、固定資産は2,495百万円増加しましたので、総資産は4,571百万円増加しました。負債合計は14,948百万円減少しました。株主資本は19,554百万円増加しました。

３．当第４四半期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ	:	412 億 6千9百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ	:	△118 億 9千6百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ	:	△193 億 4百万円
・現金及び現金同等物期末残高	:	835 億 7千4百万円

・当四半期は、税金等調整前四半期純利益20,958百万円と減価償却費7,821百万円を主体とした現金の増加、および法人税等の支払額1,273百万円を主体とした現金の減少により、営業キャッシュ・フローは41,269百万円となりました。フリー・キャッシュ・フローは29,373百万円となりました。現金及び現金同等物の期末残高は、当期第3四半期末に比べて9,115百万円増加しました。

（２）四半期連結財務諸表等

１．四半期連結貸借対照表

（単位：百万円未満切捨）

	科目	当第４四半期 平成18年3月31日現在		当第３四半期 平成17年12月31日現在		増減		前第４四半期 平成17年3月31日現在	
		金額	構成比（%）	金額	構成比（%）	金額	増減率（%）	金額	構成比（%）
資産の部	流動資産	212,273	58.7	210,235	58.9	2,038	1.0	232,871	66.2
	現金及び預金	83,574		74,458		9,116		112,874	
	受取手形及び売掛金	78,380		83,759		△ 5,379		73,619	
	たな卸資産	41,178		41,700		△ 522		36,165	
	繰延税金資産	7,407		6,249		1,158		6,500	
	その他	3,246		5,534		△ 2,288		4,947	
	貸倒引当金	△ 1,512		△ 1,467		△ 45		△ 1,235	
	固定資産	149,152	41.3	146,657	41.1	2,495	1.7	118,288	33.7
	有形固定資産	120,603	33.4	116,385	32.6	4,218	3.6	95,158	27.1
	建物及び構築物	29,548		28,895		653		25,114	
	機械装置及び運搬具	58,493		58,181		312		45,016	
	土地	8,648		8,948		△ 300		8,937	
	その他	23,912		20,359		3,553		16,090	
	無形固定資産	7,424	2.1	7,266	2.0	158	2.2	5,489	1.6
	投資その他の資産	21,123	5.8	23,005	6.4	△ 1,882	△ 8.2	17,640	5.0
	投資有価証券	14,060		14,813		△ 753		10,383	
	繰延税金資産	2,757		3,293		△ 536		3,097	
	その他	4,601		5,203		△ 602		4,461	
	貸倒引当金	△ 295		△ 306		11		△ 301	
	繰延資産	111	0.0	74	0.0	37	50.0	322	0.1
	資産合計	361,537	100.0	356,966	100.0	4,571	1.3	351,482	100.0
負債、少数株主持分及び資本の部	流動負債	79,305	21.9	93,834	26.3	△ 14,529	△ 15.5	70,792	20.1
	支払手形及び買掛金	28,070		28,174		△ 104		24,452	
	短期借入金	－		－		－		194	
	コマーシャルペーパー	－		20,000		△ 20,000		－	
	未払法人税等	14,342		10,256		4,086		10,022	
	賞与引当金	4,207		2,085		2,122		3,917	
	その他	32,685		33,317		△ 632		32,204	
	固定負債	1,831	0.5	2,250	0.6	△ 419	△ 18.6	1,970	0.6
	特別修繕引当金	619		757		△ 138		542	
	その他	1,211		1,493		△ 282		1,427	
	負債合計	81,137	22.4	96,085	26.9	△ 14,948	△ 15.6	72,762	20.7
	少数株主持分	919	0.3	954	0.3	△ 35	△ 3.7	830	0.2
	資本金	6,264	1.7	6,264	1.8	－	－	6,264	1.8
	資本剰余金	15,898	4.4	15,898	4.5	－	－	15,898	4.5
	利益剰余金	266,345	73.7	303,597	85.0	△ 37,252	△ 12.3	268,255	76.3
	その他有価証券評価差額金	110	0.0	82	0.0	28	34.1	37	0.0
	為替換算調整勘定	7,142	2.0	4,812	1.3	2,330	48.4	△ 4,687	△ 1.3
	自己株式	△ 16,279	△ 4.5	△ 70,727	△ 19.8	54,448	△ 77.0	△ 7,878	△ 2.2
	資本合計	279,480	77.3	259,926	72.8	19,554	7.5	277,889	79.1
	負債、少数株主持分及び資本合計	361,537	100.0	356,966	100.0	4,571	1.3	351,482	100.0

（注）

	当第４四半期	当第３四半期	前第４四半期
１．有形固定資産の減価償却累計額	181,818 百万円	176,548 百万円	166,344 百万円
２．保証債務	2,206 百万円	2,209 百万円	1,369 百万円
３．自己株式数	4,401,607 株	19,123,407 株	967,762 株

2. 四半期連結損益計算書

（単位：百万円）

科目	当第4四半期 自平成18年1月1日 至平成18年3月31日		前第4四半期 自平成17年1月1日 至平成17年3月31日		増減		当第3四半期 自平成17年10月1日 至平成17年12月31日	
	金額	百分比(%)	金額	百分比(%)	金額	増減率(%)	金額	百分比(%)
売上高	90,204	100.0	76,938	100.0	13,266	17.2	87,286	100.0
売上原価	46,839	51.9	40,692	52.9	6,147	15.1	40,830	46.8
売上総利益	43,364	48.1	36,245	47.1	7,119	19.6	46,456	53.2
販売費及び一般管理費	19,321	21.4	17,106	22.2	2,215	12.9	19,198	22.0
営業利益	24,043	26.7	19,138	24.9	4,905	25.6	27,257	31.2
営業外収益	655	0.7	1,699	2.2	△ 1,044	△ 61.4	759	0.9
受取利息	332		320		12		482	
為替差益	－		773		△ 773		－	
持分法による投資利益	－		403		△ 403		110	
その他	322		203		119		167	
営業外費用	2,663	3.0	397	0.5	2,266	570.8	855	1.0
支払利息	40		1		39		31	
売上割引	193		169		24		177	
為替差損	1,235		－		1,235		288	
持分法による投資損失	601		－		601		－	
その他	591		228		363		358	
経常利益	22,036	24.4	20,440	26.6	1,596	7.8	27,162	31.1
特別利益	585	0.6	270	0.4	315	116.7	319	0.4
固定資産売却益	52		65		△ 13		15	
その他	533		205		328		305	
特別損失	1,663	1.8	3,414	4.4	△ 1,751	△ 51.3	1,518	1.7
環境整備費	140		793		△ 653		47	
退職加算金	162		77		85		383	
減損損失	785		776		9		320	
固定資産処分損	231		276		△ 45		178	
工場閉鎖損失	－		1,263		△ 1,263		－	
その他	344		229		115		591	
税金等調整前四半期純利益	20,958	23.2	17,297	22.5	3,661	21.2	25,963	29.7
法人税、住民税及び事業税	5,312	5.9	3,820	5.0	1,492	39.1	4,422	5.1
法人税等調整額	△ 778	△ 0.9	△ 1,619	△ 2.1	841	△ 51.9	1,388	1.6
少数株主利益	△ 89	△ 0.1	△ 22	△ 0.0	△ 67	－	30	0.0
四半期純利益	16,514	18.3	15,118	19.6	1,396	9.2	20,120	23.1
1株当たり四半期純利益	38.65 円		135.18 円		△ 96.53 円		46.20 円	

（注）

1．前年同期と比べて当四半期における1株当たり当期純利益が大幅に減少しているのは、当第3四半期に株式分割を実施し発行済株式総数が大幅に増加したことによるものです。詳細につきましては次頁の注をご参照ください。

2．在外連結子会社の換算に関する事項

(1)当第4四半期の売上高・損益を、前第4四半期の為替レートで換算した場合の金額とその差額

科目	当四半期レートで換算	前年同期レートで換算	差額
売上高	90,204 百万円	88,097 百万円	2,107 百万円
営業利益	24,043 百万円	22,829 百万円	1,214 百万円
経常利益	22,036 百万円	20,846 百万円	1,190 百万円
当期純利益	16,514 百万円	15,353 百万円	1,161 百万円

(2)主要通貨の換算レートと前年同期比変動率

主要通貨		当四半期平均為替レート	前年同期平均為替レート	変動率	当第3四半期為替レート
USドル	US$	117.16 円	105.25 円	-11.3% （円安）	117.83 円
ユーロ	EURO	140.92 円	137.62 円	-2.4% （円安）	140.14 円
タイ・バーツ	BAHT	3.00 円	2.72 円	-10.3% （円安）	2.87 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均

3．重要な後発事象

該当する事項はありません。

[株式の分割に係る注記]

平成17年7月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。

１．株式分割前の当社発行済株式総数　112,349,005株

２．今回の分割により増加した株式数　337,047,015株

３．株式分割後の当社発行済株式総数　449,396,020株

なお、本資料中の財務諸表における前第4四半期の１株当たり情報は遡及修正を行なっておりませんが、参考として、当該株式分割が、前第4四半期の期首において行なわれたと仮定した場合における１株当たり情報は以下のとおりであります：

（単位：円、少数第２位未満切捨）

科目	当第４四半期 自 平成18年1月 1日 至 平成18年3月31日	前第４四半期 自 平成17年1月 1日 至 平成17年3月31日	増減	当第３四半期 自 平成17年10月 1日 至 平成17年12月31日
１株当たり株主資本	648.87 円	623.59 円	25.28 円	604.09 円
１株当たり四半期純利益	38.65 円	33.79 円	4.86 円	46.20 円
潜在株式調整後 １株当たり四半期純利益	38.47 円	33.71 円	4.76 円	46.01 円

[自己株式の取得に係る注記]

平成17年10月20日開催の取締役会の決議により、商法第211条の3第1項第2号の規定に基づく自己株式の取得を実施いたしました。詳細は以下のとおりです：

１．取得期間　平成17年11月15日から平成17年12月1日まで（約定ベース）

２．取得株式数　15,686,800株　（発行済株式総数の3.5％）

３．取得総額　63,999,973,000円

４．取得方法　東京証券取引所における市場買付

（ご参考）　平成17年10月20日開催の当社取締役会における決議の内容
取得する株式の種類　当社普通株式
取得する株式の総数　1,600万株（上限）（※株式分割実施後の株数）
株式の取得価額の総額　640億円（上限）
取得期間　平成17年10月21日から平成17年12月20日まで

[自己株式の消却に係る注記]

平成13年1月20日開催の取締役会の決議により、商法第212条の規定に基づく自己株式の消却を実施いたしました。詳細は以下のとおりです：

１．消却の目的　資本効率の向上と、発行済株式総数の減数を通じた株主利益の増進を図る。

２．消却した株式の種類　当社普通株式

３．消却した株式の総数　14,379,000株　（発行済株式総数の3.2％）

４．消却実施日　平成18年2月1日

５．消却後の発行済株式総数　435,017,020株

3. 四半期連結剰余金計算書

（単位：百万円）

	科目	当第４四半期 自平成18年1月1日 至平成18年3月31日	前第４四半期 自平成17年1月1日 至平成17年3月31日	増減	当第３四半期 自平成17年10月1日 至平成17年12月31日
資本剰余金の部	Ⅰ．資本剰余金期首残高	15,898	15,898	－	15,898
	Ⅱ．資本剰余金増加高	－	－	－	－
	Ⅲ．資本剰余金減少高	－	－	－	－
	Ⅳ．資本剰余金期末残高	15,898	15,898	－	15,898
利益剰余金の部	Ⅰ．利益剰余金期首残高	303,597	253,154	50,443	297,127
	Ⅱ．利益剰余金増加高	16,514	15,118	1,396	20,120
	四半期純利益	16,514	15,118	1,396	20,120
	Ⅲ．利益剰余金減少高	53,766	17	53,749	13,651
	1. 配当金	－	－	－	13,374
	2. 自己株式消却額	53,180	－	53,180	－
	3. 自己株式処分差損	571	17	554	278
	4. その他減少高	13	－	13	－
	Ⅳ．利益剰余金期末残高	266,345	268,255	△ 1,910	303,597

4. 四半期連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当第４四半期 自平成18年1月1日 至平成18年3月31日 金額	前第４四半期 自平成17年1月1日 至平成17年3月31日 金額	増減 金額	当第３四半期 自平成17年10月1日 至平成17年12月31日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	20,958	17,296	3,662	25,962
減価償却費	7,821	6,196	1,625	7,103
減損損失	785	775	10	319
営業譲渡益	△ 594	−	△ 594	−
貸倒引当金の増加額又は減少額（△）	24	△ 339	363	0
賞与引当金の増加額又は減少額（△）	2,120	1,919	201	△ 1,995
特別修繕引当金の増加額又は減少額（△）	△ 137	△ 20	△ 117	8
受取利息及び受取配当金	△ 332	△ 320	△ 12	△ 482
支払利息	40	0	40	31
為替差損又は為替差益（△）	72	△ 147	219	△ 323
持分法による投資損益	601	△ 402	1,003	△ 109
固定資産売却益	△ 52	△ 65	13	△ 14
固定資産処分損	231	275	△ 44	177
その他	1,177	215	962	△ 262
売上債権の減少額又は増加額（△）	5,415	3,743	1,672	△ 5,719
たな卸資産の減少額又は増加額（△）	1,215	1,062	153	△ 1,587
その他流動資産の減少額又は増加額（△）	3,714	838	2,876	△ 935
仕入債務の増加額又は減少額（△）	△ 349	△ 4,351	4,002	264
未払消費税等の増加額又は減少額（△）	△ 253	△ 280	27	△ 234
その他流動負債の増加額又は減少額（△）	△ 214	3,086	△ 3,300	615
小計	42,245	29,483	12,762	22,817
利息及び配当金の受取額	339	277	62	507
利息の支払額	△ 41	△ 11	△ 30	△ 11
法人税等の支払額	△ 1,273	△ 1,964	691	△ 6,288
営業活動によるキャッシュ・フロー	41,269	27,784	13,485	17,024
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 10,609	△ 6,964	△ 3,645	△ 16,493
有形固定資産の売却による収入	45	368	△ 323	65
投資有価証券の取得による支出	△ 536	−	△ 536	△ 1,532
連結範囲の変更に伴う子会社株式の取得	△ 337	−	△ 337	−
貸付金の回収による収入	22	46	△ 24	33
その他投資に関する支出	△ 1,382	△ 573	△ 809	△ 1,819
その他投資に関する収入	72	75	△ 3	28
営業譲渡による収入	830	−	830	−
投資活動によるキャッシュ・フロー	△ 11,896	△ 7,047	△ 4,849	△ 19,719
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出(△)（純額）	△ 20,000	190	△ 20,190	20,000
自己株式の取得による支出	△ 3	△ 5	2	△ 64,006
自己株式の売却による収入	698	298	400	618
親会社による配当金の支払額	−	−	−	△ 13,377
財務活動によるキャッシュ・フロー	△ 19,304	483	△ 19,787	△ 56,765
Ⅳ 現金及び現金同等物に係る換算差額	△ 952	728	△ 1,680	2,614
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	9,115	21,949	△ 12,834	△ 56,845
Ⅵ 現金及び現金同等物期首残高	74,458	90,925	△ 16,467	131,304
Ⅶ 現金及び現金同等物期末残高	83,574	112,874	△ 29,300	74,458

（注）

キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

5. 四半期連結財務諸表作成のための基本となる重要な事項

1）連結範囲及び持分法の適用に関する事項
・ 連結子会社数　62社
　主要会社名　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　　5社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）

2）会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a．前年同期末（前第4四半期末＝平成17年3月末）との比較＝4社増加
・新規設立により5社増加
　・ HOYA MEDICAL EUROPE GMBH.（ドイツ）
　・ HOYA HEALTHCARE (SHANGHAI) CO.,LTD.（中国）
　・ HOYA CANDEO OPTRONICS KOREA CO.,LTD.（韓国）
　・ VISION MEMBRANE TECHNOLOGIES, INC.（米国）
　・ その他1社（海外）
・非持分法会社の連結子会社への移行により1社増加　・ QSTREAMS NETWORKS, INC.（米国）
・親会社への吸収合併により1社減少　・ HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ㈱
・清算により1社減少　・ HOYA LENS MEXICO, SA.DE.CV.（ﾒｷｼｺ）

b．直前四半期末（当第3四半期末＝平成17年12月末）との比較＝1社減少
・非持分法会社の連結子会社への移行により1社増加　・ QSTREAMS NETWORKS, INC.（米国）
・親会社への吸収合併により1社減少　・ HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ㈱
・清算により1社減少　・ HOYA LENS MEXICO, SA.DE.CV.（ﾒｷｼｺ）

ロ．持分法適用会社　：
a．前年同期末（前第4四半期末＝平成17年3月末）との比較
・該当事項はありません。

b．直前四半期末（当第3四半期末＝平成17年12月末）との比較
・該当事項はありません。

	当第4四半期	前第4四半期	増　減	当第3四半期
連結子会社数	62 （国内5、海外57）	58 （国内6、海外52）	+4 （国内-1、海外+5）	63 （国内6、海外57）
非連結子会社数	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）
関連会社数	5 （国内5、海外-）	5 （国内5、海外-）	－ （国内-、海外-）	6 （国内5、海外1）
（うち持分法適用会社数）	(1) （国内1、海外-）	(1) （国内1、海外-）	(-) （国内-、海外-）	(1) （国内1、海外-）
グループ合計 （うち持分法適用会社数）	67社 （1社）	63社 （1社）	+4社 （－）	69社 （1社）

②会計方針の変更　：　該当事項はありません。

[連結キャッシュ・フロー計算書に係る注記]

（単位：百万円未満切捨）

1．現金及び現金同等物の四半期末残高と連結貸借対照表に記載されている科目の金額

	当第4四半期 自平成18年1月1日 至平成18年3月31日	前第4四半期 自平成17年1月1日 至平成17年3月31日	当第3四半期 自平成17年10月1日 至平成17年12月31日
現金及び預金勘定	83,574	112,874	74,458
現金及び現金同等物	83,574	112,874	74,458

2．重要な非資金取引の内容

当第4四半期（自平成18年1月1日　至平成18年3月31日）

自己株式の消却　53,180 百万円

（平成18年2月1日付、14,379,000株）

※これにより、当社の消却後の発行済株式総数は、435,017,020株になりました。

前第4四半期（自平成17年1月1日　至平成17年3月31日）

該当事項はありません。

当第3四半期（自平成17年10月1日　至平成17年12月31日）

該当事項はありません。

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第4四半期 （平成18年3月31日現在）			当第3四半期 （平成17年12月31日現在）			前第4四半期 （平成17年3月31日現在）		
(1)満期保有目的の債券	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
①国債・地方債等	－	－	－	－	－	－	－	－	－
②社債	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	1,692	1,874	181	1,692	1,870	177	159	308	148
②債券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社債	－	－	－	－	－	－	－	－	－
その他	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	1,692	1,874	181	1,692	1,870	177	159	308	148

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第4四半期 （平成18年3月31日現在）	当第3四半期 （平成17年12月31日現在）	前第4四半期 （平成17年3月31日現在）
(1)満期保有目的の債券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①国債・地方債等	－	－	－
②社債	－	－	－
③その他	－	－	－
計	－	－	－
(2)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	11,104	11,650	9,486
計	11,104	11,650	9,486
(3)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	802	1,016	274
②その他	279	276	314
計	1,081	1,292	588

3．デリバティブ取引の契約額、時価及び評価損益等

該当事項はありません。

[税効果会計に係る注記]

（単位：百万円未満切捨）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	当第4四半期 平成18年 3月31日現在	当第3四半期 平成17年 12月31日現在	前第4四半期 平成17年 3月31日現在
(1) 流動の部			
繰延税金資産			
たな卸資産未実現利益	1,692	2,049	2,166
環境整備費否認額	1,474	1,414	323
賞与引当金否認額	1,601	801	1,529
未払事業税否認額	727	418	691
減価償却損金算入限度超過額	－	－	285
その他	1,911	1,564	1,505
繰延税金資産　合計	7,407	6,249	6,500
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,962	1,938	1,876
減損損失否認額	556	877	861
貸倒引当金損金算入限度超過額	105	109	117
工場閉鎖損失	－	－	510
その他	1,078	1,275	681
繰延税金資産　合計	3,702	4,201	4,047
繰延税金負債			
固定資産圧縮積立金	△ 406	△ 415	△ 434
特別償却準備金	△ 298	△ 293	△ 313
その他有価証券評価差額金	△ 74	△ 33	△ 35
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 945	△ 907	△ 949
繰延税金資産の純額	2,757	3,293	3,097

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第4四半期 自平成18年1月1日 至平成18年3月31日	前第4四半期 自平成17年1月1日 至平成17年3月31日	当第3四半期 自平成17年10月1日 至平成17年12月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 21.0	△ 17.4	△ 18.0
交際費等永久に損金に算入されない項目	0.7	1.1	0.3
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	－	－	0.0
受取配当金等連結消去に伴う影響額	－	△ 8.4	0.0
持分法による投資利益	1.2	△ 0.9	△ 0.2
試験研究費等の特別税額控除	△ 0.6	△ 1.1	△ 0.4
その他	0.8	△ 1.1	0.2
税効果会計適用後の法人税等の負担率	21.6	12.7	22.4

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

当社および国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、前期の平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

	当第4四半期 自平成18年1月1日 至平成18年3月31日	前第4四半期 自平成17年1月1日 至平成17年3月31日	当第3四半期 自平成17年10月1日 至平成17年12月31日
(2) 退職給付費用の内訳			
退職加算金	162	77	383
退職給付費用	162	77	383

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における東京スタジオ（昭島工場内）等

場　所	用　途	種　類
東京都昭島市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第４四半期 自平成18年1月1日 至平成18年3月31日	前第４四半期 自平成17年1月1日 至平成17年3月31日	当第３四半期 自平成17年10月1日 至平成17年12月31日
機械装置他	417	9	320
計	417	9	320

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) ホトニクス部門における前橋工場

場　所	用　途	種　類
群馬県前橋市	ホトニクス製造設備等	土地・建物、機械装置等

HOYA CANDEO OPTRONICS㈱の前橋工場は、他事業所への統合により前期に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第４四半期 自平成18年1月1日 至平成18年3月31日	前第４四半期 自平成17年1月1日 至平成17年3月31日	当第３四半期 自平成17年10月1日 至平成17年12月31日
土地	－	449	－
建物他	－	317	－
計	－	766	－

なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

(3) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第４四半期 自平成18年1月1日 至平成18年3月31日	前第４四半期 自平成17年1月1日 至平成17年3月31日	当第３四半期 自平成17年10月1日 至平成17年12月31日
土地	368	－	－
計	368	－	－

なお、当資産グループの回収可能価額は、公示価格により測定しております。

（３）セグメント情報

１．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別：当第４四半期　自　平成18年1月1日　至　平成18年3月31日

科目 ＼ セグメント	情報・通信		アイケア		その他		計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
(1)外部顧客に対する売上高	50,357	2,524	27,844	8,946	181	349	90,204	－	90,204
(2)セグメント間の内部売上高又は振替高	67	47	△ 1	0	6	945	1,062	(1,062)	－
計	50,425	2,571	27,843	8,947	187	1,294	91,266	(1,062)	90,204
営業費用	31,879	2,329	22,647	8,266	357	1,154	66,630	(470)	66,161
営業利益又は営業損失(△)	18,546	241	5,197	681	△ 169	140	24,636	(593)	24,043
営業利益率	36.8%	9.4%	18.7%	7.6%	-90.4%	10.8%	27.0%	－	26.7%
２．資産、減価償却費及び資本的支出等									
資産	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
減価償却費	5,679	33	1,805	253	－	13	7,786	35	7,821
減損損失	－	－	－	－	417	－	417	368	785
資本的支出	8,364	68	2,015	957	340	137	11,884	35	11,919
研究開発費	1,874	902	696	852	18	－	4,344	－	4,344
従業員数（名）	17,133	191	6,794	733	86	185	25,122	54	25,176

期別：前第４四半期　自　平成17年1月1日　至　平成17年3月31日

科目 ＼ セグメント	情報・通信		ヘルスケア		その他		計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
(1)外部顧客に対する売上高	40,937	2,378	24,499	7,811	831	479	76,938	－	76,938
(2)セグメント間の内部売上高又は振替高	58	67	1	0	6	1,241	1,375	(1,375)	－
計	40,996	2,446	24,500	7,811	837	1,721	78,313	(1,375)	76,938
営業費用	26,425	2,481	20,285	6,202	1,156	1,566	58,118	(318)	57,799
営業利益又は営業損失(△)	14,571	△ 35	4,215	1,608	△ 318	154	20,195	(1,056)	19,138
営業利益率	35.5%	-1.5%	17.2%	20.6%	-38.0%	9.0%	25.8%	－	24.9%
２．資産、減価償却費及び資本的支出等									
資産	162,638	7,648	90,765	18,329	1,899	3,215	284,497	66,985	351,482
減価償却費	4,290	30	1,631	180	－	47	6,182	14	6,196
減損損失	－	766	－	－	9	－	776	－	776
資本的支出	6,762	87	1,879	136	8	49	8,923	0	8,923
研究開発費	1,743	252	281	187	7	－	2,474	－	2,474
従業員数（名）	13,462	226	6,464	601	168	256	21,177	57	21,234

<参考>　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
売上高　増減額									
(1)外部顧客に対する売上高増減額	9,420	146	3,345	1,135	△ 650	△ 130	13,266	－	13,266
外部売上高の増減率	23.0%	6.1%	13.7%	14.5%	-78.2%	-27.1%	17.2%	－	17.2%
(2)セグメント間売上高又は振替高増減額	9	△ 20	△ 2	0	0	△ 296	△ 313	313	－
計	9,429	125	3,343	1,136	△ 650	△ 427	12,953	313	13,266
営業費用増減額	5,454	△ 152	2,362	2,064	△ 799	△ 412	8,512	△ 152	8,362
営業損益額増減額	3,975	276	982	△ 927	149	△ 14	4,441	463	4,905
営業損益の増減率	27.3%	－	23.3%	-57.6%	－	-9.1%	22.0%	－	25.6%
営業利益率の増減（ポイント）	1.2	10.9	1.5	△ 13.0	△ 52.4	1.8	1.2	－	－
資産　増減額	41,553	△ 43	7,478	1,598	△ 1,059	769	50,295	△ 40,240	10,055
減価償却費　増減額	1,389	3	174	73	－	△ 34	1,604	21	1,625
減損損失　増減額	－	△ 766	－	－	408	－	△ 359	368	9
資本的支出　増減額	1,602	△ 19	136	821	332	88	2,961	35	2,996
研究開発費　増減額	131	650	415	665	11	－	1,870	－	1,870
従業員数（名）　増減数	3,671	△ 35	330	132	△ 82	△ 71	3,945	△ 3	3,942

（注）

1．事業区分の方法及び各区分に属する主要製品及び役務の名称

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム
	ヘルスケア	コンタクトレンズ、眼内レンズ
その他	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当第4四半期　452 百万円、

前第4四半期　837 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当第4四半期　34,912 百万円、

前第4四半期　75,075 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当第４四半期 自 平成18年1月1日 至 平成18年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	61,365	9,590	10,725	8,524	90,204	－	90,204
(2)セグメント間の内部売上高又は振替高	6,149	31	264	32,123	38,566	(38,566)	－
計	67,514	9,621	10,988	40,647	128,770	(38,566)	90,204
営業費用	60,256	9,743	9,102	28,269	107,370	(41,209)	66,161
営業利益又は営業損失（△）	7,258	△ 122	1,886	12,378	21,400	2,643	24,043
営業利益率	10.8%	-1.3%	17.2%	30.5%	16.6%	－	26.7%
2．資産	163,840	22,377	63,345	149,298	398,861	(37,323)	361,537

科目 ＼ 期別・セグメント	前第４四半期 自 平成17年1月1日 至 平成17年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	57,034	7,273	8,894	3,736	76,938	－	76,938
(2)セグメント間の内部売上高又は振替高	4,467	112	66	23,318	27,965	(27,965)	－
計	61,501	7,386	8,960	27,054	104,903	(27,965)	76,938
営業費用	52,122	7,554	7,557	19,387	86,621	(28,822)	57,799
営業利益	9,378	△ 167	1,403	7,667	18,281	857	19,138
営業利益率	15.3%	-2.3%	15.7%	28.3%	17.4%	－	24.9%
2．資産	165,938	17,128	32,927	104,191	320,185	31,297	351,482

<参考> 前期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高 増減額							
(1)外部顧客に対する売上高増減額	4,331	2,317	1,831	4,788	13,266	－	13,266
外部売上高増減率	7.6%	31.9%	20.6%	128.2%	17.2%	－	17.2%
(2)セグメント間売上高又は振替高増減額	1,682	△ 81	198	8,805	10,601	△ 10,601	－
計	6,013	2,235	2,028	13,593	23,867	△ 10,601	13,266
営業費用増減額	8,134	2,189	1,545	8,882	20,749	△ 12,387	8,362
営業利益額増減額	△ 2,120	45	483	4,711	3,119	1,786	4,905
営業利益額増減率	-22.6%	-26.9%	34.4%	61.4%	17.1%	－	25.6%
資産 増減額	△ 2,098	5,249	30,418	45,107	78,676	△ 68,620	10,055

（注）

1．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第４四半期　674 百万円、
前第４四半期　845 百万円
であり、その主なものは、本社部門に係る費用であります。

2．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第４四半期　33,958 百万円、
前第４四半期　72,840 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

３．海外売上高

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当第４四半期 自 平成18年1月1日 至 平成18年3月31日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	12,386	11,194	23,665	851	48,096
連結売上高					90,204
連結売上高に占める海外売上高の割合（％）	13.7%	12.4%	26.2%	1.0%	53.3%
海外売上高における地域別の割合（％）	25.7%	23.3%	49.2%	1.8%	100.0%

科目 ＼ 期別・セグメント	前第４四半期 自 平成17年1月1日 至 平成17年3月31日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	9,684	9,415	17,163	6	36,268
連結売上高					76,938
連結売上高に占める海外売上高の割合（％）	12.6%	12.2%	22.3%	0.0%	47.1%
海外売上高における地域別の割合（％）	26.7%	26.0%	47.3%	0.0%	100.0%

<参考>　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減				
	北米	欧州	アジア	その他の地域	合計
海外売上高増減額	2,702	1,779	6,502	845	11,828
連結売上高増減額					13,266
海外売上高増減率（％）	27.9%	18.9%	37.9%	－	32.6%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域

1.国又は地域の区分の方法・・・・・・・　地理的近接度による。

2.各区分に属する主な国又は地域・・・・　北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

（４）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当第４四半期		前第４四半期		増減		当第３四半期	
	自 平成18年1月1日 至 平成18年3月31日		自 平成17年1月1日 至 平成17年3月31日				自 平成17年10月 1日 至 平成17年12月31日	
	金額	構成比％	金額	構成比％	金額	増減率％	金額	構成比％
国内	22,982	45.6	20,950	51.2	2,032	9.7	23,393	47.9
海外	27,375	54.4	19,987	48.8	7,388	37.0	25,449	52.1
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	50,357	55.8	40,937	53.2	9,420	23.0	48,842	56.0
国内	1,376	54.5	1,866	78.5	△ 490	△ 26.3	1,400	57.1
海外	1,148	45.5	512	21.5	636	124.2	1,051	42.9
ホトニクス	2,524	2.8	2,378	3.1	146	6.1	2,451	2.8
国内	24,358	46.1	22,816	52.7	1,542	6.8	24,792	48.3
海外	28,524	53.9	20,500	47.3	8,024	39.1	26,500	51.7
情報・通信	52,882	58.6	43,316	56.3	9,566	22.1	51,293	58.8
国内	8,705	31.3	9,040	36.9	△ 335	△ 3.7	8,811	33.7
海外	19,139	68.7	15,459	63.1	3,680	23.8	17,344	66.3
ビジョンケア	27,844	30.9	24,499	31.8	3,345	13.7	26,155	30.0
国内	8,571	95.8	7,599	97.3	972	12.8	8,565	96.1
海外	375	4.2	212	2.7	163	76.9	350	3.9
ヘルスケア	8,946	9.9	7,811	10.2	1,135	14.5	8,916	10.2
国内	17,276	47.0	16,639	51.5	637	3.8	17,377	49.5
海外	19,515	53.0	15,672	48.5	3,843	24.5	17,693	50.5
アイケア	36,791	40.8	32,311	42.0	4,480	13.9	35,070	40.2
国内	124	68.5	735	88.4	△ 611	△ 83.1	361	81.5
海外	57	31.5	96	11.6	△ 39	△ 40.6	81	18.5
クリスタル	181	0.2	831	1.1	△ 650	△ 78.2	443	0.5
国内	349	100.0	479	100.0	△ 130	△ 27.1	480	100.0
海外	－	－	－	－	－	－	－	－
サービス	349	0.4	479	0.6	△ 130	△ 27.1	480	0.5
国内	473	89.1	1,215	92.7	△ 742	△ 61.1	842	91.2
海外	57	10.9	96	7.3	△ 39	△ 40.6	81	8.8
その他	531	0.6	1,311	1.7	△ 780	△ 59.5	923	1.0
国内	42,108	46.7	40,670	52.9	1,438	3.5	43,011	49.3
海外	48,096	53.3	36,268	47.1	11,828	32.6	44,275	50.7
合計	90,204	100.0	76,938	100.0	13,266	17.2	87,286	100.0

平成 18 年4月 20 日

各　位

会社名　HOYA株式会社
代表者名 代表執行役CEO 鈴木 洋
(コード番号 7741 東証第一部)
問合せ先 HRD センター 河原 和夫
(TEL 03-3232-5629)

ストック・オプションとして新株予約権を発行する件

当社は平成 18 年 4 月 20 日開催の当社取締役会において、会社法第 238 条および第 239 条の規定に基づき、下記の要領により当社の従業員ならびに当社子会社の取締役および従業員に対してストックオプションとして新株予約権を発行することの承認を求める議案を、平成 18 年 6 月 16 日開催予定の当社第 68 期定時株主総会に提案することを決議いたしましたので、お知らせいたします。

記

1. 株主以外の者に対し特に有利な条件で新株予約権を発行することを必要とする理由
当社の従業員ならびに当社子会社の取締役および従業員の業績向上に対する意欲や士気を高めるとともに、優秀な人材を確保することを目的として、3. の要領に記載のとおり当社の従業員ならびに当社子会社の取締役および従業員に対して特に有利な条件で新株予約権を発行するものであります。

2. 新株予約権割当の対象者
当社の従業員ならびに当社子会社の取締役および従業員

3. 新株予約権発行の要領

(1)新株予約権の目的たる株式の種類および数
当社普通株式 1,200,000 株を上限とする。
なお、当社が株式分割または株式併合を行なう場合、次の算式により目的たる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式の数について行なわれ、調整の結果生じる1株未満の端数については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×分割・併合の比率

その他当社が取締役会決議により定める一定の場合にも適宜調整される。

(2)新株予約権の数
3,000 個を上限とする。
(新株予約権1個当たりの目的となる株式数は 400 株。ただし、前項(1)に定める株式の数の調整を行なった場合は、同様の調整を行なう。)

(3)新株予約権の払込金額
金銭の払込みを要しない。

(4)各新株予約権の行使に際して出資される財産の価額の算定方法

新株予約権1個当たりの行使に際して出資される財産の価額は、次により決定される1株当たりの出資金額に、(2)に定める新株予約権1個の株式数を乗じた金額とする。

1株当たりの出資金額は、東京証券取引所における当社株式普通取引の新株予約権の募集事項を定める取締役会決議日の前日の終値(取引が成立しない場合はそれに先立つ直近日の終値)とする。

なお、株式の分割または株式併合を行なう場合は、次の算式により出資金額を調整し、調整による1円未満の端数は切り上げる。

調整後出資金額＝調整前出資金額×(1÷(分割・併合の比率))

その他当社が取締役会決議により定める一定の場合にも適宜調整される。

(5)新株予約権の権利行使期間

平成 19 年 10 月1日から平成 28 年9月 30 日まで。ただし、個別の対象者と当社との間で個別に締結される新株予約権割当に関する契約(「新株予約権割当契約」)により、権利行使期間中における新株予約権の行使が制限されることがある。

(6)新株予約権の行使条件

① 新株予約権の割当を受けた者は、権利行使時においても、当社の従業員ならびに当社子会社の取締役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。

② 新株予約権割当契約で、相続人、譲受人、質権の設定を受けた者その他の新株予約権の割当を受けた者の承継人による新株予約権の行使は認めないものとする。

③ 新株予約権割当契約で、権利行使期間中の各年(1月1日から 12 月 31 日までの期間)において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。

④ その他権利行使の条件は、新株予約権の募集事項を定める取締役会決議に基づき、新株予約権割当契約に定めるところによる。

(7)新株予約権の取得

当社が消滅会社となる合併契約、当社が分割会社となる分割契約もしくは分割計画、当社が完全子会社となる株式交換契約、または株式移転計画につき株主総会で承認(株主総会の承認が不要な場合には取締役会決議または代表執行役の決定)がなされたときは、当社は、新株予約権を無償で取得することができる。

(8)増加する資本金および資本準備金

新株予約権の行使により株式を発行する場合における1株あたりの増加する資本金は、新株予約権の行使に際して出資される1株あたりの金額に0.5を乗じた金額(計算の結果1円の端数を生じる場合はその端数を切り上げた額)とし、1株あたりの増加する資本準備金は、新株予約権の行使に際して出資される1株あたりの金額から資本金に計上した額を減じた金額とする。

(9) 新株予約権の譲渡制限

譲渡による新株予約権を取得するには取締役会の承認を要するものとする。

(10)募集事項の決定の委任等

上記に定めるものの他、新株予約権の募集事項および細目事項については、定時株主総会後に開催される取締役会決議により定める。

以 上